As filed with the Securities and Exchange Commission on January 17, 2012

Registration Statement No. 333-175619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Greenway Medical Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Georgia (before reincorporation) Delaware (after reincorporation)	7373	58-2412516
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

121 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Reinaldo Pascual Paul Hastings LLP 600 Peachtree Street, N.E., Suite 2400 Atlanta, GA 30308 (404) 815-2227 Facsimile — (404) 685-5227	Christian O. Nagler Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4660 Facsimile — (212) 446-4900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [  ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b- 2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Estimated Maximum Offering Price per Share(2)	Estimated Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.0001 per share	7,666,667	$13.00	$99,666,671.00	$11,421.80

(1)	Includes 1,000,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)	Calculated pursuant to Rule 457(a) based on a bona fide estimate of the maximum aggregate offering price.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)
Dated January 17, 2012

6,666,667 Shares

Greenway Medical Technologies, Inc.

Common Stock

This is the initial public offering of shares of common stock of Greenway Medical Technologies, Inc.

Greenway is offering 5,349,324 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,317, 343 shares. Greenway will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $ 11.00 and $ 13.00 . Greenway has applied to list the common stock on the New York Stock Exchange under the symbol “GWAY.”

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Greenway	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 1,000,000 shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 .

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This is a firm commitment underwritten offering. The underwriters expect to deliver the shares against payment in New York, New York on             , 2012 .

J.P. Morgan	Morgan Stanley	William Blair & Company

Piper Jaffray	Raymond James

                            , 2012

GREENWAY

Provider Infrastructure

PrimeDATACLOUD
PrimeMOBILE
PrimePATIENT
PrimeSPEECH
PrimeEXCHANGE
PrimeSUITE
The Power of One
PrimeIMAGE
Innovation Services
PrimeRCM
PrimeRESEARCH
Business Services
SOLO PRACTITIONER
COMMUNITY HEALTH CENTER
MULTI-PROVIDER
RETAIL CLINICS
MULTI-SPECIALTY
ENTERPRISE

Through and including             , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the selling stockholders have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Industry and market data used throughout this prospectus were obtained through our research and surveys and studies conducted by third-parties as well as industry and general publications. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe that these sources are credible, we have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry and market data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.” The Company has also relied upon customer case studies cited in this prospectus conducted by third parties. These case studies were conducted on the Company’s behalf and funded by the Company. The conclusions regarding the potential for increased cash flow of customers are those of the Company derived upon management’s analysis of the results of the case studies and are not attributed to the third parties which conducted the studies.

Greenway®, PrimeSUITE®, PrimePATIENT®, and PrimeRCM® are registered trademarks of Greenway Medical Technologies, Inc. We also use the following trademarks in our business: PrimeEXCHANGETM, PrimeMOBILETM, PrimeRESEARCHTM, PrimeSPEECHTM, PrimeIMAGETM , PrimeDATACLOUDTM and Smarter solutions for Smarter heathcareTM . Solely for convenience, our trademarks may appear in this prospectus without the ® or TM symbols, but such references are not intended, to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our trademark rights.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our financial statements and related notes, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. See the section entitled “Risk Factors.” References to “we,” “our,” “us,” “Company,” or “Greenway” refer to Greenway Medical Technologies, Inc. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Overview

We are a leading provider of integrated information technology solutions and managed business services to ambulatory healthcare providers throughout the United States. At the core of our suite of solutions and services is PrimeSUITE, our award-winning, fully-integrated electronic healthcare record (“EHR”), practice management (“PM”) and interoperability solution. PrimeSUITE integrates clinical, financial and administrative data in a single database to enable comprehensive views of the patient record, which we believe supports efficient workflows throughout each patient encounter, reduces clinical and administrative errors and allows for the seamless exchange of data between our provider customers and the broader healthcare community. We augment our solutions by offering managed business services, including clinically-driven revenue cycle management (“RCM”) and EHR-enabled research services. By integrating clinical, financial and administrative data and processes, our solutions and services are designed to enable providers to deliver more advanced care and improve their efficiency and profitability. Based on our internal tracking data, over 33,000 providers, which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff, use our solutions and services to deliver care to and manage the clinical, financial and administrative information of over 20 million patients.

Our technology solutions and services are designed to address the needs of providers in all ambulatory settings: independent physician practices, multi-specialty group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic health centers, federally-qualified health centers (“FQHCs”), community health centers (“CHCs”), integrated delivery networks (“IDNs”), accountable care communities (“ACCs”) and accountable care organizations (“ACOs”). Our single database technology platform, which reflects over 12 years of development, is available in either a cloud-based or premise-based model and is scalable to serve the needs of ambulatory providers of any size. As providers’ needs evolve, our platform allows for the efficient development and integration of new solutions, which we refer to as our innovation platform.

Our integrated EHR/PM solution is consistently rated among the best in the industry. Since 2004, PrimeSUITE has received 13 “Best in KLAS” awards in ambulatory EHR and PM categories. We have achieved a customer retention rate of approximately 95% in a market where, according to KLAS, 35% of providers who have adopted EHR technologies, are considering replacing their current vendors. We believe this success is a reflection of our historical and continuing focus on usability at the point of care as our foremost development priority and our commitment to customer service from initial implementation and training to on-going support.

The ambulatory EHR market has historically been underpenetrated and installed systems have been underutilized. We believe adoption of these technologies has been low for several reasons including providers’ resistance to making the required investment and concerns that creating and managing electronic records may disrupt clinical and administrative workflows. Adoption of EHR solutions is accelerating as more providers realize the benefits of using technology solutions, including the potential return on investment from adoption of solutions such as PrimeSUITE. Government initiatives and legislation have provided additional financial incentives and implementation support for ambulatory providers to adopt EHR solutions. Finally, macro-trends such as increasing consumerism, the shift to quality-based reimbursement and the emerging focus on improving the coordination of care, are creating strong incentives for providers to implement technologies that help them meet the needs of the changing ambulatory healthcare environment.

We estimate the current market for our solutions and services to be approximately $35 billion. We believe our potential customer base includes approximately 638,000 physicians at over 230,000 practices, as well as approximately 3,500 retail and employer based clinics that contain an additional 8,000 providers. Our core EHR/PM solution, PrimeSUITE, serves an estimated $10 billion market. While approximately 50% of the EHR/PM market is penetrated, only 10% of providers fully utilize their installed EHR solution. The markets for certain of our other solutions include $16 billion for our RCM services, $3.5 billion for our data exchange solution, and $2 billion for our speech understanding solution. However, we operate in a competitive industry, and there is no guarantee that providers that have not implemented EHR/PM solutions or those that do not fully utilize their current solutions will choose to implement or fully utilize our products.

We believe we are competitively positioned to penetrate this market opportunity and to take advantage of emerging trends in ambulatory care including demand for interoperability, mobility, consumerism and data liquidity.

During fiscal year ended June 30, 2011, our total revenue was $89.8 million and operating income was $3.8 million compared to $64.6 million and $3.1 million for the year ended June 30, 2010 and $48.7 million and $1.1 million for the year ended June 30, 2009, respectively. During the three months ended September 30, 2011 our total revenue was $25.6 million and operating income (loss) was ($0.6) million compared to $16.5 million and $(1.9) million for the three months ended September 30, 2010.

Industry Overview

Ambulatory providers in the United States are expected to face increasing patient visits and financial and operating challenges. Factors driving these trends include (i) payer initiatives to shift patients away from acute care into ambulatory settings; (ii) increasing access to health insurance coverage; (iii) downward pressure on reimbursement rates; (iv) intensifying regulatory requirements; and (v) increasing complexity of the reimbursement process. In an effort to align provider incentives with improved quality of care and cost efficiencies, payers are introducing new payment methodologies that tie reimbursement to providers’ ability to coordinate care and improve patient outcomes. We believe technology solutions are a critical component of ambulatory providers’ ability to respond and succeed in this environment.

Ambulatory providers have traditionally used PM systems to manage their financial and administrative functions, but clinical workflows are still largely managed on paper charts. Use of paper records can restrict the throughput of the provider and prevent the efficient collection and sharing of critical information. This can cause clinical errors such as adverse drug interactions and result in failure to charge accurately for services rendered and lead to a greater rate of denied claims. Despite the advantages of EHR solutions, their adoption rates by ambulatory providers have been substantially lower than those of PM solutions. Adoption of these technologies has been low for several reasons including the cost of acquiring, implementing and supporting the technology as well as the fear of disrupting clinical and administrative workflows.

We believe several factors are encouraging adoption of EHR/PM solutions and related technologies and services by ambulatory providers and will serve to drive the growth of our business.

•	Compelling Return on Investment. We believe providers are becoming increasingly aware of and comfortable with the potential benefits of using integrated EHR/PM solutions, including helping them practice more advanced medicine and deliver higher quality care, while simultaneously improving revenue generation, reducing cost and increasing efficiency. Providers are recognizing the potential of integrated EHR/PM solutions to significantly improve their operations and profitability.

•	Government Initiatives and Incentives. Over the last several years, the government has enacted initiatives to drive the adoption of certified EHR solutions. Most importantly, the recently enacted Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) provides more than $19 billion of provider incentives through Medicare and Medicaid programs to encourage the adoption of certified EHR solutions. An eligible professional that qualifies for incentives can receive up to an aggregate of $44,000 from Medicare or $63,750 from Medicaid. Additional initiatives include certification programs, such as the Certification Commission for Health Information Technology (“CCHIT”), and the $650 million in grants allocated to create Regional Extension Centers (“RECs”), both of which encourage and support ambulatory providers in the implementation of certified EHR solutions.

•	Trends in the Evolving Ambulatory Market. Three major trends impacting ambulatory providers are greater electronification of health data, growing consumerism and initiatives aimed at improving population health. Ambulatory providers now understand that the adoption of integrated EHR/PM and related technology solutions can help them succeed in this evolving and complex market by taking advantage of these key trends.

We believe many existing EHR and PM technology vendors do not adequately meet the needs of the ambulatory healthcare market. EHR systems are often difficult to use and disruptive to provider workflows. Additionally, many EHR/PM systems are not integrated, which creates inefficiencies between the delivery and documentation of patient care and the administrative and financial processes of the provider. Lack of interoperability with IT systems in other care settings prevents the exchange of clinical, financial and administrative data with the rest of the healthcare community. Finally, many vendors have multiple versions of their software installed across their customer bases, which reduces their ability to provide effective service and support to ambulatory providers. Due in part to these dynamics, 35% of providers recently surveyed by KLAS who have adopted EHR solutions indicated that they are considering replacing their existing EHR systems.

Our Solutions

The foundation of our offering is an integrated suite of technology solutions designed for the unique needs and workflows of ambulatory providers with usability at the point of care as the foremost priority. At the core of our suite of solutions and services is PrimeSUITE, our award-winning, fully-integrated EHR, PM and interoperability solution. We believe our design and built-in clinical decision support capabilities help providers improve patient safety, quality of care and efficiency. PrimeSUITE has over 3,200 clinical templates, designed for the needs of over 30 specialties and subspecialties, that offer data capture layouts that are intuitive to providers and make it easier to enter patient health information at the point of care. Our EHR and PM solutions were designed to be fully-integrated and house clinical, financial, and administrative data within a single database. This allows the EHR and PM systems to operate seamlessly and creates efficiencies between the process of delivering and documenting care and the process of billing and collecting for services.

Since the initial release of PrimeSUITE, we have introduced additional solutions to enhance data liquidity, mobility and productivity of providers. PrimeEXCHANGE facilitates data liquidity by enabling interoperability of clinical and financial data between providers and the broader healthcare community. PrimePATIENT is our provider portal that allows patients to schedule appointments, complete administrative forms, exchange their personal health record information with providers and pay their healthcare bills online. PrimePATIENT also enables e-visits, which are web-enabled consultations between patients and physicians that can supplement or replace traditional in-person office visits, save time for patients and increase revenue for physicians. PrimeMOBILE allows providers to access PrimeSUITE from their mobile devices when working remotely. Finally, our new PrimeSPEECH solution is a sophisticated speech understanding software that simplifies data entry into PrimeSUITE, which reduces workflow disruption and saves time and money providers currently spend on transcription services.

We have also developed several managed business service offerings that leverage our technology solutions and the integrated PrimeSUITE database. These include PrimeRCM, our clinically-driven revenue cycle management services, and PrimeRESEARCH, our EHR-enabled research service that allows providers to participate in clinical research and contribute to population health initiatives.

We believe these innovative solutions and services enable us to act as long-term partners in the success of our customers by providing them the following key benefits:

•	Enable the Delivery of Higher-Quality Care and More Advanced Medicine. Our provider customers can deliver higher-quality care and practice more advanced medicine due to PrimeSUITE’s clinical decision- support capabilities, clinical alerts and reminders, electronic order entry and tracking and active device controls that integrate data from peripheral medical devices directly into the patient’s record. Clinical encounter data captured in PrimeSUITE over time creates a comprehensive electronic healthcare record that enables providers to more effectively identify and proactively address emerging trends in a patient’s health.

•	Deliver Improved Financial Performance. Our solutions enhance provider economics by increasing revenue, improving receivables collection, and reducing administrative costs. Automated reporting of key metrics supports the generation of additional revenue by helping the provider track progress towards qualification for available incentive payments, such as those based on improvement in quality measures or for demonstrating use of e-prescribing and certified EHR technology. Reduced administrative costs are realized through reduction or elimination of transcription, paper chart, administrative staff and other costs. Based on management’s review of a series of case studies conducted on our behalf and funded by us, we believe that customers can significantly increase cash flow following implementation of PrimeSUITE.

•	Enhance the Workflow of the Provider. PrimeSUITE has been developed to accommodate and support the unique clinical workflows of providers in over 30 specialties and subspecialties and the financial and administrative workflows of their staff. PrimeSUITE and our suite of solutions adapt to a provider’s workflow, which encourages quick adoption and overcomes their aversion to switch to electronic systems from traditional paper-based records. Clinical information captured during the patient encounter automatically generates recommended evaluation and management (“E&M”) codes for billing purposes. The integration of clinical, financial and administrative information and its availability to all providers and staff before, during and after patient visits can help providers improve their efficiency.

•	Position Providers for the Future of Healthcare. We believe the future of healthcare will require providers to deliver high-quality care in the most collaborative and cost-effective way possible, while dealing with increasing consumerism among patients and the desire to participate in the improvement of population health. Our integrated and interoperable solutions can help providers collaborate with the broader healthcare community, improve patient experience and satisfaction and increase their participation in clinical trials and population health initiatives.

Our Strengths

We believe we have the following key competitive strengths:

•	Proven, Long-Term Vision. We have succeeded in developing innovative solutions and services to help providers respond to the key trends in the ambulatory market, which we identified early in our history as electronification, consumerism and improving population health. We continuously monitor themes that will shape the future for providers and develop innovative solutions and services to help them succeed as the market evolves.

•	Integrated Technology Model. Our technology architecture, based on Microsoft .NET, has proven to be mission-critical, secure and reliable for over 33,000 providers. All of our solutions and services are based on a single, integrated database that contains clinical, financial and administrative data and supports exceptional interoperability, data analytics and reporting. Our model enables rapid innovation, centralized support and deployment of updates, scalability to serve small and large customers and the ability to provide a cloud-based or premise-based model. This integrated, scalable and flexible technology architecture provides a range of benefits to our customers and forms a strong foundation for our business model.

•	Superior Customer Service and Support. We believe that successful adoption of our solutions requires partnering with our customers to empower them to utilize our technology to its maximum capability. Our high-quality customer service has contributed to our approximately 95% customer retention rate in a market where it is estimated that 35% of providers who have adopted EHR technology are considering replacing it.

•	Trusted Brand. We have a trusted and recognized brand with our customers and within our industry. Our PrimeSUITE solution has received 13 “Best in KLAS” awards since 2004. CCHIT has certified PrimeSUITE as a Complete EHR for 2011/2012 and granted it the highest usability rating of Five Stars. These accolades, combined with our continued involvement in industry initiatives, focus on innovation and high levels of customer service and support, drive increased brand recognition among customers and in our industry.

•	Attractive Business Model. Our broad range of solutions and services and our high customer retention rate provide us with a powerful business model. This model has driven our growth rate over the past five years, and a growing percentage of recurring revenue that, combined with our backlog of new business sold, provides high revenue visibility. Our integrated EHR/PM solution provides operating leverage by allowing us to focus our research and development solely on innovation as opposed to integration of legacy technologies. Furthermore, our cost structure is also more efficient due to the ease of supporting and upgrading our technology platform. These factors help us drive predictable revenue growth and generate greater operating profit.

•	Experienced Management Team. Our management team has significant experience in our industry and a majority of our executives have worked together for more than 10 years. Our team’s vision of the market, which was developed in the late 1990’s and is now coming to fruition, has driven the design of our innovative suite of solutions and business services and our differentiated technology model. Our operational teams are organized around key growth areas and we have instilled a culture of innovation and customer service throughout the company.

Our Strategy

Our objective is to be the most trusted and effective provider of technology solutions and managed business services for ambulatory providers. Our principal strategies to meet our objective are:

•	Increase our Share of the Expanding Market for Ambulatory Technology Solutions. We plan to capitalize on the large and growing ambulatory technology market opportunity by leveraging our targeted and multi-pronged sales strategy. We intend to grow our business by attracting new customers and displacing existing and incumbent competitive products.

•	Generate Greater Revenue per Customer by Expanding Their Use of Our Suite of Solutions and Services. We will continue to cross-sell our integrated product and service offerings to customers already using PrimeSUITE. As our customers use more of our solutions and services, we become even more critical to their operating infrastructure, further solidifying our partnership with them and generating increased revenue per customer.

•	Develop Innovative Solutions for the Evolving Needs of Ambulatory Provider Market. We continuously monitor and work with our customers to understand the evolving technology needs of the ambulatory provider market. The insights we gather help drive our development of new and innovative solutions and services, including our recently introduced PrimeRESEARCH service and PrimeDATACLOUD solution, a collaborative care portal, that securely and cost effectively empowers population health through the sharing and aggregation of data across providers. We will continue to work closely with customers to develop solutions that position them to succeed as the ambulatory care market evolves.

•	Expand Margins by Leveraging our Operating Platform. We expect operating margins to increase as we continue to grow revenue by substantially leveraging our existing infrastructure and operations. We have made, and will continue to make, investments in our technology infrastructure and processes, which we believe will allow us to profitably grow our business as we add new customers and solutions.

•	Pursue Targeted Acquisitions. We intend to pursue acquisitions on a targeted basis, seeking out complementary and innovative technologies and services that augment and differentiate our current solutions.

Risks Associated with Our Business

Our business is subject to a number of risks which you should be aware of before making an investment decision. Those risks are discussed more fully in “Risk Factors” beginning on page 12 . For example:

•	If we are unable to successfully introduce new technology solutions or services or fail to keep pace with advances in technology, our business, financial condition and results of operations will be adversely affected.

•	If we fail to implement our growth strategy or manage future growth effectively, our business would be harmed, and our recent growth rates may not be indicative of our future growth rates.

•	If we lose members of our management team or other qualified personnel or if we are unable to attract, hire, integrate and retain other necessary employees, our business would be harmed.

•	Disruptions in service or damage to our third-party providers’ data centers could adversely affect our business.

•	We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

•	Government programs in the United States initiated to accelerate the adoption and utilization of health information technology and to counter the effects of the current economic situation, may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government.

•	We must ensure our EHR systems are certified pursuant to HITECH Act standards, and failure to continue to provide solutions that are certified could put us at a competitive disadvantage.

•	Our technology solutions are required to meet the standards for interoperability, which could require us to incur substantial additional development costs.

Corporate Information

Immediately prior to the closing of this offering, we will become a Delaware corporation (the “Reincorporation”) by way of a merger with our wholly-owned Delaware subsidiary, Greenway Medical Technologies, Inc. (the “Subsidiary”) , with the S ubsidiary remaining as the surviving corporation with the name Greenway Medical Technologies, Inc. following the merger. We were originally incorporated in Georgia in August 1998. See “Business—Corporate Information.”

Our executive offices are located at 121 Greenway Boulevard, Carrollton, Georgia 30117 and our telephone number at this location is (770) 836-3100. Our website is www.greenwaymedical.com . Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us	5,349,324 Shares
Common stock offered by the selling stockholders	1,317, 343 Shares
Common stock to be outstanding after this offering	27,458,093 Shares
Over-allotment option	1,000,000 Shares
Directed Share Program
The underwriters have reserved for sale primarily to our officers, directors, employees and customers, and family members of the foregoing up to 5 % of the shares of the common stock offered by this prospectus at the initial public offering price. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See the section entitled “Underwriting—Directed Share Program.”

Use of proceeds
We intend to use (a) $ 23.3 million of the net proceeds of this offering to make a cash payment to holders of our outstanding preferred stock concurrently with the conversion of such shares into shares of common stock upon the closing of this offering (excluding those holders who have elected in connection with the conversion to receive all or a portion of such payment in the form of common stock) , (b) approximately $12 million to finance the construction of new facilities to accomodate the growth of our business, and (c) the balance for working capital and general corporate purposes, which may include financing our growth, developing new products and services, and funding capital expenditures, acquisitions and investments. The Company currently does not have any pending material acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See the section entitled “Use of Proceeds.”

NYSE trading symbol	“GWAY”

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2011, after giving effect to the Reincorporation, the conversion of our preferred stock to common stock and the election of holders of our preferred stock in connection with the conversion to receive shares of common stock in lieu of a cash payment, and excludes:

•	260,218 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 at a weighted average exercise price of $ 6.00 per share;

•	3,039,630 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted average exercise price of $ 6.75 per share;

•	67,017 shares of common stock available for future issuance under our equity compensation plans as of September 30, 2011 ; and

•	3,000,000 shares of common stock available for future issuance under the 2011 Stock Plan, approved by our Board of directors on November 16, 2011.

Unless otherwise noted, the information contained in this prospectus reflects and assumes the following:

•	an offering price of $ 12.00 per share of common stock, which is the mid-point of the range set forth on the cover of this prospectus;

•	the Reincorporation to a Delaware corporation;

•	no exercise by the underwriters of their over-allotment option;

•	the conversion of all outstanding shares of our preferred stock into shares of common stock which will happen in connection with the completion of this offering; and

•	our issuance of 5,349,324 shares of common stock in this offering.

SUMMARY FINANCIAL DATA

The following tables set forth, for the periods and at the dates indicated, our summary financial data. We derived the statement of operations data for the years ended June 30, 2009, 2010 and 2011 and the balance sheet data as of June 30, 2010 and 2011 from our audited financial statements, which are included in this prospectus.

The summary statement of operations data for the three months ended September 30, 2010 and 2011 and the summary balance sheet data as of September 30, 2011 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

The pro forma as adjusted balance sheet data as of September 30, 2011 give effect to (1) the automatic conversion of all outstanding shares of convertible preferred stock into 8,842,1 12 shares of common stock upon the Reincorporation merger and the closing of this offering and (2) in connection with the conversion, the mandatory cash payment of $ 23.3 million payable to the holders of outstanding preferred stock and the election of certain preferred stockholders to receive 1,558,437 shares of common stock in lieu of such cash payment, and (3) our issuance and sale of 5,349,324 shares of common stock in this offering at an assumed initial public offering price of $ 12.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read the following information together with the more detailed information contained in “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	For the years ended June 30,			Three months ended September 30,
	2009	2010	2011	2010	2011
	(in thousands, except per share data)			(Unaudited)
Statements of operations data
Revenue:
Systems sales	$20,650	$24,172	$31,726	$4,459	$6,648
Training and consulting services	7,925	11,863	18,373	3,417	6,603
Support services	11,421	16,031	22,401	4,848	7,056
Electronic data interchange and business services	8,716	12,576	17,339	3,783	5,343
Total revenue	48,712	64,642	89,839	16,507	25,650
Cost of revenue:
Systems sales(1)	6,500	6,752	7,522	1,222	1,847
Training and consulting services(1)	5,708	8,152	13,550	2,910	4,431
Support services(1)	3,279	4,179	7,059	1,249	2,257
Electronic data interchange and business services(1)	5,954	8,713	12,280	2,580	3,821
Total cost of revenue	21,441	27,796	40,411	7,961	12,356
Gross profit	27,271	36,846	49,428	8,546	13,294
Operating expenses:
Sales, general and administrative(1)	20,370	27,727	37,399	8,597	10,678
Research and development(1)	5,767	5,991	8,218	1,824	3,165
Total operating expenses	26,137	33,718	45,617	10,421	13,843
Operating income (loss)	1,134	3,128	3,811	(1,875)	(549)
Interest and other expense, net	153	115	46	0	(47)
Income (loss) before income taxes	981	3,013	3,765	(1,875)	(596)
Provision (benefit) for income taxes	26	148	(29,200)	6	(190)
Net income (loss)	955	2,865	32,965	(1,881)	(406)
Preferred stock dividends and accretion	(9,014)	(8,038)	(54,961)	(13,232)	(9,376)
Loss available to common stockholders	$(8,059)	$(5,173)	$(21,996)	$(15,113)	$(9,782)

	For the years ended June 30,			Three months ended September 30,
	2009	2010	2011	2010	2011
	(in thousands, except per share data)			(Unaudited)
Per share data:
Net loss per share:
Basic and diluted	$(0.81)	$(0.48)	$(1.90)	$(1.32)	$(0.84)
Weighted average number of common shares outstanding:
Basic and diluted	9,947	10,684	11,579	11,489	11,686
_______________

(1) Includes stock-based compensation in the following amounts:

Cost of revenue:
System sales	$—	$8	$7	$1	$8
Training and consulting services	57	64	74	23	92
Support services	14	23	37	7	79
Electronic data interchange and business services	1	1	9	—	—
Total cost of revenue	$72	$96	$127	$31	$179
Operating expenses:
Sales, general and administrative	$482	$463	$1,118	$208	$214
Research and development	11	63	154	39	664
Total operating expenses	493	526	1,272	247	878
Total stock-compensation expense	$565	$622	$1,399	$278	$1,057

	As of June 30,
	2009	2010	2011	As of September 30, 2011	Pro forma as adjusted (1)
	(in thousands)			(Unaudited)
Balance sheet data:
Cash, cash equivalents, and short-term investments	$9,711	$19,179	$16,168	$13,291	$47,490
Working capital	9,861	16,966	14,447	11,920	46,119
Total assets	22,210	38,604	82,156	83,172	117,371
Deferred revenue	3,717	4,320	8,672	9,041	9,041
Long-term obligations	1,904	—	349	311	311
Convertible preferred stock at fair value	95,818	103,855	158,816	168,193	—
Accumulated deficit	(142,850)	(148,024)	(170,020)	(179,802)	(159,715)
Total stockholders’ ( deficit ) equity	(84,539)	(79,996)	(99,484)	(108,054)	94,338

	For the years ended June 30,			Three months ended September 30 ,
	2009	2010	2011	2010		2011
	(Unaudited) (in thousands)			(Unaudited)
Adjusted EBITDA(2)	$2,029	$4,144	$6,385	$	(1,444)	$930
Net cash provided by operating activities	2,070	6,628	6,243		(376)	811
Capital expenditures	325	2,784	4,129		779	769

(1)	Pro forma as adjusted balance sheet data reflects:

(a)	the automatic conversion of all outstanding shares of convertible preferred stock as follows:

(i)	3,333,333 shares of Series A Convertible Preferred Stock converted into 4,210,533 shares of common stock based on application of the conversion ratio of 1.2631;

(ii)	4,631,579 shares of Series B Convertible Preferred Stock converted into a like number of shares of common stock based on a conversion ratio of 1;

(iii)	mandatory cash payment of $23,298,791 payable to certain holders of outstanding preferred stock based on $4.75 per equivalent common share upon conversion; and

(iv)	fair value of 1,558,437 shares of common stock issuable pursuant to the election of certain preferred stockholders to receive common stock in lieu of the aforementioned cash payment.

Pro forma conversion of the Series A and B Convertible Preferred Stock upon completion of this offering is reflected at fair value based on the assumed offering price plus the mandatory cash payment and the fair value of common stock issued in lieu of such cash payment based on the assumed offering price. Based on the foregoing, pro forma common shares issuable in connection with automatic conversion of our convertible preferred stock total 10,400,549 with aggregate fair value of $148,105,379.

(b)	our issuance and sale of 5,349,324 shares of common stock in this offering at an assumed initial offering price of $12.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.”

(2)	Adjusted EBITDA is an unaudited number and represents income (loss) before interest, income taxes, depreciation and amortization and stock-based compensation. See discussion of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	EBITDA is widely used by investors to measure a company’s operating performance without regard to such items as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly adjust EBITDA information to eliminate the effect of stock-based compensation expenses and other charges, which can vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	in communications with the Board of Directors, stockholders, analysts and investors concerning our financial performance; and

•	historically, as a significant performance measurement included in our bonus plan.

The table below sets forth a reconciliation of net income to Adjusted EBITDA:

	For the years ended June 30,			Three months ended September 30,
	2009	2010	2011	2010		2011
	(Unaudited) (in thousands)			(Unaudited)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$955	$2,865	$32,965		$(1,881)	$(406)
Stock-based compensation	565	622	1,399		278	1,057
Depreciation and amortization	406	432	1,252		173	460
Interest (income) expense, net	77	77	(31)		(20)	9
Provision (benefit) for income taxes	26	148	(29,200)		6	(190)
Adjusted EBITDA	$2,029	$4,144	$6,385	$	(1,444)	$930

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we are unable to successfully introduce new technology solutions or services or fail to keep pace with advances in technology, our business, financial condition and results of operations will be adversely affected.

Our business depends on our ability to adapt to evolving technologies and industry standards and introduce new technology solutions and services accordingly. If we cannot adapt to changing technologies, our technology solutions and services may become obsolete, and our business would suffer. Because the healthcare information technology market is constantly evolving, our existing technology may become obsolete and fail to meet the requirements of current and potential customers. Our success will depend, in part, on our ability to continue to enhance our existing technology solutions and services, develop new technology that addresses the increasingly sophisticated and varied needs of our customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in developing, using, marketing, selling, or maintaining new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, our business and reputation could suffer. We may not be able to introduce new technology solutions on schedule, or at all, or such solutions may not achieve market acceptance. Moreover, competitors may develop competitive products that could adversely affect our results of operations. A failure by us to introduce new products or to introduce these products on schedule could have an adverse effect on our business, financial condition and results of operations.

If we fail to implement our growth strategy or manage future growth effectively, our business would be harmed, and our recent growth rates may not be indicative of our future growth rates.

Our future success depends upon our ability to grow, and if we are unable to implement our growth strategy or manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers’ requirements, all of which would negatively impact our ability to generate revenue as well as results of operations and financial condition.

To manage future growth, we will need to hire, train and retain highly skilled and motivated employees. We will also need to continue to improve our internal controls, reporting systems and procedures. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality service offerings.

Our systems, procedures, controls and existing space may not be adequate to support expansion of our operations. Our future operating results will depend on the ability of our management to manage a business that operates in a constantly changing industry and regulatory environment with increasing government involvement. Our future results will also depend on the ability of our management team to implement and improve our technical, administrative, financial control and reporting systems. We may not be able to expand and upgrade our systems and infrastructure to accommodate future growth. Inability to effectively manage future growth would have a significant negative impact on our business, financial condition, and results of operations and profitability because we may incur unexpected expenses and be unable to meet our customers’ needs, expectations and requirements.

If we lose members of our management team or other employees or if we are unable to attract, hire, integrate and retain other necessary employees, our business would be harmed.

The future of our business is highly dependent on our ability to innovate. Further, our future success depends in part on our ability to attract, hire, integrate and retain the members of our management team and other qualified personnel, such as members of our innovation team. Our future success also depends on the continued contributions of our executive officers, each of whom may be difficult to replace. The loss of any of our executive officers or the inability to continue to attract qualified personnel could have a material adverse effect on our business. We do not have employment agreements with any of our executive officers. The replacement of any of these executives would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Competition for the caliber and number of employees we require is intense. We may face difficulty identifying and hiring qualified personnel at compensation levels consistent with our existing compensation and salary structure. In addition, we invest significant time and expense in training each of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring, integrating and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

We may not be able to maintain or increase our profitability.

We may not succeed in maintaining or increasing our profitability on an annual basis and could incur quarterly or annual losses in future periods. We expect to incur additional operating expenses associated with our new status as a public company and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our proprietary technology solutions, sales and marketing, infrastructure, facilities and other resources as we seek to grow, thereby incurring additional costs. If our revenue does not increase to offset these increases in costs, our operating results would be negatively affected. You should not consider our historic revenue growth rates as indicative of future growth rates.

Disruptions in service or damage to our third-party providers’ data centers could adversely affect our business.

We rely on third-parties who provide access to data centers. Our information technologies and systems are vulnerable to damage or interruption from various causes, including (i) acts of God and other natural disasters, war and acts of terrorism and (ii) power losses, computer systems failures, Internet and telecommunications or data network failures, operator error, losses of and corruption of data and similar events. We conduct business continuity planning and work with our third-party providers to protect against fires, floods, other natural disasters and general business interruptions to mitigate the adverse effects of a disruption, relocation or change in operating environment at the data centers we utilize. The situations we plan for and the amount of insurance coverage we maintain may not be adequate in any particular case. In addition, the occurrence of any of these events could result in interruptions, delays or cessations in service to our customers. Any of these events could impair or prohibit our ability to provide our services, reduce the attractiveness of our services to current or potential customers and adversely impact our financial condition and results of operations.

In addition, despite the implementation of security measures, our infrastructure, data centers, or systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third-parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. Any of these can cause system failure, including network, software or hardware failure, which can result in service disruptions. As a result, we may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by such breaches.

We may be liable for use of content we provide.

We provide content for use by healthcare providers in treating patients. This content includes coding and drug databases developed by third-parties and prepopulated templates providers can use to document visits and record patient health information. If this content in the third-party databases is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against us. A court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third-party site that a consumer accesses through our websites, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain product liability insurance coverage in an amount that we believe is sufficient for our business, this coverage may not be adequate or continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

We operate in a highly competitive industry, and our competitors may be able to compete more efficiently or evolve more rapidly than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

The market for EHR, PM and other healthcare information technologies is highly competitive and we expect competition to increase in the future. We face competition from existing and new entrants. We believe our most significant competitors in EHR and PM are Allscripts, athenahealth, Cerner, eClinicalWorks, Epic, GE, Quality Systems, and Vitera Healthcare Solutions . Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations or customer needs and requirements. Some of these competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than us. Moreover, we expect that competition will continue to increase as a result of incentives provided by the HITECH Act, which was enacted in 2009 as part of the American Recovery Reinvestment Act (“ARRA”) and consolidation in both the information technology and healthcare industries. Further, if one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We may not be able to compete successfully with these companies, and these or other competitors may introduce technologies or services that render our technologies or services obsolete or less marketable. Even if our technology solutions and services are more effective than the offerings of our competitors, current or potential customers might prefer competitive technologies or services to our technology solutions and services. Increased competition could also result in pricing pressures, which would negatively impact our margins, growth rate or market share.

If providers do not purchase our technology solutions and services or delay in choosing our solutions or services, our business, financial condition and results of operations will be adversely affected.

Our business model depends on our ability to sell our technology solutions and services. Acceptance of our technology solutions and services may require providers to adopt different behavior patterns and new methods of conducting business and exchanging information. Providers may not integrate our technology solutions and services into their workflow and may not accept our solutions and services as a replacement for traditional methods of practicing medicine. Achieving market acceptance for our solutions and services will continue to require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by providers. If providers fail to broadly accept of our technology solutions and services, or if we fail to position our technology solutions and services as a preferred method for information management and healthcare delivery, our business, financial condition and results of operations will be adversely affected.

Government programs in the United States initiated to accelerate the adoption and utilization of health information technology and to counter the effects of the current economic situation, may not be effective in changing the behavior of providers or may not be fully implemented or fully funded by the government.

While government programs have been initiated to improve the efficiency and quality of the healthcare sector and also counter the effects of the current economic situation, including expenditures to stimulate business and accelerate the adoption and utilization of health care technology, these programs may not be fully implemented or fully funded and there is no guarantee that our customers will receive any of these funds. For example, the passage of the HITECH Act authorizes more than $19 billion in expenditures to incentivize adoption of electronic health records. Although we believe that our technology solutions and services will meet the requirements of the HITECH Act, qualifying our customers for financial incentives, these financial incentives, may not apply to our technology solutions or services. Also, providers may be slow to adopt EHR systems in response to these government programs, may not select our technology solutions and services, or may decide not implement an EHR system at all. Any delay in the purchase of our EHR technology solutions and services in response to government programs, or the failure of providers to purchase an EHR system, could have an adverse effect on our business, growth rate, financial condition and results of operations. It is also possible that in light of the budget deficit and the increasing pressure to reduce federal government expenditures or for other economic or political reasons, Congress may repeal or not fund the HITECH Act as originally planned or otherwise amend it in a manner that have an adverse effect on our business.

We must ensure our EHR systems are certified pursuant to the HITECH Act standards, and failure to continue to provide solutions that are certified could put us at a competitive disadvantage.

The HITECH Act provides financial incentives for healthcare providers that demonstrate “meaningful use” of EHR and mandates use of health information technology systems that are certified according to technical standards developed under the supervision of the U.S. Department of Health and Human Services (“HHS”). The HITECH Act also imposes certain requirements upon governmental agencies to use, and requires health care providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. Such standards and implementation specifications that are being developed under the HITECH Act includes named standards, architectures, and software schemes for the authentication and security of individually identifiable health information and the creation of common solutions across disparate entities.

The HITECH Act’s certification requirements affect our business because we have invested and continue to invest in conforming our technology solutions to these standards. HHS has contracted with CCHIT to develop certification programs for electronic health records and health information exchanges. PrimeSUITE 2011 has been certified as a complete EHR by CCHIT, which indicates that our EHR solutions meet the 2011/2012 criteria to support Stage 1 “meaningful use” as required by HHS to assist providers in their efforts to meet the goals and objectives of “meaningful use,” making such providers and hospitals eligible for funding under the HITECH Act if our EHR is used appropriately. However, Stage 1 only refers to the first set of “meaningful use” objectives that must be met to be eligible for incentive payments. Stage 2 and Stage 3 requirements have yet to be defined. As the standards are developed, we may need to use additional resources to meet the newly defined requirements, which could lead to delays necessary to modify our technology solutions. We must ensure that our technology solutions are or will be certified according to applicable HITECH Act technical standards so that our customers have an opportunity to qualify for “meaningful use” incentive payments. Failure to comply could jeopardize our relationships with customers who are relying upon us to provide certified software. Lastly, if for some reason we are not able to comply with these applicable HITECH Act standards within the required timeframe, our products and services could be less attractive to customers than the offerings of other EHR vendors who have complied.

Our technology solutions are required to meet the standards for interoperability, which could require us to incur substantial additional development costs.

Our customers and the industry leaders enacting regulatory requirements are concerned with and often require that our technology solutions and healthcare devices be interoperable with other third-party healthcare information technology suppliers. Market forces or regulatory authorities could create software interoperability standards that would apply to our solutions, and if our technology solutions are not consistent with those standards, we could be forced to incur substantial additional development costs. CCHIT has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the healthcare information technology industry. CCHIT, however, continues to modify and refine those standards. Achieving and maintaining CCHIT certification is a competitive imperative that could result in larger than expected software development expenses and administrative expenses in order to conform to these requirements. These standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology. We will incur increased development costs in delivering solutions if we need to change or enhance our technology solutions to be in compliance with these varying and evolving standards, and delays may result in connection therewith. If our technology solutions are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our technology solutions. In addition, HHS may require other additional certifications from additional certifying bodies. If we are required to obtain certification from additional bodies, it would be costly and outcomes are unknown.

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the storage and transmission of customers’ proprietary information and patient information, including health, financial, payment and other personal or confidential information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of such security efforts is very important. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, someone may be able to obtain unauthorized access to customer or patient data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our computer systems. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, and we may be unable to anticipate these techniques or fail to implement adequate preventive measures. Our security measures may not be effective in preventing such unauthorized access. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

Our growth depends, in part, on establishing and maintaining strategic relationships.

We must continue to maintain our existing strategic relationships, such as we have with Walgreens and McGraw Hill. We also need to establish additional strategic relationships with leaders in a number of healthcare and health information technology industry segments. We believe that these relationships contribute towards our ability to increase exposure to our technology solutions to a larger number of healthcare providers and further enhance the Greenway brand. These relationships also assist us in developing and deploying new technology solutions and services, and generate sources of additional revenue and cash flows.

We must carefully manage these relationships as strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to maintain or establish relationships with potential partners if we conduct business with their competitors. We depend, in part, on our strategic partners’ ability to generate increased acceptance and use of our technology and services. Many of these strategic relationships, such as Walgreens and McGraw Hill, are new and have yet to be fully developed. We may not fully realize the expected benefits of such relationships. Further, if we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business, financial condition and results of operations may suffer.

We offer our services in many states and, therefore, may be subject to state and local taxes that could harm our business or that we may have inadvertently failed to pay.

We may lose sales or incur significant costs should various tax jurisdictions be successful in imposing taxes on a broader range of services. Imposition of such taxes on our services could result in substantial unplanned costs, would effectively increase the cost of such services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions may result in dilutive issuances of equity securities, the incurrence of debt, the assumption of known and unknown liabilities, the write-off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations.

We may have difficulty integrating future acquisitions into our business.

We may from time to time acquire other companies or their businesses. As a result, we may be exposed to several risks relating to integrating these additional businesses, including those risks listed below, any of which may adversely affect our business or operating results:

•	inability to integrate new operations, products, services and personnel;

•	diversion of resources from our existing business;

•	failure in client communication and branding awareness;

•	inability to generate revenue from new products and services sufficient to offset associated acquisition costs;

•	inability to maintain uniform standards, controls and policies;

•	accounting issues that adversely affect our financial results;

•	impairment of employee and customer relations as a result of any integration of new management personnel; and

•	assumption of liabilities or other obligations associated with an acquired business.

We may be unable to adequately establish, protect or enforce our intellectual property.

Our success depends, in part, upon our ability to establish, protect and enforce our intellectual property and other proprietary rights. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. We rely on a combination of patent, trademark, copyright and trade secret law and contractual obligations to protect our key intellectual property rights, all of which provide only limited protection. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages. Although we have filed 17 U.S. patent applications, some or all of these patents may not be issued and therefore, may not provide us with the protection that we seek. We have been issued two U.S. patents, however, any patents issued to us could be challenged, invalidated or circumvented. Legal standards relating to the validity, enforceability and scope of protection of intellectual property are uncertain. Any patents that may be issued in the future from pending or future patent applications or our two issued patents may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Also, any other intellectual property registrations may not be issued for pending or future applications and may not be enforceable or provide adequate protection of our proprietary rights.

We also rely on trade secrets to protect our proprietary technology. Trade secrets may not be protectable if not properly kept confidential. We strive to enter into non-disclosure agreements with our employees, customers, contractors and business partners to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not be sufficient to prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property.

Accordingly, despite our efforts, we may be unable to prevent third-parties from using our intellectual property or our technology for their competitive advantage. Any such use could have a material adverse effect on our business, results of operations and financial condition. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and divert our management’s attention.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third-parties. Because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of third parties’ patent applications, some which may relate to our proprietary technology. We may receive letters from third parties alleging, or inquiring about, possible infringement misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. The risk of such claims and lawsuits will likely increase as we increase in size, the scope of our services and technology platforms increase, our geographic presence and market share expand and the number of competitors in our market increases. Any such claims or lawsuit could:

•	be time-consuming and expensive to defend, whether meritorious or not;

•	require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

•	divert the attention of our technical and managerial resources;

•	require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;

•	prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

•	subject us to significant liability for damages or result in significant settlement payments; or

•	require us to indemnify our customers, as certain of our customer contracts require us to indemnify the customer for certain claims of infringement or alleged infringement of third-party’s intellectual property rights resulting from customer’s use of our intellectual property.

Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

We may need additional capital to fund our operations and finance our growth, and we may not be able to secure such capital on terms acceptable to us, or at all.

In order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, it may dilute the existing stockholders’ ownership interests in the Company. Failure to obtain financing may have a material adverse effect on our financial position and may cause you to lose your entire investment in the Company. In addition, if we are unable to secure additional financing on acceptable terms or at all, it will impact our ability to conduct acquisitions.

We depend upon third-party service providers for certain technologies. If these third-party providers fail to fulfill their contractual obligations to us, fail to maintain or support those technologies or choose not to sell them to us, our business and operations could be disrupted and our operating results would be harmed.

We have entered into certain arrangements with third-party service providers. Technologies provided by these providers support some of our solutions. If these technologies fail or are of poor quality, our business, reputation and operating results could be harmed. Failure of the service providers to perform satisfactorily could result in client dissatisfaction, disrupt our operations and adversely affect operating results. With respect to these service providers, we have significantly less control over the technologies they provide to us than if we maintained and operated them ourselves, which increases our risk. In some cases, functions necessary to some of our solutions are performed by these third-party technologies. If we need to find an alternative source for performing these functions, we may have to expend significant money, resources and time to develop the alternative, and if this development is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill our responsibilities to clients or the expectations of clients, with the attendant potential for liability claims and a loss of business reputation.

Demand by smaller providers could accelerate transition to a subscription pricing model which could reduce near-term revenue

The adoption of EHR by the large untapped market of smaller provider customers and their greater need to minimize capital outlays could accelerate adoption of subscription-based arrangements as opposed to perpetual licensing arrangements. Under subscription-based arrangements, providers pay a monthly fee over a 36 to 60 month term to utilize our software as compared to perpetual license arrangements, under which providers utilize our software in exchange for a one-time license fee. While an increased amount of subscription arrangements will result in increased recurring revenue over a longer period of time than we have achieved historically, near-term revenue would be reduced as a result, while costs associated with these sales would still be expensed currently. For comparable transactions entered into at the beginning of an annual period, the impact of subscription-based versus perpetual license arrangements would have the effect of reducing the license revenue to be recognized by 66% to 80% in the initial year which would then be made up over the remaining two to five years of the subscription arrangement. If we fail to appropriately price our subscription fees to account for the decrease in near-term revenue, it could have an adverse effect on our business.

The terms of our existing credit facility and future indebtedness could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our existing credit facility contains, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. The credit facility includes covenants, including requirements that:

•	restrict our ability to pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	limit our ability to make certain investments or sell or transfer assets;

•	require us to obtain consent from our lenders with respect to acquisitions under certain circumstances;

•	restrict our ability to consolidate, merge, sell or otherwise dispose of our properties or assets; and

•	we do not impair our lenders’ security interests in our assets.

Our credit facility requires us to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and we may not be able to continue to meet those ratios. A breach of any of these covenants could result in a default under the credit facility.

Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the credit facility could proceed against the collateral granted to them to secure such indebtedness. We have pledged all of our assets and personal property as collateral under the credit facility. If any of the lenders accelerate the repayment of borrowings, we may not have sufficient funds to repay our existing debt.

Regulatory Risks

The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare industry is heavily regulated and is constantly evolving due to the changing political, legislative, regulatory landscape and other factors. Many healthcare laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate or address the services that we provide. Further, healthcare laws differ from state to state and it is difficult to ensure our business complies with evolving laws in all states. Our operations may be adversely affected by enforcement initiatives. Our failure to accurately anticipate the application of these laws and regulations to our business, or any other failure to comply with regulatory requirements, could create liability for us, result in adverse publicity and negatively affect our business. Federal and state legislatures and agencies periodically consider proposals to revise aspects of the healthcare industry or to revise or create additional statutory and regulatory requirements. Such proposals, if implemented, could impact our operations, the use of our services and our ability to market new services, or could create unexpected liabilities for us. We cannot predict what changes to laws or regulations might be made in the future or how those changes could affect our business or our operating costs.

If a breach of our measures protecting personal data covered by HIPAA or the HITECH Act occurs, we may incur significant liabilities.

The Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and the regulations that have been issued under it contain substantial restrictions and requirements with respect to the use, collection, storage and disclosure of individuals’ protected health information. Under HIPAA, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. In February 2009, HIPAA was amended by the HITECH Act to add provisions that impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. The HITECH Act transferred enforcement authority of the security rule from the Centers for Medicaid and Medicare Services (“CMS”) to the Office for Civil Rights of HHS, thereby consolidating authority over the privacy and security rules under a single office within HHS. Further, HITECH empowered state attorneys general to enforce HIPAA.

The HITECH Act heightened enforcement of privacy and security rules, indicating that the imposition of penalties will likely be more common in the future and such penalties will be more severe. For example, the HITECH Act requires that the HHS fully investigate all complaints if a preliminary investigation of the facts indicates a possible violation due to “willful neglect” and impose penalties if such neglect is found. Further, where our liability as a business associate to our clients was previously merely contractual in nature, the HITECH Act now treats the breach of duty under a business associate agreement to carry the same liability as if the covered entity engaged in the breach. In other words, as a business associate, we are now directly responsible for complying with HIPAA. While we strive to adhere to strict policies and procedures, we may find ourselves subject to increased liability as a possible liable party and we may incur increased costs as we implement the various obligations between clients through these agreements.

Finally, regulations also require business associates to notify covered entities, who in turn must notify affected individuals and government authorities of data security breaches involving unsecured protected health information. Our customers are covered entities and we are a business associate of our customers under HIPAA and the HITECH Act as a result of our contractual obligations to perform certain functions on behalf of and provide certain services to those customers. We have performed an assessment of the potential risks and vulnerabilities to the confidentiality, integrity and availability of electronic health information. In response to this risk analysis, we implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents. If we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties (up to $1.5 million for identical incidences) and the possibility of civil litigation.

If we or our customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we or our customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by specific healthcare laws and regulations. We must ensure that our technology solutions can be used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our technology solutions or our compliance with our customer contracts, or even expose us to direct liability under the theory that we had assisted our customers in a violation of healthcare laws or regulations. A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for technology solutions or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other healthcare reimbursement laws and rules. From time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. The occurrence of any of these events could give our customers the right to terminate our contracts with us and result in significant harm to our business and financial condition.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our technology solutions or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

Risks Related to this Offering and Ownership of Shares of Our Common Stock

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example, the New York Stock Exchange imposes certain securities trading requirements, including minimum trading price, minimum number of stockholders and minimum market capitalization. We and the representatives of the underwriters negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors. In addition to the risks described in this section, factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

We will incur increased costs and demands upon our management and other personnel as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

We have never operated as a public company. As a public company, we will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the New York Stock Exchange listing standards and certain provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of our Board of Directors and committees of the board;

•	institute compliance and internal audit functions that are more comprehensive;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	involve and retain outside legal counsel and accountants in connection with the activities listed above;

•	enhance our investor relations function; and

•	maintain internal policies, including those relating to disclosure controls and procedures.

As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. The cost of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained a privately-held company.

In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur significant additional annual expenses related to these activities and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act or our independent registered public accounting firm may not issue a favorable assessment. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm are unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of September 30, 2011 , upon the closing of this offering, we will have outstanding 27,458,093 shares of common stock. Of these shares, 6,666,667 shares of common stock will be eligible for sale in the public market and substantially all of the remaining shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. The underwriters may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, and based on shares outstanding as of September 30, 2011 , an additional 20,791,426 shares will be eligible for sale in the public market.

You will experience an immediate and substantial dilution of the net tangible book value of the common shares you purchase in this offering.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after this offering. For this purpose, the net tangible book value per share represents the total amount of the Company’s tangible assets, less the total amount of liabilities, divided by the total number of shares outstanding, and dilution is determined by subtracting the net tangible book value per share after the offering from the initial public offering price per share. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

Upon completion of this offering, our officers, directors and principal stockholders (greater than 5% stockholders) collectively will beneficially own approximately 52.6 % of our issued and outstanding common stock. As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets, and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.

As described above, our officers, directors and principal stockholders (greater than 5% stockholders) collectively will control approximately 52.6 % of our issued and outstanding common stock upon completion of this offering. Subsequent sales of our shares by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time to time our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management’s view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

Provisions in our Delaware certificate of incorporation, which will be our governing charter after the Reincorporation merger and the completion of the offering , and Delaware law may discourage a takeover attempt.

Provisions contained in our Delaware certificate of incorporation and Delaware law impose various procedural and other requirements, which could make it more difficult for a third-party to acquire us or for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorize s our Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, the Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition , our Delaware certificate of incorporation and bylaws provide for a staggered, or classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms. These rights may have the effect of delaying or deterring a change of control of our Company. These provisions could limit the price that certain investors may be willing to pay in the future for shares of our common stock.

We will have broad discretion in using the proceeds of this offering, and we may not effectively expend the proceeds.

We intend to use $ 23.3 million of the net proceeds of this offering to make a cash payment to holders of our outstanding preferred stock concurrently with the conversion of such shares into shares of common stock upon the Reincorporation merger and the closing of this offering, approximately $12 million to finance the construction of new facilities to accommodate the growth of our business, and the balance for working capital and general corporate purposes, which may include financing our growth, developing new technology solutions and services, and funding capital expenditures, acquisitions and investments. We will not receive any proceeds from the sale of shares by the selling stockholders. We will have significant flexibility and broad discretion in applying the net proceeds of this offering and we may not apply the proceeds of this offering effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which stockholders vote.

Our Board of Directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares that may be issued to satisfy our obligations under our equity incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complimentary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

Under the Company’s 2011 Stock Plan and the Company’s previous stock incentive plans, the Company granted, and in the future intends to grant, awards of stock options to purchase common stock and other awards to our officers, directors, employees and consultants. As of September 30, 2011 , we have granted stock options

(excluding canceled stock options) with respect to 3,297,678 shares of common stock (of which, options to purchase 258,048 shares have been exercised as of September 30, 2011 ).

We will in the future grant stock options and other awards to certain current or future officers, directors, employees and consultants of the Company under additional plans or individual agreements. The grant and exercise of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to the Company. Such additional issuances are likely to have the same dilutive effect.

We currently have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

We currently do not pay dividends on our common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations, earnings, capital requirements, business expansion opportunities, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant.

Further, we may not have sufficient surplus to be able to legally pay any dividends in the future. The absence of sufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, business strategy and plans, use of the net proceeds of this offering, and our objectives for future operations, are forward-looking. You can identify forward-looking statements by terminology such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “can,” “continue,” or “may,” or the negative of these terms or other similar expressions that convey uncertainty of future events or outcomes. The following uncertainties and factors, among others (including the factors described in the section entitled “Risk Factors” in this prospectus), could affect our future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements:

•	our ability to adapt to evolving technology and industry standards;

•	our ability to implement our growth strategy;

•	our ability to retain management and other qualified personnel;

•	failure to prevent disruptions in service or damage to our third-party providers’ data centers;

•	failure to avoid liability for the use of content we provide;

•	regulation of the healthcare information technology industry;

•	our ability to ensure our solutions meet industry and government standards;

•	failure to maintain adequate security measures for our customers confidential information and personal identifiable information and patient’s protected health information;

•	our ability to obtain new provider clients;

•	failure of the HITECH Act and other incentive programs to be fully implemented or funded by the government;

•	our ability to implement our strategic relationships as currently intended;

•	failure to establish, protect or enforce our intellectual property; and

•	restrictions in our credit facility and future indebtedness.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and generated with internal analysis and estimates. These publications include forward-looking statements made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Some data and information are also based on our good faith estimates, which are derived from our review of internal surveys as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot assure you of its accuracy or completeness.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock by us will be approximately $ 57.5 million, assuming an initial public offering price of $ 12.00 per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $ 68.7 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $ 12.00 per share would increase (decrease) the net proceeds to us from this offering by $ 5.0 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to pay (a) $ 23. 3 million consisting of a cash payment to holders of our outstanding preferred stock concurrently with the conversion of such shares into shares of common stock upon the closing of this offering (excluding those holders who have elected in connection with the conversion to receive all or a portion of such payment in the form of common stock) , (b) approximately $12 million to finance the construction of new facilities to accommodate the growth of our business, and (c) the remainder for working capital and general corporate purposes, which may include financing our growth, developing new technology solutions and services, and funding capital expenditures, acquisitions and investments. The Company currently does not have any pending material acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders.

In connection with the Reincorporation and consummation of this offering, all outstanding shares of Series A and Series B Convertible Preferred Stock will be converted into shares of common stock. Each share of Series A Preferred Stock will convert into 1.263 shares of the Company’s common stock, while each share of Series B Preferred Stock will convert into one share of the Company’s common stock. In connection with such conversion, each Series A Preferred stockholder will receive a payment of $6 per preferred share and each Series B Preferred stockholder will receive $4.75 per preferred share, which holders of Series A Preferred Stock and Series B Preferred Stock may elect to receive in the form of shares of the Company’s common stock in an amount equal to the quotient obtained by the dividing (i) the total amount of the payment then due to such holder of Preferred Stock by (ii) the per share price of the Company’s common stock based on the initial price to the public in this offering. Accordingly, consistent with payment elections previously received by the Company, the holders of our Series A and Series B Convertible Preferred Stock will receive cash payments totaling $ 23.3 million as well as a total of 1,558,437 number of common shares. Upon consummation of the Reincorporation and the closing of this offering, we will no longer have any preferred stock outstanding.

Pending the foregoing uses, we intend to invest the net proceeds in high-quality, investment grade U.S. government-backed obligations. The actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and other factors described in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future. Our existing credit facility prohibits us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011, as follows:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (1) the conversion of all outstanding shares of our preferred stock into 8,842, 112 shares of common stock in connection with the Reincorporation and the closing of this offering; (2) in connection with such conversion, a cash payment to our preferred stockholders (excluding those holders who have elected in connection with the conversion to receive all or a portion of such payment in the form of common stock) of $ 23.3 million , as well as the issuance of 1,558,437 shares of common stock to certain holders of our preferred stock who have elected to receive common stock in lieu of their cash payment; and (3) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ 12.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

You should read this information in conjunction with “Use of Proceeds,” our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $ 12.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ 5.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

		Actual	Pro forma as adjusted
(In thousands, except share and per share amounts)

Cash and cash equivalents and short-term investments		$13,291	$47,490
Convertible redeemable preferred stock, at fair value:
Series A $0.01 par value, 3,458,333 shares authorized, issued and outstanding actual	3,333,333	80,100
issued and outstanding pro forma as adjusted	—	—	—
Series B $0.01 par value, 4,631,579 shares authorized, issued and outstanding actual	4,631,579	88,093	—
issued and outstanding pro forma as adjusted	—	—	—

Stockholders’ deficit
Common stock, $1.00 par value, 25,000,000 shares, authorized, issued and outstanding actual	11,708, 2 21	11,529
Common stock, $0.0001 par value, 80,000,000 shares authorized, issued and outstanding pro forma as adjusted	27,458,093	—	3
Additional paid-in capital actual		60,219
Additional paid-in capital pro forma as adjusted			254,050
Accumulated deficit		(179,802)	(159,715)
Total stockholders’ equity ( deficit )		(108,054)	94,338
Total capitalization		$60,139	$94,338

The table above does not include:

•	260,218 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 at a weighted average exercise price of $ 6.00 per share;

•	3,039,630 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted average exercise price of $ 6.75 per share;

•	67,017 shares of common stock available for future issuance under our equity compensation plans as of September 30, 2011 ; and

•	3,000,000 shares of common stock available for future issuance under the 2011 Stock Plan, approved by our Board of Directors on November 16, 2011.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book value per share of our common stock attributable to existing stockholders for our presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of outstanding shares of our common stock, including shares of common stock issuable upon conversion of our preferred stock simultaneously with the completion of this offering. Our net tangible book value (deficit) as of September 30, 2011 was $ 36.9 million, or $ 1.67 per share of our common stock, based on shares of our common stock outstanding (including the pro forma effect of preferred stock conversion, the $23.3 million cash payment in connection with the conversion and the issuance of 1,558,437 shares also in connection therewith) immediately prior to the closing of this offering. Net tangible book value represents the amount of total tangible assets less total liabilities. Dilution is determined by subtracting net tangible book value per share of our common stock from the assumed initial public offering price per share of our common stock.

After giving effect to the sale of 5,349,324 shares of our common stock in this offering assuming an initial public offering price of $ 12.00 per share, less the underwriting discounts, commissions and estimated offering expenses payable by us, and without taking into account any other changes in such net tangible book value after September 30, 2011, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been $94.3 million or $3.44 per share. This represents an immediate increase in net tangible book value of $ 1.77 per share of our common stock to the existing stockholders and an immediate dilution in net tangible book value of $ 8.56 per share of our common stock, or 71 % of the estimated offering price of $ 12.00 , to investors purchasing shares of our common stock in this offering. The following illustrates such dilution per share of our common stock:

Assumed initial public offering price per share	$12.00
Pro forma net tangible book value per share at September 30, 2011	$1.67
Increase in pro forma net tangible book value per share attributable to new investors	$1.77
Pro forma as adjusted net tangible book value per share after offering dilution per share to new investors	$3.44
Dilution per share to new investors	$8.56

A $1.00 increase (decrease) in the assumed initial public offering price of $ 12.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $ 0.18 , and dilution in pro forma net tangible book value per share to new investors by approximately $ 0. 82 , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, the pro forma as adjusted net tangible book value after the offering would be $ 3.71 per share, the increase in pro forma net tangible book value to existing stockholders would be $ 0.27 per shares and the dilution to new investors would be $ 8.29 per share, in each case assuming an initial public offering price of $ 12.00 per share, which is the midpoint of the range listed on the cover page of this prospectus.

The following table summarizes, as of September 30, 2011, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $ 12.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average per share
Existing stockholders	22,108,770	81%	$189,861,281	75%	$8.58
New investors	5,349,324	19%	64,191,888	25%	12.00
Total	27,458,094	100%	$254,053,169	100%

A $1.00 increase or decrease in the assumed initial public offering price of $ 12.00 per share would increase or decrease, as applicable, total consideration paid by investors in this offering and total consideration paid by all stockholders by $ 5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full:

•	the number of shares of common stock held by existing stockholders will represent 78 % of the total number of shares of common stock to be outstanding after this offering; the number of shares of common stock held by investors participating in this offering will represent 22 % of the total number of shares of common stock to be outstanding after this offering; and

•	our adjusted pro forma net tangible book value at September 30, 2011 will be $ 105.5 million, or $ 3.71 per share of common stock, representing an immediate increase in pro forma net tangible book value of $ 2.04 per share of common stock to our existing stockholders and an immediate dilution of $ 8.29 per share to investors purchasing shares in this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of September 30, 2011 after giving effect to the automatic conversion of all outstanding shares of our preferred stock simultaneously with the closing of this offering and, excludes:

•	260,218 shares of common stock issuable upon the exercise of warrants outstanding as of September 30 , 2011 at a weighted average exercise price of $ 6.00 per share ;

•	3,039,630 shares of common stock issuable upon the exercise of stock options outstanding as of September 30 , 2011 at a weighted average exercise price of $ 6.75 per share ;

•	67,017 shares of common stock available for future issuance under our equity compensation plans as of September 30 , 2011 ; and

•	3,000,000 shares of common stock available for future issuance under the 2011 Stock Plan, approved by our Board of Directors on November 16, 2011.

To the extent any of these outstanding options or warrants are exercised, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of September 30, 2011, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $ 3.79 and total dilution per share to new investors would be $ 8.21 .

For a description of our equity incentive plan, see “Executive Compensation—Compensation Discussion and Analysis.”

SELECTED FINANCIAL DATA

The following tables set forth, for the periods and at the dates indicated, our financial data. We derived the statement of operations data for the years ended June 30, 2009, 2010 and 2011 and the balance sheet data as of June 30, 2010 and 2011 from our audited financial statements, which are included in this prospectus. We derived the statement of operations data for the year ended June 30, 2008 and the balance sheet data as of June 30, 2009 from our audited financial statements, which are not included in this prospectus. We derived the statement of operations data for the year ended June 30, 2007 and the balance sheet data as of June 30, 2007 and 2008 from our audited financial statements, that were subsequently revised to conform to Regulation S-X and, as such, are now unaudited.

The summary statement of operations data for the three months ended September 30, 2010 and 2011 and the summary balance sheet data as of September 30, 2011 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	For the years ended June 30,					Three months ended September 30,
	2007	2008	2009	2010	2011	2010	2011
(in thousands, except per share data)	(Unaudited)					(Unaudited)
Statements of operations data
Revenue:
Systems sales	$18,504	$18,207	$20,650	$24,172	$31,726	$4,459	$6,648
Training and consulting services	5,603	5,998	7,925	11,863	18,373	3,417	6,603
Support services	6,081	8,457	11,421	16,031	22,401	4,848	7,056
Electronic data interchange and business services	4,094	6,137	8,716	12,576	17,339	3,783	5,343
Total revenue	34,282	38,799	48,712	64,642	89,839	16,507	25,650
Cost of revenue:
Systems sales(1)	6,786	5,478	6,500	6,752	7,522	1,222	1,847
Training and consulting services(1)	4,659	5,073	5,708	8,152	13,550	2,910	4,431
Support services(1)	2,302	2,763	3,279	4,179	7,059	1,249	2,257
Electronic data interchange and business services(1)	2,877	4,439	5,954	8,713	12,280	2,580	3,821
Total cost of revenue(1)	16,624	17,753	21,441	27,796	40,411	7,961	12,356
Gross profit	17,658	21,046	27,271	36,846	49,428	8,546	13,294
Operating expenses:
Sales, general and administrative(1)	12,954	16,860	20,370	27,727	37,399	8,597	10,678
Research and development(1)	4,867	5,356	5,767	5,991	8,218	1,824	3,165
Total operating expenses(1)	17,821	22,216	26,137	33,718	45,617	10,421	13,843
Operating income (loss)	(163)	(1,170)	1,134	3,128	3,811	(1,875)	(549)
Interest (income) expense and other expense, net	467	(244)	153	115	46	—	(47)
Income (loss) before income taxes	(630)	(926)	981	3,013	3,765	(1,875)	(596)
Provision (benefit) for income taxes	—	—	26	148	(29,200)	6	(190)
Net income (loss)	(630)	(926)	955	2,865	32,965	(1,881)	(406)
Preferred stock dividends and accretion	(25,217)	(6,471)	(9,014)	(8,038)	(54,961)	(13,232)	(9,376)
Loss available to common stockholders	$(25,847)	$(7,397)	$(8,059)	$(5,173)	$(21,996)	$(15,113)	$(9,782)

	For the years ended June 30,					Three months ended September 30,
	2007	2008	2009	2010	2011	2010	2011
(in thousands, except per share data)	(Unaudited)					(Unaudited)
Per share data:
Net loss per share:
Basic and diluted	$(2.60)	$(0.74)	$(0.81)	$(0.48)	$(1.90)	$(1.32)	$(0.84)
Weighted average number of common shares outstanding:
Basic and diluted	9,937	9,940	9,947	10,684	11,579	11,489	11,686
_______________
(1) Includes stock-based compensation in the following amounts:

Cost of revenue:
System sales	$—	$—	$—	$8	$7	$1	$8
Training and consulting services	27	78	57	64	74	23	92
Support services	12	100	14	23	37	7	79
Electronic data interchange and business services	1	6	1	1	9	—	—
Total cost of revenue	$40	$184	$72	$96	$127	$31	$179
Operating expenses:
Sales, general and administrative	$2 66	$1,196	$482	$463	$1,118	$208	$214
Research and development	52	168	11	63	154	39	664
Total operating expenses	318	1,364	493	526	1,272	247	878
Total stock-compensation expense	$358	$1,548	$565	$622	$1,399	$278	$1,057

	As of June 30,
	2007	2008	2009	2010	2011	As of September 30, 2011	Pro forma as adjusted(1)
(in thousands)	(Unaudited)					(Unaudited)
Balance sheet data:
Cash, cash equivalents, and short-term investments	$11,376	$8,161	$9,711	$19,179	$16,168	$13,291	$47,490
Working capital	8,613	8,564	9,861	16,966	14,447	11,920	46,119
Total assets	17,058	19,944	22,210	38,604	82,156	83,172	117,371
Deferred revenue	4,770	3,233	3,717	4,320	8,672	9,041	9,041
Long-term obligations	98	2,218	1,904	—	349	311	311
Convertible preferred stock at fair value	81,151	87,360	95,818	103,855	158,816	168,193	—
Accumulated deficit	(127,394)	(134,791)	(142,850)	(148,024)	(170,020)	(179,802)	(159,715)
Total stockholders’ ( deficit ) equity	(71,208)	(77,056)	(84,539)	(79,996)	(99,484)	(108,054)	94,338

	For the years ended June 30,					Three months ended September 30,
	2007	2008	2009	2010	2011	2010		2011
	(Unaudited) (in thousands)					(Unaudited)
Adjusted EBITDA(2)	$199	$700	$2,029	$4,144	$6,385	$	(1,444)	$930
Net cash provided by (used in) operating activities	(2,493)	(2,416)	2,070	6,628	6,243		(376)	811
Capital expenditures	307	3,128	325	2,784	4,129		779	769

(1)	Pro forma as adjusted balance sheet data reflects:

(a)	automatic conversion of all outstanding shares of convertible preferred stock as follows:

(i)	3,333,333 shares of Series A Convertible Preferred Stock converted into 4,210,533 shares of common stock based on application of the conversion ratio of 1.2631;

(ii)	4,631,579 shares of Series B Convertible Preferred Stock converted into a like number of shares of common stock based on a conversion ratio of 1;

(iii)	mandatory cash payment of $23,298,791 payable to certain holders of outstanding preferred stock based on $4.75 per equivalent common share upon conversion; and

(iv)	fair value of 1,558,437 shares of common stock issuable pursuant to the election of certain preferred stockholders to receive common stock in lieu of the aforementioned cash payment.

Pro forma conversion of the Series A and B convertible preferred upon completion of this offering is reflected at fair value based on the assumed offering price plus the mandatory cash payment and the fair value of common stock issued in lieu of such cash payment based on the assumed offering price. Based on the foregoing, pro forma common shares issuable in connection with automatic conversion of our convertible preferred stock total 10,400,549 with aggregate fair value of $148,105,379.

(b)	our issuance and sale of 5,349,324 shares of common stock in this offering at an assumed initial offering price of $12.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds.”

(2)	Adjusted EBITDA, a non-GAAP measure, is an unaudited number and represents income (loss) before interest, income taxes, depreciation and amortization and stock-based compensation. See discussion of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data,” and our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Business overview

We are a leading provider of integrated information technology solutions and managed business services to ambulatory healthcare providers throughout the United States. At the core of our suite of solutions and services is PrimeSUITE, our award-winning, fully-integrated EHR, PM and interoperability solution. PrimeSUITE integrates clinical, financial and administrative data in a single database to enable comprehensive views of patient records and efficient workflow throughout each patient encounter, reduce clinical and administrative errors, and allow for the seamless exchange of data between our customers and the broader healthcare community. We augment our solutions by offering managed business services such as clinically-driven revenue cycle and EHR-enabled research services. By integrating clinical, financial and administrative data processes, our solutions and services are designed to allow providers to deliver advanced care and improve their efficiency and profitability. Over 33,000 providers (which we define as physicians, nurses, nurse practioners, physician assistants, and other clinical staff) use our solutions to deliver care to and capture the clinical, financial and administrative information of over 20 million patients.

Our technology solutions and services are designed to address the needs of providers in all ambulatory settings: independent physician practices, group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic centers, federally-qualified health centers (“FQHCs”), community health centers (“CHCs”), accountable care communities (“ACCs”) and accountable care organizations (“ACOs”), and integrated delivery networks (“IDNs”). Our single database technology platform, which reflects over 12 years of development, is scalable to serve the needs of ambulatory providers of any size. As providers’ needs evolve, our platform allows for the efficient development and integration of new solutions, which we refer to as our innovation platform. Our solutions are available on either a cloud-based or premise-based model.

The ambulatory EHR market has historically been underpenetrated and installed systems have been underutilized. Adoption of these technologies has been low for several reasons including providers’ resistance to making the required investment as well as concerns that electronic records would disrupt clinical and administrative workflows. Adoption of EHR solutions is accelerating as more providers realize the possible return on investment from adoption of solutions such as PrimeSUITE. Government initiatives and legislation have provided financial incentives and implementation support for ambulatory providers to adopt EHR solutions.

In order for us to continue to deliver on this commitment to our providers we are committed to investing in our innovation platform and managed business services to address the trends and challenges we believe will affect our providers now and in the future. We will invest in the development of new products and enhancements to existing products that we believe present opportunities for substantial efficiencies to ourselves and our providers’ businesses. In responding to the acceleration of EHR adoption, government regulations such as the HITECH Act and ARRA, and other market trends such as increasing consumerism, the shift to quality-based reimbursement and the focus on improving the coordination of care among providers, we face also the following opportunities, challenges and risks, which could impact our business:

•	Maintaining Adequate Capacity to Satisfy Potential Increased Demand. We have taken steps to position ourselves to take advantage of expected increased demand by increasing our direct sales force, enhancing our relationships with strategic alliance partners with established sales forces and increasing our systems installation capacity by utilizing third-party training and implementation specialists certified in PrimeSUITE deployment. While we believe these steps are sufficient to satisfy expected demand, additional investments and steps may be required.

•	Ensuring Continued Certification of Our Solutions. In order to qualify for government incentives for EHR adoption, our solutions must continue to meet various and changing requirements for product certification and must enable our providers to achieve “meaningful use” as defined by existing and new regulations. We will continue to invest significant resources to ensure compliance of our solutions and to train and consult with our providers to enable them to navigate “meaningful use” regulations. Our ability to achieve certification under applicable standards from time to time and the length and cost of related solutions development and enhancement could materially impact our ability to take advantage of increased demand and require larger research and development investments than anticipated.

•	Ensuring Our Ability to Address Emerging Demand Trends. Trends toward community-based purchasing decisions where individuals, hospitals, health systems and IDNs subsidize the purchase of EHR solutions for their affiliated physicians in order to expand connectivity within their provider community, and government-funded providers and initiatives, such as RECs, to encourage and support the implementation of EHR, could result in longer sales cycles and installation periods. This may also increase the need for additional training and implementation specialists because of the size and complexity of those sales. As a result, while we expect these trends to result in increased demand for our solutions and managed business services, they may require additional investment by us and may have unintended or unexpected consequences that could impact our business.

•	Demand by Smaller Providers Could Accelerate Transition to Subscription Pricing Model. The adoption of EHR by the large untapped market of smaller provider customers and their greater need to minimize capital outlays could accelerate adoption of subscription-based arrangements as opposed to perpetual licensing arrangements. While additional subscription arrangements will result in increased recurring revenue over a longer period of time than we have achieved historically, near-term revenue would be reduced as a result while costs associated with these sales would still be expensed currently.

•	Uncertain Impact of Recent Legislation. Recently enacted public laws reforming the U.S. healthcare system may impact our business. The Patient Protection and Affordable Care Act (“PPACA”) and The Health Care and Education and Reconciliation Act of 2010 (the “Reconciliation Act”), which amends the PPACA (collectively the “Health Reform Laws”), were signed into law in March 2010. The Health Reform Laws contain various provisions which may impact the Company and our customers. Some of these provisions may have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, may have a negative impact due to fewer available resources. Increases in fraud and abuse penalties may also adversely affect participants in the health care sector, including the Company.

Sources of Revenue and Expenses

Revenue

We derive our revenue primarily from sales of our PrimeSUITE platform of proprietary solutions, related hardware and professional services to providers in ambulatory settings. Currently, a sizable percentage of our solution sales are made as perpetual licenses to our customers; however, our software is currently available in a cloud-based or a premise-based model.

We classify our revenue as: (1) Systems Sales, (2) Training and Consulting Services, (3) Support Services, and (4) Electronic Data Interchange and Business Services. Systems Sales are products comprised of software licenses, primarily PrimeSUITE, and related hardware and third-party software. Training and Consulting Services include implementation, training and consulting associated with Systems Sales. Support Services includes solutions we offer on a per user or transaction basis, such as PrimeSUITE and PrimeEXCHANGE services for connectivity to third-parties and third-party database charges. Electronic Data Interchange and Business Services includes third-party charges for patient claims, statements and eligibility, and clinically-driven RCM and EHR-enabled research services.

As our installed customer base continues to grow, we anticipate that Support Services and Electronic Data Interchange and Business Services, which are recurring in nature, will expand as a percentage of our total revenue. There is moderate seasonality to our annual revenue. Typically, the smallest percentage of sales occurs in the first fiscal quarter due primarily to provider purchasing patterns. See “Results of Operations” for more information.

Cost of Revenue.

Cost of revenue for Systems Sales consists primarily of third-party hardware and software costs. Cost of revenue for Training and Consulting Services consists primarily of compensation (including stock-based compensation) and benefits of our billable professionals and fees to third-party specialists for deployment, implementation and training, and travel costs. Cost of revenue for Support Services consists primarily of compensation (including stock-based compensation) and benefits of support specialists, and fees to third-parties for database and remote hosting services. Cost of revenue for Electronic Data Interchange consists primarily of fees to third-parties for processing claims, statements and eligibility requests; cost of revenue for Business Services consists primarily of compensation (including stock-based compensation) and benefits of personnel who deliver our revenue cycle management services and various third-party costs associated with our EHR-enabled clinical research services. As higher-margin recurring revenue increases as a percentage of total revenue, we believe overall gross margin will also increase over time.

Sales, General and Administrative Expenses

Sales, general and administrative (“SG&A”) expenses consist primarily of compensation (including stock-based compensation) and benefits, commissions, travel, professional fees, advertising and other administrative and general expenses, including depreciation and amortization of equipment and leasehold improvements, for the Company’s sales and marketing functions; executive offices, administration, human resources, corporate information technology support, legal, finance and accounting, and other corporate services. We intend to invest in our infrastructure as appropriate to expand our market share and accommodate our growing customer base. We expect to incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs and compliance costs in connection with Section 404 of the Sarbanes-Oxley Act. As a result, we expect SG&A expenses to increase as we grow, but remain relatively constant as a percentage of revenue and ultimately decline as we achieve leverage from our infrastructure investments.

Research and Development Expenses

Research and development expenses consist primarily of compensation (including stock-based compensation) and benefits, third-party contractor costs and other facility and administrative costs, including depreciation of equipment directly related to development of new products and upgrading and enhancing existing products. In accordance with GAAP, research and development costs related to new application development and enhancements to existing products are expensed until technological feasibility is established. Once technological feasibility is established such costs are capitalized until the product or enhancement is ready for market, at which point capitalization ceases. We capitalize research and development costs under these criteria including the compensation-related costs of personnel and related third-party contractors working directly on specific projects. We intend to invest in our innovation platform to maintain cutting-edge technology for the benefit of our customers as well as to meet evolving requirements of the market, including certifications and standards.

Provision for Income Taxes

In preparing our financial statements, we estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities.

Statement of Operations Data

The following tables set forth our statement of operations data for each period presented:

	For the years ended June 30,			Three months ended September 30,
	2009	2010	2011	2010	2011
	(in thousands)			(Unaudited)
Statements of operations data
Revenue:
Systems sales	$20,650	$24,172	$31,726	$4,459	$6,648
Training and consulting services	7,925	11,863	18,373	3,417	6,603
Support services	11,421	16,031	22,401	4,848	7,056
Electronic data interchange and business services	8,716	12,576	17,339	3,783	5,343
Total revenue	48,712	64,642	89,839	16,507	25,650
Cost of revenue:
Systems sales(1)	6,500	6,752	7,522	1,222	1,847
Training and consulting services(1)	5,708	8,152	13,550	2,910	4,431
Support services(1)	3,279	4,179	7,059	1,249	2,257
Electronic data interchange and business services(1)	5,954	8,713	12,280	2,580	3,821
Total cost of revenue	21,441	27,796	40,411	7,961	12,356
Gross profit	27,271	36,846	49,428	8,546	13,294
Operating expenses:
Sales, general and administrative(1)	20,370	27,727	37,399	8,597	10,678
Research and development(1)	5,767	5,991	8,218	1,824	3,165
Total operating expenses	26,137	33,718	45,617	10,421	13,843
Operating income (loss)	1,134	3,128	3,811	(1,875)	(549)
Interest expense and other expense, net	153	115	46	—	(47)
Income (loss) before income taxes	981	3,013	3,765	(1,875)	(596)
Provision (benefit) for income taxes	26	148	(29,200)	6	(190)
Net income (loss)	$955	$2,865	$32,965	$(1,881)	$(406)
Other Financial Data:
Adjusted EBITDA(2)	$2,029	$4,144	$6,385	$(1,444)	$930
______________

(1) Includes stock-based compensation in the following amounts:

Cost of revenue:
System sales	$—	$8	$7	$1	$8
Training and consulting services	57	64	74	23	92
Support services	14	23	37	7	79
Electronic data interchange and business services	1	1	9	0	0
Total cost of revenue	72	96	127	31	179
Operating expenses:
Sales, general and administrative	$482	$463	$1,118	$208	$214
Research and development	11	63	154	39	664
Total operating expenses	493	526	1,272	247	878
Total stock-compensation expense	$565	$622	$1,399	$278	$1,057

(2)	EBITDA is a non-GAAP measure that is described and reconciled to net income (loss) in the next section and is not a substitute for the GAAP equivalent.

Adjusted EBITDA

Adjusted EBITDA is not a measure of liquidity calculated in accordance with GAAP, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies. Non-GAAP information should not be construed as an alternative to GAAP information, as the items excluded from the non-GAAP measures often have a material impact on our financial results. Management uses, and investors should use, non-GAAP measures in conjunction with our GAAP results.

In connection with the ongoing operation of our business, our management regularly reviews Adjusted EBITDA to assess our performance. We define Adjusted EBITDA as earnings before net interest (income) expense, taxes, depreciation, amortization, and stock-based compensation expenses. We believe that Adjusted EBITDA is an important measure of our operating performance because it allows management, lenders, investors and analysts to evaluate and assess our core operating results from period-to-period after removing the impact of changes to our capitalization structure, acquisition related costs, income tax status, and other items of a non-operational nature that affect comparability.

We believe that various forms of the Adjusted EBITDA metric are often used by analysts, investors and other interested parties to evaluate companies such as ours for the reasons discussed above. Additionally, Adjusted EBITDA is used to measure certain financial covenants in our credit facility. Adjusted EBITDA is also used for planning purposes and in presentations to our Board of Directors as well as in our incentive compensation programs.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

	Three months ended September 30,
	2010	2011
	(Unaudited)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$(1,881)	$(406)
Stock-based compensation	278	1,057
Depreciation and amortization	173	460
Interest (income) expense, net	(20)	9
Provision (benefit) for income taxes	6	(190)
Adjusted EBITDA	$(1,444)	$930

	For the years ended June 30,
	2007	2008	2009	2010	2011
	(Unaudited) (in thousands)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)Provision for income taxes	$(630)	$(926)	$955	$2,865	$32,965
Stock-based compensation	358	1,548	565	622	1,399
Depreciation and amortization	325	334	406	432	1,252
Interest (income) expense, net	146	(256)	77	77	(31)
Provision for income taxes	0	0	26	148	(29,200)
Adjusted EBITDA	$199	$700	$2,029	$4,144	$6,385

Comparison of Three Months Ended September 30, 2011 to September 30, 2010

Revenue. Total revenue was $25.6 million for the three months ended September 30, 2011 compared to $16.5 million for the three months ended September 30, 2010, an increase of $9.1 million or 55%. Systems sales grew by 49% and accounted for $2.2 million or 24% of total revenue growth during the period. Training and consulting services grew by 93% and accounted for $3.2 million or 35% of total revenue growth during the period. Support services and electronic data interchange and business services combined grew 44% during the period, accounting for the remaining 41% of growth in total revenue. Systems sales, including training and consulting services, are one-time in nature and the substantial growth is attributable to our increased share in a growing market. The significant growth in training and consulting services revenue is also reflective of this increased share, demand for additional training to facilitate meeting meaningful use requirements and our success in expanding our resources to implement a greater number of systems in the three months ended September 30, 2011 as compared to the prior year. Support services, electronic data interchange and business services are recurring and growth in this revenue is largely attributable to our growing customer base. Our ability to sell additional products and services to our existing customer base also benefitted revenue growth in 2011 compared to the prior period.

Cost of Revenue. Total cost of revenue was $12.3 million for the three months ended September 30, 2011 compared to $7.9 million for the three months ended September 30, 2010, an increase of $4.4 million or 55%. Cost of systems sales grew by 51% and accounted for $0.6 million or 14% of total growth in cost of revenue during the period. Cost of training and consulting services grew by 52% and accounted for $1.5 million or 34% of total growth in cost of revenue during the period. Cost of support services and electronic data interchange and business services combined grew 59% during the period, accounting for the remaining 52% of growth in total cost of revenue. On an overall basis, gross profit margins were 52% for both periods.

Sales, General and Administrative. Total SG&A expenses were $10.7 million for the three months ended September 30, 2011 compared to $8.6 million for the three months ended September 30, 2010, an increase of $2.1 million or 24%. Growth in SG&A is largely a result of the required infrastructure to support the overall growth in the business. We have increased headcount in our direct sales force and the significant growth in sales activity led to a substantial increase in commissions, incentive compensation and related expenditures such as travel. We also increased our investments in marketing and advertising, which combined with headcount growth in the sales force, positions us to capture increased market share in what we believe will be an expanding market over the next several years. As a percentage of revenue, SG&A was 42% for the three months ended September 30, 2011 compared to 52% for the three months ended September 30, 2010. As indicated by this comparison , we believe that investments in our growth and related infrastructure can be leveraged to maintain our sales growth in future years without a corresponding increase in cost.

Research and Development Expenses. Research and development expenses were $3.2 million for the three months ended September 30, 2011 compared to $1.8 million for the three months ended September 30, 2010, an increase of $1.4 million or 73%. Our innovation platform requires increased investment in research and development which continues to evolve to meet the needs of our customers, our market and industry regulators. In addition to research and development to support our innovation platform, we develop new products and enhanced functionality for existing products. These application development costs are capitalized once technological feasibility is attained and capitalization ceases once the technology is available for market. We capitalized $3.0 million and $.7 million for software development for the three months ended September 30, 2011 and 2010, respectively.

Interest and Other Expenses. Interest and other expense, net of interest income, was $48,000 for the three months ended September 30, 2011 and was negligible for the three months ended September 30, 2010. The change in net interest is related principally to reduced yields owing to market conditions. As of September 30, 2011 , the Company had no outstanding balance on its credit facility.

Income Taxes. The Company has available net operating losses and credits for research and development to offset taxable income and tax expense. These and other temporary differences result in net deferred tax assets. The Company estimated a benefit for deferred income taxes at an effective tax rate of 32% for the results of the three months ended September 30, 2011. The Company estimates it s annual effective tax rate for 2012 to approximate 40%. The current quarter’s benefit reflects expensing payments to various state jurisdictions for prior periods. As of September 30, 2010 , the Company’s net deferred tax assets had been fully reserved and the provision for income taxes for the three months then ended comprises provision for taxes to various states and jurisdictions in which the Company transacts business. Effective tax rate was not meaningful.

Comparison of Year Ended June 30, 2011 to June 30, 2010

Revenue. Total revenue was $89.8 million for the year ended June 30, 2011 compared to $64.6 million for the year ended June 30, 2010, an increase of $25.2 million or 39%. Systems sales grew by 31% and accounted for $7.6 million or 30% of total revenue growth during the period. Training and consulting services grew by 55%

and accounted for $6.5 million or 26% of total revenue growth during the period. Support services and electronic data interchange and business services combined also grew 39% during the period, accounting for the remaining 44% of growth in total revenue. Systems sales, including training and consulting services, are one-time in nature and the substantial growth is attributable to our increased share in a growing market and our success in 2011 in solution sales to several larger providers. Support services, electronic data interchange and business services are recurring and growth in this revenue is largely attributable to our growing customer base. Our ability to sell additional products and services to our existing customer base also benefitted revenue growth in 2011 compared to the prior period.

Cost of Revenue. Total cost of revenue was $40.4 million for the year ended June 30, 2011 compared to $27.8 million for the year ended June 30, 2010, an increase of $12.6 million or 45%. Cost of systems sales grew by 11% and accounted for $0.8 million or 6% of total growth in cost of revenue during the period. Cost of training and consulting services grew by 66% and accounted for $5.4 million or 43% of total growth in cost of revenue during the period. Cost of support services and electronic data interchange and business services combined grew 50% during the period, accounting for the remaining 51% of growth in total cost of revenue. On an overall basis, gross profit margins declined 200 basis points in 2011 as compared to 2010. This decline is attributable to: (1) a significant increase in deployment and training services necessitating the use of third-party specialists at net lower margins; (2) increased headcount and other direct costs for our software services related to meeting customers’ needs for “meaningful use” and to expand our capacity to deliver our software as a service, including transition costs for moving to a new hosting partner; and (3) increased competitiveness in the marketplace leading to greater discounting. A significant portion of the impact on gross margins is related to expenses incurred in assisting customers in meeting Stage 1 “meaningful use” standards. We do not expect a recurrence to the same extent for “meaningful use” standards for Stages 2 and 3.

Sales, General and Administrative. Total SG&A expenses were $37.4 million for the year ended June 30, 2011 compared to $27.7 million for the year ended June 30, 2010, an increase of $9.7 million or 35%. Growth in SG&A is largely a result of the required infrastructure to support the overall growth in the business. We increased headcount in our direct sales force and the significant growth in sales activity led to a substantial increase in commissions, incentive compensation and related expenditures such as travel. We also increased our investments in marketing and advertising, which combined with headcount growth in the sales force, positions us to capture increased market share in what we believe will be an expanding market over the next several years. We believe that these investments can be leveraged to maintain our sales growth in future years without a corresponding increase in cost.

Research and Development Expenses. Research and development expenses were $8.2 million for the year ended June 30, 2011 compared to $6.0 million for the year ended June 30, 2010, an increase of $2.2 million or 37%. Our innovation platform requires increased investment in research and development which continues to evolve to meet the needs of our customers, our market and industry regulators. In addition to research and development to support our innovation platform, we develop new products and enhanced functionality for existing products. These application development costs are capitalized once technological feasibility is attained and capitalization ceases once the technology is available for market. We capitalized $5.7 million and $1.2 million for software development for the years ended June 30, 2011 and 2010, respectively.

Interest and Other Expenses. Interest and other expense, net of interest income, was $46,000 for the year ended June 30, 2011 as compared to $115,000 for the year ended June 30, 2010. The change in net interest is related to availability of surplus cash to pay off existing indebtedness and invest. At June 30, 2011 , the Company had no outstanding balance on its credit facility.

Income Taxes. The Company has available net operating losses and credits for research and development to offset taxable income and tax expense. These and other temporary differences have resulted in net deferred tax assets which have previously been fully reserved with a valuation allowance. As of March 31, 2011, the Company assessed the positive and negative evidence regarding its ability to realize its deferred tax assets and concluded that it was more likely than not that these assets will be fully realized over the next several years. At March 31, 2011, the Company’s historic operations had generated taxable income over the past 12 quarters utilizing a significant portion of its net operating loss carryforwards in previously-filed returns filed. On the basis of its near-term prospects, the

Company anticipates utilizing an additional portion of its carryforwards for the year ending June 30, 2011 and, on the basis of prospects for the next several years, believes it is more likely than not that deferred tax assets will be fully realized. Accordingly, the Company recorded a tax benefit of $31.0 million at March 31, 2011 to recognize the value of its net deferred tax assets which is reflected in the $29.2 tax benefit for the year ended June 30, 2011. For the year ended June 30, 2010 , the provision for income taxes comprises federal Alternative Minimum Tax and provision for taxes to various states and jurisdictions in which the Company transacts business. Effective tax rate was not meaningful.

Comparison of Year Ended June 30, 2010 to June 30, 2009

Revenue. Total revenue was $64.6 million for the year ended June 30, 2010 compared to $48.7 million for the year ended June 30, 2009, an increase of $15.9 million or 33%. Systems sales grew by 17% and accounted for $3.5 million, or 22% of total revenue growth during the year. Training and consulting services grew by 50% and accounted for $3.9 million, or 25% of total revenue growth during the year. Support services and electronic data interchange and business services combined grew 42% during the year, accounting for 53% of the growth in total revenue. Systems sales, including training and consulting services, are one-time in nature and the substantial growth is attributable to increased order flow from customers, in part spurred by the federal incentives to implement EHR systems. Support services, electronic data interchange and business services are recurring and the growth in this revenue is attributable primarily to our larger customer base. Our ability to sell additional products and services to our existing customer base also benefitted revenue growth in 2010 compared to the prior year.

Cost of Revenue. Total cost of revenue was $27.8 million for the year ended June 30, 2010 compared to $21.4 million for the year ended June 30, 2009, an increase of $6.4 million or 30%. Cost of systems sales grew by 4% and accounted for $0.3 million or 4% of total growth in cost of revenue during the period. Cost of training and consulting services grew by 43% and accounted for $2.4 million or 38% of total growth in cost of revenue during the period. Cost of support services and electronic data interchange and business services combined grew 40% during the period, accounting for the remaining 58% of growth in total cost of revenue. On an overall basis, gross profit margins increased 100 basis points in 2010 as compared to 2009. Gross margins improved slightly across all revenue categories, benefitting from the overall revenue growth.

Sales, General and Administrative. Total SG&A expenses were $27.7 million for the year ended June 30, 2010 compared to $20.4 million for the year ended June 30, 2009, an increase of $7.3 million or 36%. Growth in SG&A is largely a result of the required infrastructure to support the 33% overall growth in the business. Additionally, we invested in our growth initiatives by increasing headcount in our direct sales force and increasing our investments in marketing and advertising. We also added key leadership to fill various roles in support of new initiatives.

Research and Development Expenses. Research and development expenses were $6.0 million for the year ended June 30, 2010 compared to $5.8 million for the year ended June 30, 2009, an increase of $224,000 or 4%. Our innovation platform requires increased investment in research and development which continues to evolve to meet the needs of our customers, our market and industry regulators. Our commitment to maintaining cutting-edge technology requires continuing significant investment in research and development. Research and development expenses remained relatively constant during the period. However, for the year ended June 30, 2010 , we also invested $1.2 million in development of new products and enhanced functionality for existing products. These application development costs are capitalized once technological feasibility is attained and capitalization ceases once the technology is available for market.

Interest and Other Expenses. Interest and other expense, net of interest income, was $115,000 for the year ended June 30, 2010 as compared to $153,000 for the year ended June 30, 2009. The change in net interest is due principally to the lower level of indebtedness in 2010 compared to 2009. At June 30, 2010 , the Company repaid its existing indebtedness and was in negotiations for a new credit facility which was closed in 2011.

Income Taxes. The Company has available net operating losses to offset taxable income. Tax expense for the years ended June 30, 2010 and 2009 comprises estimated federal Alternative Minimum Tax and estimated provision for taxes to various states and jurisdictions in which the Company transacts business. Effective tax rate was not meaningful.

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following tables set forth, for the periods and at the dates indicated, our unaudited quarterly financial data. In our opinion, the following selected unaudited quarterly financial data have been prepared on the same basis as the audited financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. We derived the statement of operations data for the years ended June 30, 2010 and 2011 from our audited financial statements, which are included in this prospectus.

You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	For the three months ended,				For the three months ended,
	9/30/2009	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011
	(in thousands)				(in thousands)
Statements of operations data
Revenue:
Systems sales	$3,971	$5,583	$6,133	$8,485	$4,459	$8,596	$6,727	$11,943
Training and consulting services	2,402	2,781	3,149	3,531	3,417	4,350	4,434	6,173
Support services	3,498	3,879	4,145	4,509	4,849	5,360	5,802	6,390
Electronic data interchange and business services	2,688	2,975	3,323	3,590	3,783	4,016	4,639	4,901
Total revenue	12,559	15,218	16,750	20,115	16,508	22,322	21,602	29,407
Cost of revenue:
Systems sales	1,207	1,736	1,845	1,964	1,222	2,390	1,587	2,324
Training and consulting services(1)	1,604	1,899	2,137	2,512	2,910	3,176	3,386	4,077
Support services(1)	949	1,066	1,056	1,108	1,249	1,655	1,846	2,309
Electronic data interchange and business services(1)	1,874	1,993	2,275	2,571	2,580	3,044	3,162	3,494
Total cost of revenue	5,634	6,694	7,313	8,155	7,961	10,265	9,981	12,204
Gross profit	6,925	8,524	9,437	11,960	8,547	12,057	11,621	17,203
Operating expenses:
Sales, general and administrative(1)	5,812	6,184	6,955	8,776	8,596	8,926	9,623	10,254
Research and development(1)	1,380	1,531	1,427	1,653	1,824	1,519	2,285	2,590
Total operating expenses	7,192	7,715	8,382	10,429	10,420	10,445	11,908	12,844
Operating income (loss)	(267)	809	1,055	1,531	(1,873)	1,612	(287)	4,359
Interest expense and other expense, net	30	32	23	30	2	5	14	25
Income (loss) before income taxes	(297)	777	1,032	1,501	(1,87 5 )	1,607	(301)	4,33 4
Provision (benefit) for income taxes	12	4	20	112	6	25	(30,975)	1,744
Net income (loss)	$(309)	$773	$1,012	$1,389	$(1,881)	$1,582	$30,674	$2,5 90
______________
(1) Includes stock-based compensation in the following amounts:
Cost of revenue:
System sales	$5	$3	$—	$—	$1	$5	$1	$—
Training and consulting services	24	22	11	7	23	36	15	—
Support services	15	7	—	1	7	17	13	—
Electronic data interchange and business services	—	1	—	—	—	9	—	—
Total cost of revenue	44	33	11	8	31	67	29	—
Operating expenses:
Sales, general and administrative	207	238	8	10	208	424	427	59
Research and development	31	26	3	3	39	65	50	—
Total operating expenses	238	264	11	13	247	489	477	59
Total stock-compensation expense	$282	$297	$22	$21	$278	$556	$506	$59

	For the three months ended,				For the three months ended,
	9/30/2009	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011
	(Unaudited) (in thousands)				(Unaudited) (in thousands)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$(309)	$773	$1,012	$1,389	$(1,881)	$1,582	$30,674	$2,5 90
Stock-based compensation	282	297	22	21	278	556	506	59
Depreciation and amortization	95	106	112	119	173	215	247	617
Interest (income) expense, net	27	26	18	6	(20)	(5)	(8)	2
Provision (benefit) for income taxes	12	4	20	112	6	25	(30,975)	1,744
Adjusted EBITDA	$107	$1,206	$1,184	$1,647	$(1,444)	$2,373	$444	$5,0 12

Liquidity and Capital Resources

Our principal capital requirements are to fund operations. Since 2007, we have funded our capital needs from operating cash flow augmented by proceeds from exercise of warrants in connection with the completion of the tender offer made by our institutional investors in late 2009 which is described in the accompanying financial statements. We also repaid all outstanding indebtedness and in March 2011, entered into a new loan agreement with Bank of America, N.A. This facility provides financing up to $5,000,000 (based on eligible receivables) with interest at LIBOR plus 275 basis points, is secured by a pledge of the Company’s assets and contains customary provisions regarding covenants. The financial covenants require us to maintain a leverage ratio not exceeding 2:1 and an EBITDA to interest expense ratio of at least 3:1. At September 30, 2011, we were in compliance with these covenants and there were no amounts outstanding on the credit facility.

We are not a capital intensive business. Our capital expenditures heretofore have comprised technology, fixtures and equipment to accommodate our growth and we acquired and renovated a building placed into service in 2011. Additionally, we capitalize the application development costs for new technology and enhancements to our innovation platform. In 2011, we incurred approximately $9.9 million in the aggregate for these capital expenditures all of which were funded from existing resources. We are in the initial stages of building new facilities to accommodate the growth of our business. We estimate this facility will cost approximately $12 million and will require approximately 14 months to complete. We believe that our current cash, short-term investments and funds available under our credit facility or if required, other financing combined with our anticipated cash flow from operations and the proceeds of this offering will be sufficient to meet our working capital and capital expenditure needs for the next 12 months and for a reasonable period thereafter.

Cash Flow Summary

Cash and cash equivalents were $5.7 million at June 30, 2011 as compared with $19.2 million at June 30, 2010, and as compared with $9.7 million at June 30, 2009. Cash and cash equivalents were $5.6 million at September 30, 2011. As of September 30, 2011 and June 30, 2011, we also had $7.7 and $10.4 million, respectively, in short-term investments classified as available for sale.

Operating Activities

Cash provided by operating activities was $811,000 for the three months ended September 30, 2011, comprised primarily of a $406,000 operating loss and a $227,000 deferred income tax benefit offset by net stock compensation expense of $1.1 million, depreciation and amortization of $460,000 and provision for bad debts of $256,000. Net increases in working capital required $328,000 of cash from operations, attributable principally to a $593,000 reduction in accounts payable and accrued expenses, a $966,000 increase in prepaid assets and a $165,000 increase in inventory offset by a reduction of $1.0 million in accounts receivable and a $369,000 increase in deferred revenue.

Cash used in operating activities was $376,000 for the three months ended September 30, 2010, comprised primarily of a $1.9 million operating loss offset by net stock compensation expense of $278,000, depreciation and amortization of $173,000 and provision for bad debts of $150,000. Additionally, net working capital changes contributed to cash from operations by $904,000 attributable principally to a $1.4 million increase in deferred revenue.

Cash provided by operating activities was $6.2 million for the year ended June 30, 2011, comprised primarily of net income of $33.0 million including the effect of a $31.6 million reversal of deferred tax valuation allowance offset by a $2.3 million provision for deferred income taxes during the year. Other adjustments to reconcile net income to net cash provided by operating activities included net stock compensation expense of $1.4 million, depreciation and amortization of $1.2 million and provision for bad debts of $1.1 million. A net $1.2 million investment in working capital for 2011 included a $7.7 million increase in accounts receivable and a $1.1 million increase in inventory, prepaids and other current assets which were offset by a $3.3 million increase in accounts payable and accrued expenses and a $4.3 million increase in deferred revenue.

Cash provided by operating activities was $6.6 million in 2010, which was primarily attributable to net income of $2.9 million plus net stock compensation expense of $623,000, depreciation and amortization of $432,000 and provision for bad debts of $620,000. Net changes in working capital contributed $2.0 million to cash from operating activities; reduced prepaids accounted for $181,000, and increases in deferred revenue added $602,000, and increases in receivables and payables netted to a $1.1 million contribution.

Cash provided by operating activities was $2.1 million in 2009, primarily attributable to net income of $955,000 plus net stock compensation expense of $566,000, depreciation and amortization of $406,000 and provision for bad debts of $530,000. Net increases in working capital required $387,000 of operating cash flows.

Investing Activities

During the year ended June 30, 2011, we began investing surplus cash resources and as of September 30, 2011 had net short-term investments of $7.7 million. Our policy is to invest only in fixed income instruments denominated and payable in U.S. dollars, including obligations of the U.S. government and its agencies, money market instruments, commercial paper, certificates of deposit, bankers’ acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities. We do not invest in auction rate securities, futures contracts, or hedging instruments. Securities of a single issuer valued at cost at the time of purchase should not exceed 10% of the market value of the portfolio but securities issued by the U.S. Treasury and U.S. government agencies are specifically exempted from these restrictions. The final maturity of each security within the portfolio should not exceed 24 months.

For the three months ended September 30, 2011, we used $1.1 million of cash for investing activities consisting of purchases of property and equipment of $769,000, and investment of $3.0 million for capitalized software development of our innovation platform, which were offset by the sale of $2.7 million of short term investments.

Net cash used in investing activities for the three months ended September 30, 2010 was $1.5 million including $779,000 for purchases of property and equipment and $719,000 for capitalized software development.

For the year ended June 30, 2011, we had net purchases of short-term investments of $10.5 million, purchased $4.1 million of property and equipment, including acquisition and renovation of a new building, and invested $5.7 million for capitalized software development of our innovation platform.

Net cash used in investing activities for 2010 was $4.0 million consisting of purchases of property and equipment of $2.8 million, primarily the acquisition and renovation of a new building placed in service in first quarter of 2011, and $1.2 million for capitalized software development. Net cash used in investing activities for 2009 was $325,000 for purchases of property and equipment.

Financing Activities

For the three months ended September 30, 2011, we had proceeds of $161,000 from exercise of stock options and expended $39,000 on obligation for acquired technology. For the three months ended September 30, 2010, we paid $12,000 on capital leases.

For the year ended June 30, 2011, net cash provided by financing activities was $615,000 consisting principally of $709,000 proceeds from the exercise of stock options offset by $94,000 in payments on long-term obligations. For the year ended June 30, 2010, net cash from financing activities was $6.8 million comprised of $9.1 million net proceeds from exercise of stock options and warrants, and $2.3 million in payments on debt and capital leases.

For the year ended June 30, 2009, net cash used in financing activities was $195,000 consisting of payments, net of borrowings on debt arrangements of $164,000, payments on capital leases of $41,000 and proceeds from exercise of stock options of $10,000.

Contractual Obligations and Commitments

Our contractual cash payment commitments as of September 30, 2011 are set forth below (in thousands):

	Payments due by period
	Total	2012	2013	2014	2015	Thereafter
Operating leases	$1,874	$543	$616	$441	$265	$9

We are also committed to payments on an obligation incurred in connection with acquisition of technology. At June 30, 2011, the total commitment was $349,000 and the payments are based on the sales of the product set into which the technology has been incorporated. We anticipate the amount will be liquidated within two years. The terms of the purchase agreement contemplate a potential reduction in the amount to be paid dependent on the results of a liquidity event for the Company if and when such an event should occur.

Off-Balance Sheet Arrangements

We engage in no activities, obligations or exposure with off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our financial statements and notes to our financial statements, which were prepared in accordance with GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, capitalization of software development costs and the provision for income taxes. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that are believed to be reasonable under the circumstances.

The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

Revenue Recognition

The Company generates revenue from the following sources:

•	The sale of information systems, which includes software, hardware and peripherals, and related deployment and training;

•	The provision of system support services, which includes software application support and hardware maintenance; and

•	The provision of outsourcing services, which includes the processing of medical claims, electronic patient statements and managed business services including clinically-driven revenue cycle management and our newly-developed EHR-enabled clinical research.

The Company recognizes revenue in accordance with GAAP, principally ASC 985-605, Software Revenue Recognition, and ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, both amended effective for our year beginning July 1, 2010. Our adoption of this revised guidance did not have a material impact on our financial statements.

The Company enters into contractual obligations to sell hardware, perpetual software licenses, deployment and training services, support services, outsourcing services and managed business services. Revenue recognized in accordance with ASC 605-25, as amended, requires elements of multiple-element arrangements be assigned relative values using (in order of preference) vendor specific objective evidence (“VSOE”), third-party evidence (“TPE”) or the best estimate of selling price (“BESP”). The tangible elements sold under our agreements are accounted for under this revised standard. The software elements will continue to be accounted for under ASC 985-605, as amended. Software and hardware revenue is recognized upon shipment if persuasive evidence of an agreement exists, collection of the resulting receivable is probable, and the amount of fees to be paid is fixed or determinable. Services revenue is recognized as performed or ratably over the term of the arrangement as applicable.

The Company also generates revenue from providing its software products as a service under software subscription agreements. These agreements include the right to use the software and receive unspecified future product enhancements and upgrades when and if available for a specified term, usually 36 to 60 months. Support services are not sold separately in such arrangements. Revenue from all of the deliverables related to subscription agreements, including training and support services is recognized ratably over the life of the agreement. Any amounts invoiced or cash received in advance is recorded as deferred revenue.

Recognition of revenue under ASC 985-605 involves estimates and judgments regarding:

1)	Our assessment of VSOE for the individual elements of our contracts containing multiple elements — which we base on either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. VSOE calculations are updated and reviewed regularly depending on the nature of the product or service. We base VSOE for the related undelivered elements on either renewals or stand-alone sales as appropriate.

2)	Our determination that total fees for our products and services are fixed or determinable — which we base on signed contracts and orders.

3)	Our assessment that collection of amounts due is reasonably assured — which we base on our standard payment terms and collection history.

Risks associated with these estimates and judgments and the effects thereof include: 1) if VSOE of fair value of any undelivered element does not exist, all revenue is deferred until VSOE of fair value of the undelivered element is established or the element has been delivered and 2) if the fees are not fixed or determinable, or if collection is nor reasonably assured, then the revenue recognized in various periods will be less than amounts that would have been otherwise recognizable using the residual method provided under ASC 985-605.

Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to increases or decreases in revenue that could be material.

Fair Value Considerations For Equity

Through September 30, 2011, our equity instruments consist of common stock and Convertible Preferred Stock Series A and B, which are reflected in our financial statements as temporary equity. We consider fair value of these instruments under guidance in ASC 820 for purposes of recording share-based compensation expense and consideration of any adjustments to fair value of convertible preferred stock for each reporting period. Our consideration of value at or around each measurement date considers a number of estimates and judgments, including:

•	company performance, our growth rate and financial condition;

•	the value of companies that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors;

•	changes in the Company and our prospects since the last time the Board of Directors approved option grants and/or made a determination of fair value;

•	amounts recently paid by investors for our common stock in arm’s-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of all or a portion of the company;

•	future financial projections; and

•	valuations completed near the time of the grant.

Risks associated with these estimates and judgments and the effects thereof include the fact that consideration of future performance could be materially different than our estimates and that these and other inputs included in our valuations, such as the appropriate discount rate, or that the valuation model applied prove to be flawed. The impact of different equity valuation results from those utilized in our financial statements mean that the carrying value of our temporary equity for any period may be higher or lower than amounts reported with a corresponding impact on income available to common stockholders. In connection with this offering, all our convertible preferred stock will convert to common stock and the carrying value will be eliminated in its entirety with any difference accreted in our statement of operations.

These same risks are associated with determination of estimated fair value with respect to our common stock. Fair value of our common stock is the basis for determination of strike price for stock options issued and is an input in the Black-Scholes option pricing model for determination of estimated fair value of stock options issued. Other estimates, judgments and associated risks regarding share-based compensation are more fully described below.

From 2007 through June 30, 2010, we prepared valuations of our equity on at least an annual basis in a manner consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We had an interim valuation prepared as of December 31, 2009 to evaluate the impact of a tender offer transaction completed at time. These valuations used an option-pricing model for valuation of our equity based on income and market-comparable approaches to enterprise value of the Company. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies operating within the healthcare information technology space. The comparable companies remained largely unchanged during the valuation process. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. Allocation of value to our equity instruments has historically utilized an option-pricing model. In March 2011, June 2011 and September 2011 , we prepared additional valuations using the probability weighted expected return model to reflect the change in our circumstances progressing toward a potential liquidity event.

We prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital, which was 18% in 2007, 15% in 2008 and 2009, 13% in 2010 and 12% for the valuations completed as of March 2011, June 2011 and September 2011.

As an additional indicator of fair value, we considered the pricing of significant sales of our common stock for transactions occurring near the respective valuation dates. Early in our history from 1999 to 2004 shares were sold to accredited investors at prices ranging from $3 to $6. In May 2004, we sold 3.3 million shares of convertible, redeemable preferred shares to accredited investors for aggregate proceeds of $20 million and in October 2006, we sold 4.6 million shares of preferred shares to accredited investors for an aggregate price of $22 million. During the year ended December 31, 2009, our private equity investors completed a tender offer to purchase up to $25 million of common stock from existing stockholders for $8.50 per share. As previously noted, we had an interim valuation prepared to reflect the impact of this event.

While these transactions were not consummated in a liquid market, we do believe that the transactions provide an additional indicator of fair value based on the volume and number of buyers. These transaction prices have indicated, as additional support to our valuation analyses, that we have not historically determined fair market values below the indications of value for transactions in our common stock.

Share-Based Compensation

Estimated fair value of stock option grants is determined using the Black-Scholes options pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in these employee stock options. Additionally, option valuation models require the input of highly subjective assumptions including the expected volatility of the stock price. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models may not provide a reliable single measure of the fair value of its share-based awards.

The following table summarizes stock-based compensation charges for the years ended June 30, 2009, 2010 and 2011, and the three months ended September 30, 2010 and 2011 (in thousands):

	For the years ended June 30,			Three months ended September 30,
	2009	2010	2011	2010	2011
Employee stock-based compensation expense	$550	$616	$1,392	$271	$1,057
Stock-based compensation associated with outstanding repriced options	15	6	7	7	—
Total stock-based compensation	$565	$622	$1,399	$278	$1,057

For options granted on or after July 1, 2006, stock-based compensation is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. For options granted prior to July 1, 2006, we continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method unless such grants are materially modified.

We considered the fair value of our common stock and the exercise price of the grant as variables in the Black-Scholes option pricing model to determine employee stock-based compensation. This model requires the input of assumptions on each grant date, some of which are highly subjective, including the expected term of the option, expected stock price volatility and expected forfeitures.

We determined the expected term of our options based upon historical exercises, post-vesting cancellations and the contractual term of the option. We concluded that it was not practicable to calculate the volatility of our share price due to the fact that our securities are not publicly-traded and therefore there is no readily determinable market value for our stock. Therefore, we based expected volatility on the historical volatility of a publicly-traded peer entity for the same expected term of our options. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entity is no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation. We based the risk-free rate for the expected term of the option on the U.S. Treasury Constant Maturity Rate as of the grant date. We determined the forfeiture rate based upon our historical experience with pre-vesting option cancellations. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been materially different.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock. We have reviewed key factors and events between each date below and have determined that the combination of the factors and events described above reflect a true measurement of the fair value of our common stock over an extended period of time and believe that the fair value of our common stock is appropriately reflected in the chart below.

Date of grant	Options granted	Exercise price	Fair value per share
September 1, 2009	3,000	$5.19	$5.19
September 15, 2009	77,330	$5.19	$5.19
September 18, 2009	3,000	$5.19	$5.19
November 4, 2009	376,169	$5.19	$5.19
November 18, 2009	6,000	$5.19	$5.19
December 1, 2009	1,500	$5.19	$5.19
December 6, 2009	12,500	$5.19	$5.19
April 27, 2010	19,500	$6.92	$6.92
June 30, 2010	104,453	$6.92	$6.92
July 21, 2010	9,250	$6.92	$6.92
September 14, 2010	9,000	$6.92	$6.92
October 18, 2010	167,626	$6.92	$6.92
November 12, 2010	22,500	$7.09	$7.09
February 1, 2011	520,931	$7.09	$7.09
March 15, 2011	3,000	$7.09	$7.09
May 17, 2011	183,000	$11.58	$11.58
July 14, 2011	264,276	$13.31	$13.31
July 14, 2011	31,875	$14.64	$13.31

Valuation of Deferred Tax Assets

Our deferred tax assets are comprised primarily of net operating loss carryforwards (“NOLs”) and research and development credits. At June 30, 2010, we had NOLs of approximately $69.5 million which will begin to expire in 2020. At June 30, 2010, we had research tax credit carryforwards of $2.4 million which begin expiring in 2023.At June 30, 2010, we had federal alternative minimum tax (“AMT”), credit carryforwards of $77,000. The federal AMT credit carryforwards do not expire. A valuation allowance of $31 million had been recorded at June 30, 2010.

During the third quarter of 2011, we determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable by us, creating a $31 million income tax benefit due to the deferred tax asset recorded on our balance sheet as of March 31, 2011. This determination was based on the following factors:

•	For the twelve quarters ending March 31, 2011, the Company’s statements of operations reflected cumulative income before taxes of $3.5 million. The quarter ending June 30, 2011 was anticipated to generate significant positive results (which results were record revenues of $29.4 million and income before taxes of $4.3 million).

•	The Company had utilized a significant portion of its net operating loss carryforwards in tax returns filed in the three years ending June 30, 2010 and anticipated utilization of an additional portion of such carryforwards for its return for fiscal 2011.

•	The significant growth in revenues and earnings the Company has experienced over the past three years is forecasted to continue. The Company has achieved or exceeded it forecast in each of the past four years as it has progressed toward significant scale and profitability.

•	The Company’s market segment is extremely positively impacted by the HITECH Act which provides significant funding through 2014 to providers for acquisition and “meaningful use” of EHR technology systems as part of the Federal government’s initiatives to facilitate improvements in healthcare delivery and mitigate costs.

•	The above factors are somewhat tempered by the current state of the U.S. economy, which is experiencing slow to modest growth. However, the healthcare sector appears to have been less affected than other sectors of the economy due in part to the impact of certain government initiatives.

The determination of when to adjust the valuation allowance requires significant judgment on the part of management based on our evaluation of the weight of positive and negative evidence, historical experience, knowledge of current business factors and our belief of what could occur in the future. Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets as of March 31, 2011 for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, our investments include money market funds and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short-term securities and maintain an average portfolio duration of approximately one year.

Our operations consist of research and development and sales activities in the United States. As a result, our financial results are not affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets.

BUSINESS

Overview

We are a leading provider of integrated information technology solutions and managed business services to ambulatory healthcare providers throughout the United States. At the core of our suite of solutions and services is PrimeSUITE, our award-winning, fully-integrated EHR, PM and interoperability solution. PrimeSUITE integrates clinical, financial and administrative data in a single database to enable comprehensive views of the patient record, which we believe supports efficient workflows throughout each patient encounter, reduces clinical and administrative errors and allows for the seamless exchange of data between our provider customers and the broader healthcare community. We augment our solutions by offering managed business services, including clinically-driven RCM and EHR-enabled research services. By integrating clinical, financial and administrative data and processes, our solutions and services are designed to enable providers to deliver more advanced care and improve their efficiency and profitability. Based on our own internal tracking data, over 33,000 providers, which we define as physicians, nurses, nurse practioners, physician assistants, and other clinical staff, use our solutions and services to deliver care to and manage the clinical, financial and administrative information of over 20 million patients. The number of provider sites where our solutions are installed has grown from 50 in 2003 to approximately 1,800 as of December 31, 2011, with each site representing between one and 100 providers.

Our technology solutions and services are designed to address the needs of providers in all ambulatory settings: independent physician practices, multi-specialty group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic health centers, FQHCs, CHCs, IDNs, ACCs and ACOs. Our single database technology platform, which reflects over 12 years of development, is available in either a cloud-based or premise-based model and is scalable to serve the needs of ambulatory providers of any size. Cloud-based solutions utilize a third-party’s infrastructure to remotely host the solution as opposed to a premise-based solution which utilizes servers located at the location of the end-user. As providers’ needs evolve, our platform allows for the efficient development and integration of new solutions, which we refer to as our innovation platform.

The ambulatory EHR market has historically been underpenetrated and installed systems have been underutilized. Adoption of these technologies has been low for several reasons including providers’ resistance to making the required investment and concerns that creating and managing electronic records may disrupt clinical and administrative workflows. Adoption of EHR solutions is accelerating as more providers realize the benefits of using technology solutions, including the possible return on investment from adoption of solutions such as PrimeSUITE. Government initiatives and legislation have provided additional financial incentives and implementation support for ambulatory providers to adopt EHR solutions. Finally, macro-trends such as increasing consumerism, the shift to quality-based reimbursement and the emerging focus on improving the coordination of care, are creating strong incentives for providers to implement technologies that help them meet the needs of the changing ambulatory healthcare environment.

We believe we are competitively positioned to penetrate this market opportunity and to take advantage of emerging trends in ambulatory care including demand for interoperability, mobility, consumerism and data liquidity. Our integrated EHR/PM solution is consistently rated among the best in the industry. Since 2004, PrimeSUITE has received 13 “Best in KLAS” awards (an independent body that measures healthcare technology vendor performance) in ambulatory EHR and PM categories.

We have achieved a customer retention rate of approximately 95% in a market where, according to KLAS, 35% of providers who have adopted EHR technologies are considering replacing their current vendors. We believe this success is a reflection of our historical and continuing focus on usability at the point of care as our foremost development priority and our commitment and dedication to customer service from initial implementation and training to on-going support.

During fiscal year ended June 30, 2011, our total revenue was $89.8 million and operating income was $3.8 million compared to $64.6 million and $3.1 million for the year ended June 30, 2010 and $48.7 million and $1.1 million for the year ended June 30, 2009. During the three months ended September 30, 2011 our total revenue was $25.6 million and operating income (loss) was ($0.6) million compared to $16.5 million and $(1.9) million for the three months ended September 30, 2010.

Industry Overview

Healthcare in the United States has historically been provided through two different settings, acute care, which is primarily hospitals, and ambulatory or outpatient care, which includes physician offices, retail clinics and outpatient surgery centers. There is an increasing focus on delivering high-quality care in the most cost-effective and convenient setting, which is causing a shift in care delivery from acute care to ambulatory providers. This shift is increasing the volume and changing the types of care delivered in the ambulatory setting. This pattern is expected to continue as a result of demographic trends and expanded health insurance coverage provided for by healthcare reform.

In addition to increased ambulatory care volume, providers face financial and operating challenges related to pressure on reimbursement rates and intensifying documentation, administration and regulatory requirements. Over the past several years, reimbursement has not grown at the same rate as the underlying cost of delivering care. Furthermore, the increasing complexity of the reimbursement process, such as the transition to the HIPAA ASC X12 5010 claims coding standard, as well as the proliferation of consumer-oriented health plan designs have led to added administrative burdens for providers. In an effort to align provider incentives with improved quality of care and cost efficiencies, payers are introducing new payment methodologies that tie reimbursement to providers’ ability to coordinate care and improve patient outcomes.

The significant burdens created by this changing environment have made the adoption of innovative software solutions critical to providers, as legacy systems may not adequately support their needs. Ambulatory providers have traditionally used PM systems to manage their financial and administrative functions, but clinical workflows are still largely managed on paper charts. Use of paper records can restrict the throughput of the provider and prevent the efficient collection and sharing of critical information. This can cause clinical errors such as adverse drug interactions and result in failure to charge accurately for services rendered and lead to a greater rate of denied claims. The ability to enter and store digitized clinical data in EHRs has become more important in recent years in order to address emerging industry trends including coordination of care and pay-for-performance, and quality reporting initiatives. Additionally, we believe the implementation of integrated EHR/PM solutions can provide compelling return on investment to providers by enhancing clinical and administrative workflow, improving the quality of care, reducing administrative staff, and repurposing large paper record rooms for revenue-generating activities.

Despite the advantages of EHR solutions, their adoption rates by ambulatory providers have been substantially lower than those of PM solutions. According to the U.S. Centers for Disease Control and Prevention, in 2009 approximately 50% of providers had implemented EHR technology. It is estimated that a much smaller percentage of providers that have EHR systems fully utilize the technology in daily practice. Adoption of these technologies has been low for several reasons including the cost of acquiring, implementing and supporting the technology as well as the fear of disrupting clinical and administrative workflows. Importantly, since adoption of EHR technology has not historically been subsidized or required by payers, there has been little financial incentive for providers to adopt it.

Market Opportunity

The market for our solutions and services consists of providers of ambulatory healthcare including independent physician practices, multi-specialty group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic health centers, FQHCs, CHCs, IDNs, ACCs, and ACOs.

We estimate the current market for our solutions and services to be approximately $35 billion. We believe our potential customer base includes approximately 638,000 physicians at over 230,000 practices as well as approximately 3,500 retail and employer based clinics that contain an additional 8,000 providers. Our core EHR/PM solution, PrimeSUITE, services an estimated $10 billion market. While approximately 50% of the EHR/PM market is penetrated, only 10% of providers fully utilize their installed EHR solution. The markets for certain of our other solutions include $16 billion for our RCM services, $3.5 billion for our data exchange solution, and $2 billion for our speech understanding solution. However, we operate in a competitive industry, and there is no guarantee that providers that have not implemented EHR/PM solutions or those that do not fully utilize their current solutions will choose to implement or fully utilize our products.

We believe several factors are encouraging adoption of EHR/PM solutions and related technologies and services by ambulatory providers and will serve to drive the growth of our business.

•	Compelling Return on Investment. We believe providers are becoming increasingly aware of and comfortable with the potential benefits of using integrated EHR/PM solutions including helping them practice more advanced medicine and deliver higher-quality care, while simultaneously improving revenue generation and operating and cost efficiency. These systems can help providers practice more advanced medicine and enhance the quality of the care they deliver, while increasing their efficiency and profitability. Through the adoption and proper use of these solutions, providers can increase revenue and reduce costs. Providers are recognizing the potential of EHR/PM solutions to significantly improve their operations and profitability.

•	Government Initiatives and Incentives. Over the last several years, the government has enacted initiatives to drive the adoption of certified EHR solutions. Most importantly, the recently enacted HITECH Act, part of the American Recovery and Reinvestment Act certified (“ARRA”), specifically targeted healthcare by provides more than $19 billion of provider incentives through Medicare and Medicaid programs to encourage the adoption of certified EHR solutions. An eligible professional that qualifies for incentives can receive up to an aggregate of $44,000 from Medicare or $63,750 from Medicaid. In conjunction with the HITECH Act, $650 million in grants were allocated to create Regional Extension Centers (“RECs”) to encourage and support ambulatory providers in the implementation of certified EHR solutions.

•	Trends in the Evolving Ambulatory Market. Three major trends impacting ambulatory providers are greater electronification of health data, growing consumerism and initiatives aimed at improving population health. Electronic capture and exchange of health information is becoming the standard within the ambulatory market, which has led to higher interest in and need for interoperable technology solutions that promote data liquidity. Furthermore, as patients are increasingly responsible for paying for the care they receive, they are becoming more engaged in decisions about which providers to use. Similar to consumers in other industries, they weigh factors such as cost, quality, convenience and overall experience when selecting where to receive their care. Finally, providers want to deliver the most advanced care possible and participate in the improvement of population health. This may include acting as investigators in clinical trials or contributing to health surveillance initiatives. Ambulatory providers now understand that the adoption of integrated EHR/PM and related technology solutions can help them succeed in this evolving and complex market by taking advantage of these key trends.

We believe many existing EHR and PM technology vendors do not adequately meet the needs of the ambulatory healthcare market. EHR systems are often difficult to use and disruptive to provider workflows. Additionally, many EHR/PM systems are not integrated, which creates inefficiencies between the delivery and documentation of patient care and the administrative and financial processes of the provider. Lack of interoperability with IT systems in other care settings prevents the exchange of clinical, financial and administrative data with the rest of the healthcare community. Finally, many vendors have multiple versions of their software installed across their customer bases, which reduces their ability to provide effective service and support to ambulatory providers. Due in part to these dynamics, 35% of providers recently surveyed by KLAS who have adopted EHR solutions indicated that they are considering replacing their existing EHR systems.

Our Solutions

The foundation of our offering is an integrated suite of technology solutions designed for the unique needs and workflows of ambulatory providers with usability at the point of care as the foremost priority. At the core of our suite of solutions and services is PrimeSUITE, our award-winning, fully-integrated EHR, PM and interoperability solution. We believe our design and built-in clinical decision support capabilities help providers improve patient safety, quality of care and efficiency. PrimeSUITE has over 3,200 clinical templates, designed for the needs of over 30 specialties and subspecialties, that offer data capture layouts that are intuitive to providers and make it easier to enter patient health information at the point of care. We believe PrimeSUITE’s ease of use has led to more than 90% of our provider customers making full use of PrimeSUITE’s functionality, which we believe is substantially higher than the estimated industry average of 10%. PrimeSUITE’s functionality is designed to address the core, day-to-day operations of providers that include documenting clinical information about patients, conditions and treatments, managing revenue collection and finances and conducting necessary administrative tasks. Our EHR and PM solutions were designed to be fully integrated and house clinical, financial, and administrative data within a single database. This allows the EHR and PM systems to operate seamlessly and creates efficiencies between the process of delivering and documenting care and the process of billing and collecting for services.

Since the initial release of PrimeSUITE, we have introduced additional solutions to enhance data liquidity, mobility and productivity of providers. PrimeEXCHANGE facilitates data liquidity by enabling interoperability of clinical and financial data between providers and the broader healthcare community. PrimePATIENT is our provider portal that allows patients to schedule appointments, complete administrative forms, exchange their personal health record information with providers and pay their healthcare bills online. PrimePATIENT also enables e-visits, which are web-enabled consultations between patients and physicians that can supplement or replace traditional in-person office visits, save time for patients and increase revenue for physicians. PrimeMOBILE allows providers to access PrimeSUITE from their mobile devices when working remotely. Finally, our new PrimeSPEECH solution is a sophisticated speech understanding software that simplifies data entry into PrimeSUITE, which reduces workflow disruption and saves time and money providers currently spend on transcription services.

We have also developed several managed business service offerings that leverage our technology solutions and the integrated PrimeSUITE database. These include PrimeRCM, our clinically-driven revenue cycle management services, and PrimeRESEARCH, our EHR-enabled research service that allows providers to participate in clinical research and contribute to population health initiatives. We believe these innovative solutions and services enable us to act as long-term partners in the success of our customers by providing them the following key benefits:

•	Enable the Delivery of Higher-Quality Care and More Advanced Medicine. Our provider customers can deliver higher-quality care and practice more advanced medicine due to PrimeSUITE’s clinical decision- support capabilities, clinical alerts and reminders, electronic order entry and tracking and active device controls that integrate data from peripheral medical devices directly into the patient’s record. PrimeSUITE’s clinical decision support capabilities assist providers in patient evaluation and diagnosis, evidence-based treatment, error reductions and proper data capture. Our clinical alerts and reminders ensure care is delivered to patients in a timely manner by notifying providers if a patient is overdue for an exam or test and identifying potential drug contraindications based on the patient’s medical history. Our electronic order entry application increases the speed and accuracy of ordering, tracking and viewing results of prescriptions and lab tests. Active device controls capture and integrate data from peripheral medical devices, directly into the patient’s record. Clinical encounter data captured in PrimeSUITE over time creates a comprehensive electronic healthcare record that enables providers to more effectively identify and proactively address emerging trends in a patient’s health.

•	Deliver Improved Financial Performance. Our solutions enhance provider economics by increasing revenue, improving receivables collection, and reducing administrative costs. They enable increased revenue capture at the point of care, whether in the office or working remotely on a mobile device, and the ability to see more patients due to more efficient workflows. Automated reporting of key metrics supports the generation of additional revenue by helping the provider track progress towards qualification for available incentive payments, such as those based on improvement in quality measures or for demonstrating use of e-prescribing and certified EHR technology. Reduced administrative costs are realized through reduction or elimination of transcription, paper chart, administrative staff and other costs. Additionally, space currently used to store paper records can be repurposed for revenue-generating activities, including additional exam and procedure rooms, which enhances revenue and profitability.

A series of case studies, conducted on our behalf and funded by the Company, studied the return on investment a select group of customers can realize following the implementation of PrimeSUITE. Based on management’s review of these studies, we believe that customers can significantly increase cash flow following implementation of PrimeSUITE.

•	Enhance the Workflow of the Provider. PrimeSUITE has been developed to accommodate and support the unique clinical workflows of providers in over 30 specialties and subspecialties and the financial and administrative workflows of their staff. PrimeSUITE and our suite of solutions adapt to a provider’s workflow, which encourages quick adoption and overcomes their aversion to switch to electronic systems from traditional paper-based records.

The PrimeSUITE database is designed to capture and display the relevant data to each provider or staff member during each step of the patient encounter. PrimeSUITE is designed to allow a patient’s clinical and administrative record to follow the patient from registration to the examination room to check-out and to be accessed and updated by multiple staff members simultaneously during the patient’s visit. Administrative staff use PrimeSUITE to schedule appointments and enter patient information at check-in. Alternatively, patients can use PrimePATIENT, our provider portal solution, to schedule appointments and enter their information online. All demographic, financial and clinical information identified during initial registration, check-in and triage are aggregated and presented to the provider at the point of care. A set of easy-to-use and highly customizable clinical templates capture the provider’s interaction with the patient. This information can be captured through a desktop or tablet when in the office or via a mobile device using PrimeMOBILE when working outside the office. PrimeSUITE enables providers to order prescriptions and lab tests electronically as well as track and view results, thus increasing the speed, quality and accuracy of the care delivered. Clinical information captured during the patient encounter automatically generates recommended E&M codes for billing purposes. The integration of clinical, financial and administrative information and its availability to all providers and staff before, during and after patient visits can help providers improve their efficiency.

•	Position Providers for the Future of Healthcare. We believe the future of healthcare will require providers to deliver high-quality care in the most collaborative and cost-effective way possible, while dealing with increasing consumerism among patients and the desire to participate in the improvement of population health. We believe that in order to succeed in the future, providers will need an integrated EHR/PM platform that allows them to connect, communicate and collaborate electronically with patients, other providers and the broader healthcare community. We believe providers will also need the ability to satisfy increasing consumer demands and to be contributors to the improvement of population health. In addition, the emergence of pay-for-performance and value-based reimbursement models will require that providers not only enhance the quality of care and patient experience but also be able to quantify and report on various measures and adapt quickly to changes in the healthcare market.

Our vision of the future of healthcare is what has guided the development and success of our scalable and flexible PrimeSUITE platform for the last 12 years. We believe our technology enables the seamless creation and addition of new innovations and functionality designed to respond to emerging trends, therefore enhancing the value of our solutions to our customers. Since the initial introduction of PrimeSUITE we have developed and integrated into PrimeSUITE new solutions to address new trends and advances in technology, including the need for data liquidity and interoperability, patient portal, speech understanding and mobile technology. We have also developed managed business services that leverage the power of our technology solutions to provide clinically-driven revenue cycle services and allow providers to participate in clinical research and contribute to population health initiatives. We believe these innovative solutions and services differentiate us from our competition and enable us to act as long-term partners in the success of our customers.

The following diagram visually represents our suite of technology solutions and managed business services centered around our core PrimeSUITE technology.

Our Strengths

We believe we have the following key competitive strengths:

•	Proven, Long-Term Vision. We partner with ambulatory providers to enable them to meet the changing needs of the ambulatory market, which we identified early in our history to be electronification, consumerism and improving population health. We have succeeded in developing innovative solutions and services to help providers respond to the key trends in the ambulatory market, which we identified early in our history as electronification, consumerism and improving population health. Our solutions rely on core EHR and PM capabilities, are interoperable and enable easy aggregation and sharing of patient information, enhance physician-patient relationships by providing online self-service options for patients and allowing providers to participate in improving population health through clinical research, health surveillance and disease registries. We continuously monitor themes that will shape the future for providers and develop innovative solutions and services to help them succeed as the market evolves.

•	Integrated Technology Model. Our integrated, scalable and flexible technology provides a range of benefits to our customers while also providing us a strong foundation for a sustainable business model. Our Microsoft .NET based architecture has proven to be mission-critical, secure and reliable for over 33,000 providers. All of our solutions and services are based on a single, integrated database that contains clinical, financial and administrative data and supports exceptional interoperability, data analytics and reporting. We have and will continue to develop a technology model that supports rapid innovation. Using our Greenway Service Manager architecture, our centralized support team can easily update customers to new versions of our solutions and provide monitoring services remotely. Our technology architecture scales to support ambulatory providers ranging from single provider businesses to large enterprises. Our technology allows the customers the flexibility to choose the deployment option they prefer, including a cloud-based and premise-based model. Furthermore, our cloud-based internal technologies enable us to focus on innovative product and service development while outsourcing non-core activities, such as server hosting, server maintenance, application security and or other IT services. We believe this technology model enables our innovative product and service development, our strong customer service and our efficient and centralized customer support model.

•	Superior Customer Service and Support. We believe that successful adoption of our solutions requires partnering with our customers to empower them to utilize our technology to its maximum capability. As such, customer service and support are one of our core priorities. Our commitment to our customers’ success starts during the sales process and continues throughout our relationship, including initial implementation, training, ongoing education and support, as well as continuous development of new functionalities business services and technology upgrades. In addition to traditional training, we offer on-demand, web-based training options, webinars covering cutting-edge industry topics, such as how customers can meet “meaningful use” incentive criteria, and our annual user conference where customers meet one another, exchange ideas and learn how other customers have used our products and services to improve their businesses. We consider customer input critical to the development of new functionalities and a core part of customer service and support. We deliver a single version of our technology platform to all of our customers, which enables us to deliver differentiated customer support. We also offer phone, email and web-based technical and business support twenty four hours a day and seven days a week, as well as remote monitoring and upgrade deployment services. We continuously improve our support processes, which leads to faster response and issue resolution times. Our high-quality customer service has contributed to our approximately 95% customer retention rate in a market where it is estimated that 35% of providers who have adopted EHR technology are considering replacing it.

•	Trusted Brand. We have a trusted and recognized brand with our customers and within our industry. As ambulatory providers compare available EHR solutions across multiple vendors, our recognized brand and reputation for differentiated technology, solutions and services position us for success. Our PrimeSUITE solution has received 13 “Best in KLAS” awards since 2004. CCHIT has certified PrimeSUITE as a Complete EHR for 2011/2012 and granted it the highest usability rating of Five Stars. Furthermore, PrimeSUITE has been selected as a solution of choice or option by a substantial majority of RECs with established operations. We believe that word-of-mouth referrals are a significant source of bookings, showing that our customers trust our solutions and services and are willing to recommend us to colleagues. These accolades, combined with our continued involvement in industry initiatives, focus on innovation and high levels of customer service and support, drive increased brand recognition among customers and in our industry.

•	Attractive Business Model. Our broad range of solutions and services and our high customer retention rate provide us with a powerful business model. This model has driven our growth rate over the past five years due to our continued ability to sell our core PrimeSUITE solution to new customers and then build upon its success by providing complementary technology solutions and business services. Our high customer retention leads to a growing percentage of recurring revenue from support services, business services such as revenue cycle management and subscription revenue. Recurring revenue represented 44% of revenue in 2011. The combination of this recurring revenue with our backlog of new business sold provides high revenue visibility. Our integrated EHR/PM solution provides operating leverage by allowing us to focus our research and development solely on innovation as opposed to integration of legacy technologies. Furthermore, our cost structure is also more efficient due to the ease of supporting and upgrading our technology platform. These factors help us drive predictable revenue growth and generate greater operating profit.

•	Experienced Management Team. Our management team has significant experience in our industry and a majority of our executives have worked together for more than 10 years. In the late 1990’s, our team worked with ambulatory providers to develop a vision of the future of the healthcare market, including electronification, increasing consumerism and improved population health. Our team’s vision is now coming to fruition and has driven the design of our innovative suite of solutions and business services and our differentiated technology model. Our operational teams are organized around the key growth areas and we have instilled a culture of innovation and customer service throughout the Company. Furthermore, our management has been and remains heavily involved in the industry organizations that set policy and standards for healthcare information technology. These leadership efforts have built our reputation for consistent focus on developing solutions to meet both the current and future needs of providers in an evolving healthcare system.

Our Strategy

Our objective is to be the most trusted and effective provider of technology solutions and managed business services for ambulatory providers. Our principal strategies to meet our objective are:

•	Increase our Share of the Expanding Market for Ambulatory Technology Solutions. We plan to capitalize on the large and growing ambulatory technology market opportunity by leveraging our targeted and multi-pronged sales strategy. We utilize a combination of direct, indirect and web sales teams in addition to strategic partners to attract new customers and drive penetration of PrimeSUITE. We believe our solutions address the most important clinical, financial and administrative needs of our large and growing customer base, and we are experiencing increasing demand for our solutions. Furthermore, as the ambulatory care market expands, we are offering our solutions to a wider range of customers, including FQHCs and employer and retail health clinics. Our market is underpenetrated and many customers are not satisfied with their current solutions. This dissatisfaction creates substantial opportunity to grow our business by attracting new customers and displacing existing and incumbent competitive products.

•	Generate Greater Revenue per Customer by Expanding Their Use of Our Suite of Solutions and Services. We will continue to cross-sell our integrated product and service offerings to customers already using PrimeSUITE. As our customers successfully implement and utilize PrimeSUITE to improve efficiency and profitability of their practices, they increasingly adopt our complementary technologies and managed business services. These technologies include PrimeEXCHANGE, PrimePATIENT, PrimeDATACLOUD, PrimeMOBILE, PrimeSPEECH and PrimeIMAGE, and managed business services include PrimeRCM and PrimeRESEARCH. These solutions fully integrate with PrimeSUITE to provide additional technology capabilities, further positioning our customers at the forefront of technology innovation. As our customers use more of our solutions and services, we become even more critical to their operating infrastructure, further solidifying our partnership with them and generating increased revenue per customer.

•	Develop Innovative Solutions for the Evolving Needs of Ambulatory Provider Market. We continuously monitor and work with our customers to understand the evolving technology needs of the ambulatory provider market. The insights we gather help drive our development of new and innovative solutions and services. Two recent and notable examples are our PrimeRESEARCH and PrimeDATACLOUD solutions. PrimeRESEARCH helps physicians identify opportunities to participate as investigators in clinical research studies which simultaneously increase revenue and provide access to cutting edge therapies for their patients. PrimeDATACLOUD is a collaborative care portal that securely and cost-effectively empowers population health through the sharing and aggregation of clinical, financial and administrative data across electronic health record systems in different provider settings. In both cases, these products are used in conjunction with PrimeSUITE and are highly complementary to one another. We will continue to work closely with customers to develop solutions that position them to succeed as the ambulatory care market evolves.

•	Expand Margins by Leveraging our Operating Platform. We expect operating margins to increase as we continue to grow revenue by substantially leveraging our existing infrastructure and operations. Our focused technology and business model enables us to efficiently deploy capital and resources in key areas such as sales and marketing and research and development. We have made, and will continue to make, investments in our technology infrastructure and processes, which we believe will allow us to profitably grow our business as we add new customers and solutions.

•	Pursue Targeted Acquisitions. We intend to pursue acquisitions on a targeted basis, seeking out complementary and innovative technologies and services that augment and differentiate our current solutions.

Our Products and Services

Our technology solutions and services are fully integrated into PrimeSUITE to address the needs of providers in all ambulatory settings: independent physicians, group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic health centers, FQHCs, CHCs, ACCs, ACOs, and IDNs to better serve patients and communities, more efficiently manage their practice and increase profitability.

PrimeSUITE. At the core of our solution is PrimeSUITE, which is a single integrated application with electronic health record, practice management and interoperability functionality. PrimeSUITE is comprised of EHR functionality including a patient chart, e-prescribing, clinical decision support, orders management, as well as practice management functionality with accounts receivable, registration, scheduling and reporting. PrimeSUITE is a web-based application used by organizations such as health systems (integrated delivery networks) seeking integrated care coordination and data sharing on an enterprise level, as well as management service organizations, billing services and ambulatory surgery centers that need autonomy and separation among practices, while managing operations from a centralized location. Other groups, such as independent physician associations, may also use this application to provide services, such as enterprise fee schedule updates, practice analysis, security configuration, master-file maintenance, broadcast reporting, clinical data sharing, and auditing. Our fully integrated set of ambulatory care technology solutions which build upon PrimeSUITE include the following:

•	PrimeEXCHANGE. Greenway’s interoperability engine facilitates secure data exchange between physician practices and the entire healthcare and stakeholder community. Supported transactions include patient demographics, patient insurance, charges, lab results, microbiology reports, prescriptions, clinical summaries, transcriptions and radiology reports.

•	PrimePATIENT. Greenway’s secure patient web portal enhances the patient-provider relationship through self-service clinical, financial and administrative online options in place of office visits or phone calls, leading to improved office efficiencies and what we believe are more satisfied patients. Capabilities include appointment requests, on-line bill payment, on-line registration, prescription refills, secure messaging with care providers, clinical summary access and patient health record integration.

•	PrimeDATACLOUD. A collaborative care portal that empowers the aggregation of clinical, financial and administrative data across both related and disparate entities and electronic health record systems. This secure aggregation of data allows communities to manage population health, access longitudinal health records and report on quality outcomes.

•	PrimeMOBILE. Provides the information providers need most at their convenience. Providers can access schedule and patient data or capture charges using an iPhone®, iPad®, AndroidTM or MS Mobile phone.

•	PrimeSPEECH. Provides embedded speech understanding and generating discrete data in real time replacing traditional voice recognition and transcription services while improving accuracy and efficiency.

•	PrimeIMAGE. Provides digital imagery and data capture within the patient’s chart. Compatible with ultrasound, endoscopies, laparoscopy, CT, MRI, NM, microscopy and surgical imagery to further streamline diagnostics and care coordination.

We also provide certain ancillary services such as an electronic data interchange (“EDI”) which includes electronic claims processing, statement processing, eligibility verification, and database access fees. These services are delivered through our technology solutions and through various third-parties.

We augment our innovative technology solutions with the following managed business services for ambulatory providers:

•	PrimeRESEARCH. An EHR-enabled service that allows our customers to deliver the most advanced medicine possible and provides our customers with access to a vast network of clinical trials (Phase II, III, IV, post-market and observation), registries, pharmaceutical research, remote monitoring services, benchmarking services, EDC integration, and clinical trial management software.

•	PrimeRCM. A clinically-driven revenue cycle service that includes accounts receivable management, patient and insurance follow up, and financial performance benchmarking. PrimeRCM is driven to provide expertise and service to navigate our customers through the emerging changes in reimbursement models, quality care initiatives, and accountable care.

In addition to our technology solutions and managed business services, we provide certain professional services to our customers. Our client services team consists of well-trained and qualified members experienced in RN, LVN, practice management, certified coding, consulting, HIPAA compliance, project management and PMI certification. These individuals work together along with dedicated members of our customers’ organizations to ensure the success of the implementation of their PrimeSUITE solution infrastructure.

Our comprehensive technology solutions, managed business services and professional services competitively support improved patient care and efficiency for ambulatory providers.

Our Customers

Our customers include independent physician practices, multi-specialty group practices, hospital-affiliated and hospital-owned clinics and practices, retail clinics, employer clinics, university and academic health centers, FQHCs, CHCs, IDNs, ACCs, and ACOs.

We derive our revenue primarily from sales of our PrimeSUITE software, related hardware and professional services to providers in ambulatory settings. While a sizable number of our software sales are made as perpetual licenses to our customers, our software is easily deployable as a subscription service and many of our applications are currently marketed in that manner. We also derive substantial revenue from our software related services platform, which we believe is more robust than typical software maintenance, and significant revenue from transaction processing services. These robust offerings yield a customer retention rate of approximately 95%. We have no significant customer concentration and no individual customer accounts for more than five percent of our revenue.

Sales and Marketing

We employ experienced and well-trained sales executives with extensive industry expertise. We primarily sell to our customers through our direct sales force. As of June 30, 2011, we employed approximately 120 sales and marketing employees. Given the experience of our sales team and the constant sharing of market data, competitive intelligence and other relevant information from around the industry, we believe our sales force provides us with a significant competitive advantage. Our sales force promotes and sells our services to new customers and expands the services we provide to our existing customer base. Our marketing efforts focus on creating a strong brand identity for Greenway through industry leadership, trade shows, web strategies, print media, social media and development of industry-related seminars.

To assist in our commitment to provide exemplary healthcare information technology services to our customers we work closely with several companies in our industry. Together, we deliver the solutions and integrate the tools our customers need to ensure data travels seamlessly throughout their healthcare community. These strategic alliances include relationships with industry leading companies such as Tech Data, CDW, Hewlett-Packard, Microsoft, Dell, and Take Care Health Systems. In addition, we have recently finalized the terms of a Software

License and Services Agreement with Walgreens, pursuant to which we granted Walgreens a perpetual, non-exclusive license to utilize our EHR technology in its stores. We believe our relationship with Walgreens presents a tremendous opportunity to expand into a market we have not traditionally served, and to partner with one of the leading companies in the industry. We also have entered into an agreement with McGraw-Hill Higher Education forming McGraw Hill’s Integrated Electronic Health Records: An Online Course and Worktext for Greenway Medical Technologies PrimeSUITE. This product is a comprehensive learning resource offered through McGraw Hill’s Connect Plus. Users will utilize PrimeSUITE in conjunction with patient data and the corresponding workbook to gain a better understanding of health information management, practice management, and EHRs. The alliance with McGraw-Hill and academic institutions throughout the nation are part of Greenway’s effort to aid in the creation of a national healthcare information technology workforce.

We pride ourselves on consistent industry leadership. Since our inception, our executives have filled leadership roles within industry trade groups and have supported public policy initiatives affecting the advancement and innovations of healthcare information technology. Highlights of these numerous executive positions include those within the national HIMSS Electronic Health Record Association (“EHR Association”), Health Information Management Systems Society (“HIMSS”), the CCHIT, Clinical Data Interchange Standards Consortium (“CDISC”), National Quality Forum (“NQF”) and the Integrating the Healthcare Enterprise (“IHE-USA”) Board of Directors. Additionally, since 2005, members of our leadership team have formally testified before Congress and the administration on numerous occasions and advised several presidential campaigns on healthcare information technology initiatives. This work has contributed to the advancement of critical industry initiatives such as the guidelines for EHR “meaningful use” and accountable care organizations. We believe that our involvement and contributions to these industry initiatives allow us to have relevant and important input in how technology will continue to impact healthcare in the future and is therefore critical to our product development efforts.

Customer Support

Our Customer Support offering is the center piece of our value proposition which enables us to deliver differentiated support through our highly scalable platform. We strive to optimize our customers’ experience through our people and our innovative services, which we believe leads to a successful long-term partnership. We employ physicians and other certified healthcare and technology professionals are involved in the design, development, deployment and support of all of our services. This partnership of clinical and technical professionals and our innovative Greenway Service Manager technology enables us to offer industry leading service in a timely and efficient manner. Our customer support team currently has 63 employees who support our customers through phone, email, and web-based interactions 24 hours a day, seven days a week.

Technology and Development

Our innovation platform utilizes the latest mobile, web and cloud computing technologies, including Microsoft .NET, Microsoft Azure, Force.com and Apple iOS. This platform ensures data flows seamlessly from mobile and remote environments to the integrated EHR/PM and to various health information exchanges. This innovation integrates all clinical, financial and administrative data to promote information sharing and ensure quick user adoption through simple, intuitive and tools that optimize daily processes.

Greenway has developed solutions using sophisticated tools and technology platform. This approach permits remote access, reduces support costs and ensures cross-platform, multi-location and organizational compatibility.

Throughout our history, we have invested to stay at the forefront of technological trends and changes. We have made the transition to a cloud platform which we believe will provide the access, security and scalability needed for the future of ambulatory healthcare delivery and positions our Company and our customers well for the future.

Competition

The ambulatory EHR market is fragmented, with no single entrant having more than a 13% market share, according to the CapSite 2010 report. Our primary competitors in EHR and PM include Allscripts, athenahealth, Cerner, eClinicalWorks, Epic, GE, Quality Systems, and Vitera Healthcare Solutions . Companies compete on factors including price, delivery of new technology, service, quality of implementation and training, on-time implementation, quality of support provided, product response time, ease of use, enhanced workflow, whether the product works as promoted, and whether the product supports integration goals.

We believe we excel in customer service. Given the referral-based nature of the healthcare industry, we believe our long term commitment to our customers has enabled us to build a strong reputation around integrity, trust, and innovation.

Intellectual Property

Our success and ability to compete in our industry depend in part on our ability to establish, protect and enforce our intellectual property rights. We rely on a combination of patent, copyright, trademark, trade secret and other related laws and confidentiality policies and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights. We are the owner of 11 registered United States trademarks/service marks. We also have 4 pending United States trademarks or service marks. Our intellectual property portfolio includes various unregistered copyrights and Internet domain names. We currently own two issued United States patents and we have 17 filed patent applications in various stages of examination.

Government Regulation

As a participant in the healthcare industry, our operations and relationships with our customers and other medical professionals are subject to a variety of government regulations. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance and to alter one or more of our practices. We devote significant efforts to establish and maintain compliance with all regulatory requirements that we believe are applicable to our business and the services we offer. Specifically, but without limitation, the following laws and regulations may affect our operations and contractual relationships:

The HITECH Act

As discussed above, the HITECH Act provides funds to incentive providers to adopt EHR systems, which are to be allocated mostly between 2011 and 2015 to aid the development of an information technology (“IT”) infrastructure for healthcare and to assist providers and other entities in adopting and using healthcare information technology. CMS establishes and oversees the criteria that healthcare providers must meet to receive HITECH Act stimulus funding, while the Office of the National Coordinator for Health Information Technology (“ONC”) establishes and oversees the functionality that EHR systems must meet.

In order for our customers to qualify for funding under the HITECH Act, our technology must meet various requirements for product certification under the regulations, and must enable our customers to achieve “meaningful use,” as such term is defined under CMS regulations. CMS regulations provide for a phased approach to implementation of the “meaningful use” standards. CMS has defined Stage 1 which focuses on electronically capturing health information in a coded format, implementing decision support, sharing information with patients, testing the ability to change information, and initiating the reporting of clinical quality measurement to CMS. Stage 2 criteria, to take effect in 2014, would require more robust exchange of information and other high value use of EHRs. Stage 3 criteria, to take effect in 2015, would require physicians to demonstrate the use of EHR technology in ways that are reserved for future rulemaking based upon the experiences with Stage 1. Also, an interim final rule has been implemented by the ONC, to adopt an initial set of standards, implementation specifications, and certification criteria to enhance the use of health information technology and support its “meaningful use.” For providers to receive “meaningful use” incentive funds, EHRs must be certified per regulations put forth by the ONC. Currently, ONC recognizes a variety of Authorized Testing and Certification Bodies (“ATCBs”) eligible to test for and designate that EHRs are certified for “meaningful use” quality reporting. These ONC-ATCBs are the only organizations which can designate that an EHR is certified for “meaningful use” incentive capture. Greenway’s PrimeSUITE 2011 is an ONC-ATCB Complete EHR and is 2011/2012 compliant as certified by CCHIT, an ONC-ATCB. As such, PrimeSUITE supports the Stage 1 “meaningful use” measures required to qualify eligible professionals and hospitals for funding under the ARRA.

Privacy and Security Laws

HIPAA. The Health Insurance Portability and Accountability Act of 1996, as amended (including by the HITECH Act), including the regulations issued and effective thereunder, which we collectively refer to as HIPAA, contains substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. HIPAA applies to covered entities, such as certain healthcare providers and health plans, as well as business associates that perform functions on behalf of or provide services to covered entities.

As a result of our dealings with clients and others in the medical industry which may be considered covered entities under or otherwise subject to the requirements of HIPAA, we are, in some circumstances, considered a business associate under HIPAA. As a business associate, we are subject to the HIPAA requirements relating to the privacy and security of protected health information. Among other things, HIPAA requires business associates to (i) maintain physical and technical and administrative safeguards to prevent protected health information from misuse, (ii) report security incidents and other inappropriate uses or disclosures of the information, including to individuals and governmental authorities, and (iii) assist covered entities from which we obtain health information with certain of their duties under HIPAA. We have policies and safeguards in place intended to protect health information as required by HIPAA and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and responding to any security incidents.

On July 14, 2010, the Department of Health and Human Services published a set of proposed regulations designed to modify and add provisions to HIPAA to reflect the requirements of the HITECH Act. If finalized, these proposed HITECH Act regulations could expand the applicability of HIPAA to our business. For example, the proposed HITECH Act regulations would, among other things:

•	Expand the circumstances we could be considered a business associate subject to HIPAA (for example, regional health information organizations and health information exchanges that process or transmit data on behalf of covered entities are business associates if they require routine access to protected health information);

•	Require us to comply directly with many of HIPAA’s privacy requirements for which currently we are only obligated to comply contractually via our agreements with covered entities and other business associates; and

•	Require us to implement additional provisions in our agreements with our subcontractors.

We are monitoring these proposed changes to HIPAA with the goal of effecting compliance when and if any new regulations go into effect. Further, certain HITECH Act requirements are already in effect such as (1) the imposition of new civil and criminal penalties for violating privacy and security requirements on business associates that were only once imposed on covered entities and (2) breach notification procedures.

Other Laws. In addition to HIPAA, most states have enacted confidentiality laws that protect against the unauthorized disclosure of confidential health information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them even though they may be subject to different interpretations by various courts and other governmental authorities. In addition, numerous other state and federal laws govern the collection, dissemination, use, accesses to, confidentiality and retention of health information.

False or Fraudulent Claim Laws

There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with the submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment, for example, by systematic over treatment or duplicate billing of the same services to collect increased or duplicate payments.

In particular, the federal False Claims Act, or the FCA, prohibits a person from knowingly presenting or causing to be presented a false or fraudulent claim for payment or approval by an officer, employee or agent of the United States. In addition, the FCA prohibits a person from knowingly making, using, or causing to be made or used a false record or statement material to such a claim. The FCA’s “reverse false claim” provision also creates liability for persons who knowingly and improperly conceal the retention of an overpayment of government money. Violations of the FCA may result in treble damages, significant monetary penalties, and other collateral consequences including, potentially, exclusion from participation in federally funded healthcare programs. The scope and implications of the recent amendments to the FCA pursuant to the Fraud Enforcement and Recovery Act of 2009, or FERA, have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact our business. Pursuant to the healthcare reform legislation enacted in March 2010, a claim that includes items or services resulting from a violation of the federal anti-kickback law constitutes a false or fraudulent claim for purposes of the FCA. The scope and implications of the FERA amendments have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact our business.

In addition, under the Civil Monetary Penalty Act of 1981, the HHS Office of Inspector General has the authority to impose administrative penalties and assessments against any person, including an organization or other entity, who, among other things, knowingly presents, or causes to be presented, to a state or federal government employee or agent certain false or otherwise improper claims.

Anti-Kickback Laws

There are numerous federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. The federal healthcare anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Courts have interpreted the law to provide that a financial arrangement may violate this law if any one of the purposes of an arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. There are several limited exclusions known as safe harbors that may protect some arrangements from enforcement penalties. Penalties for federal anti-kickback violations can be severe, and include imprisonment, criminal fines, civil money penalties with triple damages and exclusion from participation in federal healthcare programs. Many states have similar anti-kickback laws, some of which are not limited to items or services for which payment is made by a federal healthcare program.

Stark Law and Similar State Laws

The Ethics in Patient Referrals Act, also known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited from referring patients for certain designated health services reimbursed under federally funded programs to entities with which they or their immediate family members have a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties and/or exclusion from the Medicare and Medicaid programs. Furthermore, reimbursement claims for care rendered under forbidden referrals may be deemed false or fraudulent, resulting in liability under other fraud and abuse laws. Laws in many states (which can vary widely) similarly forbid billing based on referrals between individuals and/or entities that have various financial, ownership, or other business relationships.

Healthcare Reform Law

The PPACA and related measures call for increased scrutiny of, and may impose requirements on, physicians and insurance companies, and their third-party contractors. While we do not directly provide healthcare to patients, these reforms may indirectly affect our business. The PPACA expands false claim laws, amends key provisions of other anti-fraud and abuse statutes, provides the government with new enforcement tools and funding for enforcement, and enhances both criminal and administrative penalties for noncompliance.

Electronic Prescribing

States have differing prescription format and signature requirements, and many existing laws and regulations, when enacted, did not anticipate the methods of e-commerce now being developed. However, federal and state laws now allow the use of electronic prescriptions. On November 7, 2005, HHS published its final E-Prescribing and the Prescription Drug Program regulations, referred to herein as the E-Prescribing Regulations. These regulations are required by the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“MMA”) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA standards discussed previously, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Aspects of our services are affected by such regulation, as our clients need to comply with these requirements.

Anti-Tampering Laws

For certain prescriptions that cannot or may not be transmitted electronically from physician to pharmacy, both federal and state laws require that the written forms used exhibit anti-tampering features. For example, the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007 has since April 2008 required that most prescriptions covered by Medicaid must demonstrate security features that prevent copying, erasing, or counterfeiting of the written form. Because our clients will, on occasion, need to use printed forms, we must take these laws into consideration for purposes of the prescription functions of our solutions.

United States Food and Drug Administration

The U.S. Food and Drug Administration (“FDA”) has promulgated a draft policy for the regulation of software products as medical devices and a proposed rule for reclassification of medical device data systems under the federal Food, Drug and Cosmetic Act, as amended (“FDCA”). The FDA has taken the position that health information technology software is a medical device under the FDCA, and we anticipate the FDA’s increased attempt to become involved in regulation of our industry. If our software functionality is considered a medical device under the FDCA, we could be subject to the FDA requirements discussed below.

Medical devices are subject to extensive regulation by the FDA under the FDCA. Under the FDCA, medical devices include any instrument, apparatus, machine, contrivance, or other similar or related article that is intended for use in the diagnosis of disease or other conditions or in the cure, mitigation, treatment, or prevention of disease. FDA regulations govern, among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export. FDA requirements with respect to devices that are determined to pose lesser risk to the public include:

•	establishment registration and device listing with the FDA;

•	the Quality System Regulation (“QSR ” ) , which requires manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and FDA prohibitions against the advertising and promotion of products for uncleared, unapproved off-label uses and other requirements related to advertising and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA any field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Non-compliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us from entering into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement, or refund of the cost of any device.

Corporate Practice of Medicine Laws, Fee-Splitting Laws, and Anti-Assignment Laws

In many states, there are laws that prohibit non-licensed practitioners from practicing medicine, prevent corporations from being licensed as practitioners, and prohibit licensed medical practitioners from practicing medicine in partnership with non-physicians, such as business corporations. In some states, these prohibitions take the form of laws or regulations forbidding the splitting of physician fees with non-physicians or others. In some cases, these laws have been interpreted to prevent business service providers from charging their physician clients on the basis of a percentage of collections or charges. There are also federal and state laws that forbid or limit assignment of claims for reimbursement from government-funded programs. Some of these laws limit the manner in which business service companies may handle payments for such claims and prevent such companies from charging their physician clients on the basis of a percentage of collections or charges. The Medicare and Medicaid programs impose specific requirements on billing agents who receive payments on behalf of medical care providers.

Employees

As of September 30, 2011, we had approximately 530 full-time employees with approximately 400 of those based at our Carrollton, Georgia headquarters. We also utilize approximately 130 independent contractors. None of our employees are represented by a union or party to collective bargaining agreements. We believe our relationship with our employees is positive, which is a key component of our operating strategy.

Facilities

We lease our corporate headquarters of approximately 15,000 square feet, located at 121 Greenway Boulevard, Carrollton, Georgia 30117. We also lease several other properties, located in and around Carrollton for other business operations, such as research and development, client services, and network operations. In addition, we are in the initial stages of building new facilities to accommodate the growth of our business, consisting of a total of approximately 60,000 square feet, on several commercial lots we own that are located adjacent to our current corporate headquarters.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any material litigation.

Corporate Information

We were incorporated in Georgia in August 1998. Immediately prior to the closing of this offering, we will become a Delaware corporation by way of a merger with and into our wholly-owned Delaware subsidiary, Greenway Medical Technologies, Inc. (the “Subsidiary”), with the S ubsidiary remaining as the surviving corporation with the name Greenway Medical Technologies, Inc. following the merger.

In accordance with the Delaware General Corporation Law, the Delaware corporation will succeed to all assets and liabilities of the Georgia corporation upon consummation of the merger, including obligations under the Company’s benefit plans and contracts. Further, all outstanding warrants of the Georgia corporation will be become warrants to purchase common stock of the Delaware corporation.

In connection with the Reincorporation merger , all outstanding shares of Series A and Series B Convertible Preferred Stock will be converted into shares of common stock. Each share of Series A Preferred Stock will convert into 1.263 shares of the Company’s common stock, while each share of Series B Preferred Stock will convert into one share of the Company’s common stock. Please see Note 8 to the Company’s Financial Statements included elsewhere in this prospectus for a detailed summary of the terms and conditions of the preferred stock. Upon the closing of this offering, we will no longer have any preferred stock outstanding.

We have offices located at 121 Greenway Boulevard, Carrollton, Georgia 30117 and our telephone number at this location is (770) 836-3100. Our website address is www.greenwaymedical.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MANAGEMENT AND BOARD OF DIRECTORS

Our Executive Officers and Directors

The following table and descriptions set forth certain information concerning our executive officers and directors as of January 17 , 20 12 :

Name	Age	Position
W. Thomas Green, Jr.	67	Chairman of the Board
Wyche T. “Tee” Green, III	39	President, Chief Executive Officer and Director
Gregory H. Schulenburg	46	Executive Vice President and Chief Operating Officer
James A. “Al” Cochran	64	Chief Financial Officer
William G. Esslinger, Jr.	41	Vice President, General Counsel and Secretary
Noah Walley	48	Director
Thomas T. Richards	71	Director
Walter Turek	59	Director
D. Neal Morrison	50	Director
Robert Z. Hensley	54	Director

W. Thomas Green, Jr. is the founder of the Company and has served as its Chairman since the Company’s inception in 1998. From 1998 until 2010, he also served as our Chief Executive Officer. From 2006 to 2010, Mr. Green was a director of the First National Bank of Georgia and WGNB Corporation in Carrollton, Georgia. Mr. Green is the father of Wyche T. “Tee” Green, III, the Company’s current President and Chief Executive Officer. Mr. Green is the past Chairman of the Tanner Medical Foundation. Mr. Green also formerly served as a board member and executive committee member of the State University of West Georgia Foundation. Mr. Green received a bachelor’s degree in business administration from the University of Georgia.

We believe Mr. Green’s qualifications to serve on our Board of Directors include, as the Company’s founder, his intricate knowledge of the Company and his visionary direction.

Wyche T. “Tee” Green, III has served as the Company’s President since 2000, as Chief Executive Officer since 2010, and has been a Director of the Company since 1999. Mr. Green is responsible for leading the Company’s strategic direction while managing day-to-day operations. Mr. Green first joined the Company in September 1999 as Vice-President of Sales and Marketing, working in that capacity one year before being promoted to President. From 2003 until May 2011, Mr. Green was a member of the board of directors of First Georgia Banking Company. Mr. Green is the son of W. Thomas Green Jr. and, through marriage, a first cousin of William G. Esslinger, Jr., the Company’s Vice President, General Counsel and Secretary. Mr. Green also serves on the Auburn University Research Council Board. Mr. Green received a bachelor’s degree in business administration management from Auburn University.

We believe Mr. Green’s qualifications to serve on our Board of Directors include his exemplary leadership skills, his knowledge of the Company and our industry, and his ability to bring management’s perspective to the Board.

Gregory H. Schulenburg has been our Executive Vice President and Chief Operating Officer since May 2004. Mr. Schulenburg oversees and manages the day-to-day operations of the Company. From joining the Company in March 1999 until May 2004, he served as Vice President of Research and Development, managing software development for the Company. Mr. Schulenburg received a bachelor’s degree in economics from the University of Georgia.

James A. “Al” Cochran joined the Company as Chief Financial Officer in November 2009 and oversees the Company’s financial reporting, accounting and internal control, and strategic planning. From February 2009 to October 2009, Mr. Cochran was pursuing personal interests. From October 2007 until its sale in January 2009, Mr. Cochran served as Senior Vice President, Corporate Strategy and Investor Relations of TurboChef Technologies, Inc. (“TurboChef”), a manufacturer of speed-cook commercial and residential ovens. In October 2003 Mr. Cochran joined TurboChef as Senior Vice President and Chief Financial Officer and served in that capacity until October 2007. In 2004 TurboChef issued restatements for fiscal years 2002 and 2003 to defer previously recognized revenue and for the first two quarters of 2004 to reflect the effect of the 2002 and 2003 restatements. In 2007, TurboChef restated its 2004 and 2005 financial statements, 2002 to 2003 selected financial data, and interim 2005 and 2006 financials to record non-cash stock-based compensation expense related to equity awards granted from 1994 through 2006. After an informal inquiry into the stock-based compensation matter, the staff of the SEC did not recommend any enforcement action. From its formation in August 2000 until its acquisition by the Eastman Kodak Company in October 2003, Mr. Cochran served as Chief Financial Officer of PracticeWorks, Inc., then a publicly-traded software company specializing in dental practice management. Mr. Cochran is a Certified Public Accountant and was a partner of the accounting firm BDO Seidman, LLP for five years. Mr. Cochran received a B.B.A. in Accounting and an M.B.A. in Corporate Finance from Georgia State University.

William G. Esslinger, Jr. has been our General Counsel (or Chief Legal Officer) since April 2000, our Vice President since July 2000, and Secretary since June 2004. Mr. Esslinger oversees all ongoing activities related to policies and procedures covering the privacy of and access to patient health information in compliance with federal and state laws, including HIPAA. By marriage, Mr. Esslinger is a first cousin of Wyche T. Green, III. Mr. Esslinger is a member of the State Bar of Georgia. Mr. Esslinger is also a member of the American Corporate Counsel Association, and a member of the International Association of Privacy Professionals. Prior to joining Greenway, Mr. Esslinger was in the private practice of law. Mr. Esslinger earned his bachelor’s degree in finance from the State University of West Georgia and his juris doctorate from the Georgia State University College of Law.

Noah Walley has been a Director of the Company since May 2004. Since April 2003, Mr. Walley has served as Head of North American Technology Investing of Investor Growth Capital, Inc., a venture capital firm. Prior to his tenure at Investor Growth Capital, Mr. Walley served as a General Partner with Morgan Stanley Venture Partners and, prior to joining Morgan Stanley, he worked for the venture capital firms of Bachow & Associates and Desai Capital Management, as well as the management consulting firm McKinsey & Company. Mr. Walley began his investment banking career in London for Chase Manhattan Bank and NM Rothschild & Sons, Ltd. Mr. Walley also serves on the board of directors of Tangoe, Inc., a provider of communications lifecycle management software and services to a wide range of enterprises. Mr. Walley holds a J.D. degree from Stanford Law School and as well as M.A. and B.A. degrees from Oxford University.

We believe that Mr. Walley’s qualifications include his experience serving on numerous boards of directors and his experience as a venture capital investor and management consultant which allows him to be a key contributor to our Board of Directors, particularly with respect to addressing our equity financing needs and mergers and acquisitions.

Thomas T. Richards has been a Director of the Company since its formation in 1998. Mr. Richards has also been president and owner of Richards Mortgage Servicing, Inc., a financial service company that owns and services single family mortgages, since 1996. From 1984 until 2010, Mr. Richards was a director of First National Bank of Georgia and WGNB Corporation. Mr. Richards is a board member of Tanner Medical Foundation. Mr. Richards is a graduate of the Georgia Institute of Technology and Harvard Business School.

We believe Mr. Richards’ qualifications to serve on our Board of Directors include his financial expertise and his longstanding knowledge of the Company.

Walter Turek has been a Director of the Company since January 2005. Prior to his retirement in June 2009, Mr. Turek was senior vice president of sales and marketing for Paychex, Inc. (“Paychex”), a national provider of payroll and human resource services. Mr. Turek was named to this position in 2002 and oversaw the company’s sales force of approximately 3,000 people. In addition, Mr. Turek oversaw the company’s international efforts. In addition, prior to his retirement in June 2009, Mr. Turek served as president of Stromberg, a provider of time and attendance solutions, and president of Rapid Payroll, Inc., a California-based payroll software company. Both companies are wholly-owned subsidiaries of Paychex. Mr. Turek serves on the board of directors of BlueTie.com, Mykonos Software and Adventive, all of which are private companies. Mr. Turek holds an associate’s degree in business from Monroe Community College.

We believe Mr. Turek’s qualifications to serve on our Board of Directors include his extensive experience as a senior executive officer of a publicly-traded company and his expertise in sales and marketing.

D. Neal Morrison has been a Director of the Company since October 2006. Since 1996, Mr. Morrison has been a Partner of Pamlico Capital (formerly Wachovia Capital Partners and previously First Union Capital Partners), a private equity firm focused on investments primarily in growth-oriented healthcare, business and technology services and communications companies. Mr. Morrison focuses on making investments in the healthcare industry. Prior to joining First Union Capital Partners, Mr. Morrison served as a director of First Union’s Healthcare Finance Group since 1987. Mr. Morrison was a director of US Radiosurgery LLC from 2003 to 2011, a director of American Renal Holdings, Inc. from 2004 to 2010, a director of A4 Health Systems, Inc. from 1999 to 2005, a director of excelleRx, Inc. from 2003 to 2005 and a director of Acist Medical Systems, Inc. from 2000 to 2001. Mr. Morrison received his undergraduate degree from the University of North Carolina at Chapel Hill in 1984 and his graduate degree from the Babcock Graduate School of Management at Wake Forest University in 1987.

We believe Mr. Morrison’s qualifications to serve on our Board of Directors include his knowledge of the healthcare industry and his experience financing, investing in and advising growth-oriented companies across all sectors of the healthcare industry, including companies in the healthcare information technology sector.

Robert Z. Hensley has been a Director of the Company since October 2011. He is currently a senior advisor to the transaction advisory services group of Alvarez & Marsal, LLC, a global professional services firm. From 2002 to 2003, he was an audit partner in the Nashville office of Ernst & Young LLP, a global professional services firm. From 1990 to 2002, Mr. Hensley served as an audit partner and, from 1997 to 2002, as office managing partner, for the Nashville office of Arthur Andersen LLP, an accounting firm. Mr. Hensley also serves, or has served within the last five years, on the boards of directors of COMSYS IT Partners, Inc., Advocat, Inc., Spheris, Inc., HealthSpring, Inc., Insight Global, Inc. and Capella Healthcare, Inc.

We believe Mr. Hensley’s qualifications to serve on our Board of Directors include his experience serving on numerous boards of directors and his experience as an audit partner.

Our Board of Directors

Currently, there are seven members of our Board of Directors. Pursuant to the Company’s Georgia articles of incorporation and the terms of a second amended and restated voting agreement dated October 30, 2006 (the “Voting Agreement”) by and among the Company and certain specified holders of the Company’s Common Stock, Series A Convertible Preferred Stock, and Series B Convertible Preferred Stock, the following directors were elected at the Company’s annual stockholders meeting held on October 18, 2010: (a) W. Thomas Green, Jr., and Wyche T. Green, III as nominees of the holders of Common Stock (b) Noah Walley, as a nominee of the holders of Series A Convertible Preferred Stock; (c) Neal Morrison as nominee of the holders of Series B Convertible Preferred Stock; and (d) Keith Aspinall, Thomas Richards, and Walter Turek as at-large nominees. Mr. Aspinall resigned as a director of the Company effective May 3, 2011. The Board of Directors appointed Mr. Hensley to the Board effective October 1, 2011. The Company’s Georgia articles of incorporation will no longer be in effect upon the closing of this offering and the effectiveness of the Reincorporation. The Voting Agreement will terminate by its terms upon the closing of this offering. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. W. Thomas Green, Jr., our Chairman of the Board is the father of Wyche T. Green, III, our President and Chief Executive Officer.

O ur Delaware certificate of incorporation and bylaws provide for a staggered, or classified, Board of Directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Richards and Turek , and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors will be Messrs. Green, Jr. and Hensley , and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors will be Messrs. Walley, Morrison, and Green, III , and their terms will expire at the annual meeting of stockholders to be held in 2014.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our Company.

Director Independence

O ur Board of Directors consist s of seven members, a majority of whom are independent under the New York Stock Exchange rules. Pursuant to the corporate governance listing standards of the New York Stock Exchange, a director employed by us cannot be deemed to be an “independent director , ” and each other director will qualify as “independent” only if our Board of Directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our Board of Directors has affirmatively determined that each of Messrs. Walley, Richards, Turek, Morrison, and Hensley is “independent” in accordance with New York Stock Exchange rules.

Board Committees

Our Board of Directors has established an Audit committee, a Compensation Committee, and a Nominations and Governance Committee. Our Board of Directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our Delaware certificate of incorporation and bylaws, which will be our governing documents following consummation of the Reincorporation and the closing of this offering.

Audit Committee

O ur audit committee consist s of Messrs. Hensley, Walley, and Richards , of which Messrs. Hensley and Richards are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. Mr. Walley is independent under New York Stock Exchange rules, but is not independent for Audit Committee purposes as set forth in SEC Rule 10A-3( b)(1). We will rely on the phase-in rules of the SEC with respect to the independence of our audit committee under Rule 10A-3(b)(1). These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Our Board of Directors has determined that each of the members who will serve on the audit committee upon the closing of this offering satisfy the requirements for financial literacy under current SEC and New York Stock Exchange requirements. Our Board has determined that Mr. Hensley is an “audit committee financial expert,” as that term is defined by the SEC. The primary function of the audit committee is to assist the Board of Directors in monitoring (1) the integrity of our financial statements, (2) the qualifications, performance and independence of the independent registered public accounting firm, (3) the performance of the internal auditors, and (4) our compliance with regulatory and legal requirements. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, Grant Thornton LLP. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters. The audit committee has adopt ed a new charter which will be posted on the Investor Relations section of our website upon or prior to the effectiveness of the registration statement of which this prospectus forms a part.

Compensation Committee

O ur compensation committee consist s of Messrs. Walley, Morrison, and Turek, all of whom are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. In addition, Messrs. Walley and Morrison are “outside directors” as defined under Section 162(m) of the Internal Revenue Code. Among other things, the Compensation Committee is required to review, and make recommendations to our Board of Directors regarding, the compensation and benefits of our executive officers. The Compensation Committee also administers the issuance of stock options and other awards under our equity incentive plans and will establish and review policies relating to the compensation and benefits of our employees and consultants. The compensation committee has adopt ed a new charter which will be posted on the Investor Relations section of our website upon or prior to the effectiveness of the registration statement of which this prospectus forms a part.

Nominations and Governance Committee

O ur Nominations and Governance Committee consist s of Messrs. Turek, Richards, and Morrison, all of whom are “independent” as defined under the federal securities laws and the New York Stock Exchange rules. The Nominations and Governance Committee is responsible for, among other things, developing and recommending to our Board of Directors our corporate governance guidelines, identifying individuals qualified to become board members, overseeing the evaluation of the performance of the Board of Directors, selecting the director nominees for the next annual meeting of stockholders, and selecting director candidates to fill any vacancies on our Board of Directors. The Nominations and Governance Committee has adopt ed a new charter which will be posted on the Investor Relations section of our website upon or prior to the effectiveness of the registration statement of which this prospectus forms a part.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the Board of Directors or compensation committee of any other company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

The members of our compensation committee do not have any interlocking relationships as defined under SEC regulations.

Director Qualifications

The Nominations and Governance committee is responsible for identifying qualified individuals to become members of the Board of Directors. We select individuals as director nominees with the goal of creating a balance of knowledge, experience and interest on the Board of Directors. Candidates are evaluated for their character, judgment, business experience and acumen. We believe that, at a minimum, a director candidate must possess personal and professional integrity, sound judgment and forthrightness. A director candidate must also have sufficient time and energy to devote to the affairs of the Company and be free from conflicts of interest with the Company. The following criteria are also considered when reviewing a director candidate:

•	The extent of the director candidate’s educational, business, non-profit or professional acumen and experience;

•	Whether the director candidate assists in achieving a mix of Board members that represents a diversity of background, perspective and experience;

•	Whether the director candidate meets the independence requirements of New York Stock Exchange listing standards; and

•	Whether the director candidate possesses the ability to work as part of a team in an environment of trust.

Specific weights are not assigned to any particular criteria and no particular criterion is necessarily applicable to all prospective director candidates.

Board Leadership Structure

The Board of Directors determines what leadership structure it deems appropriate from time-to-time based on factors such as the experience of the Company’s Board members and executive officers, the current business environment of the Company and other relevant factors. After considering these factors, the Board has determined that the appropriate leadership structure for the Company at this time is a Board of Directors led by a Chairman of the Board (W. Thomas Green, Jr.) and a President and Chief Executive Officer (Wyche T. Green, III) who also serves on the Company’s Board. We believe that this structure provides strength to the Company by giving the Chief

Executive Officer a respected voice on our Board, while at the same time giving leadership of the Board to another individual who, together with the other directors, provides active oversight of management and its implementation of our strategic plans.

Board’s Role in Risk Oversight

The Board of Directors is actively involved in oversight of risks that could affect our Company. This oversight is conducted primarily through committees of the Board of Directors, as disclosed in the descriptions of each of the Board committees, but the full Board has retained responsibility for general oversight of risks. The Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Risk Monitoring

Our compensation committee is responsible for assuring that our compensation structures for our executive officers and other employees do not encourage excessive or otherwise undesirable risk-taking.

Code of Conduct and Ethics

O ur Board of Directors has adopt ed a new written code of business conduct and ethics that will apply to our directors, officers and employees, including our chief executive officer and senior financial officers. Following this offering, a copy of the code of business conduct and ethics will be posted on the Investor Relations section of our website. We intend to disclose future amendments to our code of conduct and ethics, or certain waivers of such provisions, at the same location on our website identified above and also in public filings.

Director Compensation

During the fiscal year ended June 30, 2011, none of our non-employee directors received any cash fees for their services on the Board of Directors, but were entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board of Directors and Board committee meetings. However, our non-employee directors each received an award of 10,000 stock options on October 18, 2010. The compensation for W. Thomas Green, Jr. and Wyche T. Green, III is discussed below under “Executive Compensation.” Mr. Hensley joined the board in October 2011, and, as such, he did not receive any compensation for the 2011 fiscal year. However, the Company has agreed to award Mr. Hensley an interim award of 750 stock options per month beginning in October 1, 2011 and ending upon the closing of this offering. All such options will be granted following the closing of the offering with a vesting schedule to be established by the Compensation Committee at the time of the grant.

Name and principal position	Fees earned or paid	Stock awards	Option awards(1)(2) $	Non-equity incentive plan compensation	Change in pension value and NQDC earnings	All other compensation	Total $
Noah Walley	—	—	26,600	—	—	—	26,600
Thomas T. Richards	—	—	26,600	—	—	—	26,600
Walter Turek	—	—	26,600	—	—	—	26,600
D. Neal Morrison	—	—	26,600	—	—	—	26,600
Keith Aspinall(3)	—	—	26,600	—	—	—	26,600

(1)	The amount represents the aggregate grant date fair value of option awards granted in the fiscal year valued in accordance with FASB ASC Topic 718. This amount does not represent our accounting expense for these awards during the year and does not correspond to the actual cash value recognized by the director when received. Additional information about assumptions used in these calculations is available in Note 8 to the Company’s Financial Statements included elsewhere in this prospectus.

(2)	On October 18, 2010, Messrs. Walley, Richards, Turek, Morrison, and Aspinall received options to purchase 10,000 shares of common stock at an exercise price of $6.92. These options were 25% vested upon the date of the grant, and the remainder vested in equal monthly installments through June 30, 2011, subject to attendance at Board meetings. The aggregate number of option awards outstanding as of June 30, 2011 for each director was as follows: Mr. Walley, 10,000, Mr. Richards, 21,265, Mr. Turek, 100,000, and Mr. Morrison, 10,000.

(3)	Mr. Aspinall resigned as a director of the Company effective May 3, 2011. Mr. Aspinall’s outstanding unvested options were forfeited upon his resignation.

Effective upon the closing of the offering, the compensation package for members of our Board of Directors will include an annual equity grant of stock options with a value of $50,000 (with a vesting schedule to be established by the Compensation Committee at the time of the grant) and an annual cash retainer of $25,000. In addition, our Board members will receive $750 per meeting attended, plus reimbursement of reasonable expenses incurred in attending the meeting. Further, the chairs of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee will receive an annual cash payment of $15,000, $10,000, and $7,500, respectively.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers (“NEOs”), and is intended to place in perspective the data presented in the tables and narrative that follow. Based on applicable securities laws, the following were our NEOs for the 2011fiscal year. For the biographical information of our NEOs, see “Management and Board of Directors.”

•	Wyche T. Green, III, President and Chief Executive Officer

•	James A. Cochran, Chief Financial Officer

•	W. Thomas Green, Jr., Chairman of the Board

•	Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer

•	William G. Esslinger, Jr., Vice President, General Counsel and Secretary

Our Compensation Committee, which currently consists of Mr. Walley (Chair), Mr. Morrison, and Mr. Turek, is responsible for the administration and oversight of our executive compensation program, and administers and oversees all elements of our executive compensation program, including the function and design of our cash bonus incentive plan and equity incentive programs. In connection with our transition to a public company, the Compensation Committee intends to evaluate the need for revisions to our executive compensation program to ensure our program is appropriate for a public company and is competitive with the companies with whom we compete for executive talent. As part of this process, the Compensation Committee will, among other things, consider the competitiveness of the elements of the compensation packages we offer to our executives, as well as their total compensation packages. While neither an independent compensation consultant nor peer group comparisons were used prior to the end of the 2011 fiscal year in determining executive compensation, the Compensation Committee has retained Mercer, as an independent compensation consultant to provide independent advice in this process for the 2012 fiscal year.

Overview

As a private company, hiring and retaining quality employees is a vital component to our innovative approach to the industry and ensures we are able to maintain our desire for growth. We seek to provide a compensation package for executives reasonably sufficient to attract and hold talented, experienced, innovative, and entrepreneurial-minded individuals for our key management positions. We balance offering compensation consistent with the executive marketplace and common sense affordability for a company of our size, revenue, market position and growth opportunities. Management strives to hire and maintain an executive workforce with individuals having the abilities and capacities to manage today as well as carry us through significant growth tomorrow and beyond. We also want to align the interests of our employees with the interests of our stockholders, so we follow a compensation strategy that includes a meaningful equity component for future value. Accordingly, our philosophy is to provide reasonably competitive salaries and potential cash bonuses with growth potential through equity incentives. While executive compensation structures and changes are typically initiated by senior management, our Compensation Committee, as delegated by our Board of Directors, reviews and approves salary, bonus and equity incentive for our NEOs proposals prior to implementation.

As with many private companies, our Compensation Committee, as delegated by our Board of Directors, generally analyzes compensation levels in the context of the experiences and individual knowledge of each Board member. This approach has called for our Board members to use their reasonable business judgment in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent, without strict reliance on third-party survey data, which such data is not generally available in the private company context. We view base salary as a component of compensation designed to reflect the executive’s relative level of responsibilities and value to the organization and as a reflection of market competition for individuals with similar skill sets and experience. We are not tied to a specific ratio of amounts among the three main components of executive compensation, but believe base salary presents the threshold level necessary to compensate and retain qualified individuals before any consideration of the other components of compensation. Bonuses are also considered as no less important to encouraging and rewarding extraordinary performance and results. Finally, we believe an equity component of compensation provides a dual benefit of providing additional incentive opportunities to our executives as well as aligning the interests of executives with those of other stockholders.

Role of Management

O ur Compensation Committee consist s entirely of independent directors. Historically, our management team has made compensation recommendations to the Compensation Committee and the Board of Directors. In addition, our President and Chief Executive Officer has been, and will continue to be, involved in the determination of compensation for our other executive officers because of his daily involvement with our executive team’s efforts. However, he will not participate in discussions of the Compensation Committee where his own compensation is approved. Members of our human resources, finance and legal departments attend Compensation Committee meetings and provide background on materials presented to the Compensation Committee.

Base Salary

In recommending cash compensation levels for executives, senior management considers the qualifications of the executive, the current needs and expected future needs of the Company, the competitive opportunities for individuals with similar executive skill sets and experience and the expected budget. The Compensation Committee considers the salary recommendations of senior management in determining whether to adjust the salary component of overall compensation in light of the overall compensation package and how the balance of the components for an individual matches the Company’s overall compensation philosophy. Based on such analysis, and due to the transition of Wyche T. Green, III to the position of Chief Executive Officer, the Compensation Committee decided to increase his base salary from $270,000 for the 2010 fiscal year to $325,373 for the 2011 fiscal year. The Compensation Committee also increased, for the 2011 fiscal year, the base salary of Mr. Cochran from $225,160 to $247,676, the base salary of Mr. Schulenburg from $194,220 to $223,353, and the base salary of Mr. Esslinger, from $144,000 to $173,254.

Annual Cash Incentives

The Compensation Committee oversees an annual incentive bonus plan for which a cash bonus is paid to certain employees and officers, including the named executive officers. The 2011 Incentive Bonus Plan is designed to provide a financially attractive and equitable component to each named executive officer’s total compensation package, and to reward the participants for significantly contributing to the attainment of the Company’s corporate objectives and to enhance the Company’s presence in the marketplace. Each year, the bonus plan is approved by the Compensation Committee and adopted by the Board of Directors. The 2011 Incentive Bonus Plan contains three primary components: (i) Company sales bookings which constitutes 45% of the overall bonus consideration, (ii) Company revenue which constitutes 25% of the overall bonus consideration, and (iii) Company EBITDA which constitutes 30% of the overall bonus consideration. Together with senior management, at the beginning of the 2011 fiscal year, the Compensation Committee developed targeted levels of the Company’s sales bookings, revenue, and EBITDA. The Compensation Committee and the Board of Directors believe the 2011 targets were appropriately challenging to achieve and yet provided appropriate incentive for performance, in that they required significantly improved financial performance compared to prior years. The target sales bookings amount was $75.0 million, the target revenue amount was $85.0 million and the target EBITDA amount was $8.0 million . Each participant’s target bonus amount was equal to 50% of his or her base salary, except for Mr. Esslinger, whose target bonus was 30% of his base salary. As a threshold matter, no bonuses are paid unless the Company achieves a minimum level of EBITDA (such EBITDA minimum to be calculated after taking into account all bonuses to be paid under the current year’s plan) as set by the Compensation Committee. Assuming such minimum EBITDA level is achieved, upon achievement of at least 90% of the sales bookings target, 45% of the named executive officer’s bonus would be awarded based upon the Company’s percentage achievement of the sales bookings target. In addition, assuming the minimum EBITDA level is achieved, upon the Company’s achievement of at least 90% of the revenue target, 25% of the named executive officer’s bonus would be awarded based upon the Company’s percentage achievement of the revenue target.

Finally, assuming the Company achieves actual revenue of at least 90% of the revenue target, upon at least 85% achievement of the EBITDA target, 30% of the named executive officer’s bonus would be awarded depending on the Company’s percentage achievement of the EBITDA target. The maximum bonus payable to a named executive officer under the 2011 Incentive Bonus Plan is 200% of the target bonus, except for Mr. Esslinger whose maximum bonus amount is at the discretion of the Compensation Committee.

After analyzing the Company’s performance for the 2011 fiscal year, which consisted of $91.4 million of sales bookings, $89.8 million of revenue, and EBITDA of $6.4 million, the Compensation Committee awarded bonus amounts to our named executive officers based on the percentage achievement of the sales bookings and revenue targets. While the Company’s revenue performance exceeded the revenue target, the Company did not meet the EBITDA target and, as such, the EBITDA portion of the bonuses were not awarded. However, the Compensation Committee decided to award additional discretionary bonus amounts to each named executive officer as a supplement to the sales bookings and revenues components of the plan. The award of these discretionary amounts was based on the following factors: (a) the execution and development related to the new strategic relationship with Walgreens; and (b) achievement of the significant operational and organizational milestones in positioning the Company for its initial public offering. The discretionary bonus amounts for Wyche T. Green, III, James A. Cochran, W. Thomas Green, Jr., Gregory H. Schulenburg, and William G. Esslinger, Jr. were $34,516, $26,304, $30,587, $23,721, and $33,500, respectively. Please see “Executive Compensation- Summary Compensation Table” for the total bonus amounts paid to each named executive officer.

Equity Incentives

We view equity incentives as a means for aligning one aspect of executive compensation with stockholders’ interests. In addition, vesting of equity incentives over a continued period of employment can assist in our efforts to retain qualified executive personnel. The amount of an equity award given to an executive officer normally is proposed by senior management to the Compensation Committee for its consideration and approval. While equity incentives are viewed as longer term, forward-looking forms of compensation, the recommendation by senior management to award equity incentives, other than in connection with the hiring of a new executive, generally is based on past performance of the executive, on the needs of the Company to retain that executive and the expected contribution from that executive to the Company’s success going forward. Stock option awards in the 2011 fiscal year were made under and pursuant to the terms and conditions of the Company’s 2004 Stock Plan. See “Equity Incentive Plans” below. During the 2011 fiscal year, we granted stock options to the following named executive officers in the amount set forth next to such officer’s name:

Name	Total number of options granted(1)
Wyche T. Green, III	140,000
W. Thomas Green, Jr.	16,875
Gregory H. Schulenburg	92,508
William G. Esslinger, Jr.	23,200

(1)	The total number of options granted in fiscal year 2011 to Mr. Schulenberg and Mr. Esslinger include a certain amount of options granted to replace options that expired during the fiscal year.

Perquisites

Other payments or benefits in the form of perquisites are not a significant component of executive compensation.

Employment Agreements

We have no employment agreements with any of our executive officers.

Impact of Accounting and Tax Considerations

We maintain awareness of the accounting and tax implications of Sections 162(m) and 409A of the Internal Revenue Code. Section 162(m) limits the Company’s deduction of certain non-performance based compensation paid to executive officers in excess of $1 million per year.

Base salary and bonuses are expensed by the Company when the services are rendered (base bonuses are expensed ratably and incentive bonuses are expensed when attainment of financial or operational goals is determinable).

Equity Incentive Plans

2011 Stock Plan

On November 16, 2011, we adopted, and on December 16, 2011 we received stockholder approval of the Greenway Medical Technologies, Inc. 2011 Stock Plan, which we refer to herein as the Plan. Following our initial public offering we expect that equity awards will occur only under the Plan. No future awards will occur under our current incentive share plan, Greenway Medical Technologies, Inc. 2004 Stock Plan, or the Greenway Medical Technologies 1999 Option Plan, which has expired but still has options outstanding.

Stockholder approval of the Plan enable s us to satisfy New York Stock Exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to herein as the Code. Section 162(m) which generally limits the corporate income tax deduction to $1,000,000 annually for the non performance-based compensation paid to each of the Chief Executive Officer and the three other highest paid executive officers of the Company (other than the Chief Financial Officer).

We do not anticipate that any awards under the Plan will occur before we complete our initial public offering. Although the amount and nature of future awards have not yet been determined, the Plan authorizes discretionary awards in the form of stock options, stock appreciation rights, or SARs, restricted shares or units, or RSUs, unrestricted shares, deferred share units, performance and cash-settled awards, and dividend equivalent rights. Our Board of Directors believes that the Plan will be an important factor in attracting, retaining and motivating employees, consultants, and directors of the Company and its affiliates, collectively referred to herein as eligible persons. Our Board of Directors believes that we need the flexibility, acting primarily through our compensation committee, both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Pursuant to the Plan, we may issue up to 3,000,000 shares of our common stock. The total number of shares available for issuance under the Plan may be adjusted for future stock splits, stock dividends, recapitalizations, and other similar transactions. The shares of our common stock that are subject to any award that expires, or is forfeited, or cancelled, will again be available for subsequent awards. We generally receive no cash consideration for the granting of awards under the Plan. However, if a stock option were to be exercised, we would receive the exercise price for the shares being purchased, unless the exercise occurs pursuant to a cashless alternative that we approve. Shares withheld or tendered to pay all or part of the exercise of an award or in satisfaction of withholding taxes shall be deemed to be issued to the participant or beneficiary. For share-based awards settled in cash, the number of shares settled subject to the award that have a fair market value equal to the cash paid (before a reduction for taxes and rounding down to the newest whole share in the event of fractional shares) shall be deemed to be issued to the participant or beneficiary.

Administration of the Plan will be carried out by our Compensation Committee; provided that our Board may act in lieu of the Compensation Committee at any time. Either our Compensation Committee or our Board of Directors may delegate its authority under the Plan to one or more officers but it may not delegate its authority with respect to making awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term committee means the compensation committee or the Board of Directors or its delegate, if any. With respect to decisions involving an award intended to satisfy the requirements of section 162(m) of the Internal Revenue Code, the committee is to consist solely of two or more directors who are “outside directors” for purposes of that Code section, and with respect to awards to individuals subject to Section 16 of the Exchange Act, the committee is to consist solely of two or more directors who are “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act. The Plan provides that we and our affiliates will indemnify members of the Compensation Committee and their delegates against any claims, liabilities, or costs arising from the good faith performance of their duties under the Plan. The Plan will release these individuals from liability for good faith actions associated with the Plan’s administration.

Subject to the terms of the Plan, the committee has express authority to determine the eligible persons who will receive awards, the number of shares of our common stock to be covered by each award, and the terms and conditions of awards. The committee has broad discretion to prescribe, amend, and rescind rules relating to the Plan and its administration, to interpret and construe the Plan and the terms of all award agreements, and to take all actions necessary or advisable to administer the Plan. Within the limits of the Plan, the committee may accelerate the vesting of any awards, allow the exercise of unvested awards, and may modify, replace, cancel, or renew any awards. In addition, the committee may buy-out, or replace, any award, including (but subject to applicable stockholder approval requirements as set forth in the Plan) a stock option or SAR having an exercise price that is above the current fair market value of the underlying shares.

The committee may grant options that are intended to qualify as incentive stock options, which we refer to as ISOs, only to employees, if any, and may grant all other awards to eligible persons. Stock options granted under the Plan will provide award recipients, or participants, with the right to purchase shares of our common stock at a predetermined exercise price. The committee may grant stock options that are intended to qualify as ISOs or that are not intended to so qualify, which we refer to as Non-ISOs. The Plan also provides that ISO treatment may not be available for stock options that become first exercisable in any calendar year to the extent the value of the shares that are the subject of the stock option exceed $100,000, based upon the fair market value of the shares of our common stock on the option grant date.

A SAR generally permits a participant who receives it to receive, upon exercise, cash and/or shares of our common stock equal in value to the excess of the fair market value, on the date of exercise, of the shares of our common stock with respect to which the SAR is being exercised, over the exercise price of the SAR for such shares. The committee may grant SARs in tandem with options, or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage.

The exercise price of ISOs, Non-ISOs, and SARs may not be less than 100% of the fair market value on the grant date of the shares of our common stock subject to the award, although the exercise price of ISOs may not be less than 110% of the fair market value on the grant date of the underlying shares of our common stock subject to the award for participants who own more than ten percent of our shares of common stock on the grant date. To the extent vested and exercisable in accordance with the agreement granting them, a stock option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service. With respect to stock options, unless otherwise provided in an award agreement, payment of the exercise price may be made in any of the following forms, or combination of them: cash or check in U.S. dollars, certain shares of our common stock, a net exercise or cashless exercise under a program the committee approves.

The term over which participants may exercise stock options and SARs may not exceed ten years from the date of grant; five years in the case of ISOs granted to employees who, at the time of grant, own more than 10% of our outstanding shares of common stock. Under the Plan, no participant may receive stock options and SARs that relate to more than 300,000 of the maximum number of shares of our common stock that are authorized for awards under the Plan as of its effective date.

Under the Plan, the committee may grant restricted stock that is forfeitable until certain vesting requirements are met, may grant RSUs that represent the right to receive shares of our common stock after certain vesting requirements are met or cash under certain circumstances, and may grant unrestricted stock as to which the participant’s interest is immediately vested. For restricted awards, the Plan provides the committee with discretion to determine the terms and conditions under which a participant’s interests in such awards become vested.

The Plan also authorizes awards of deferred share units in order to permit certain directors, officers, consultants, or select members of management to defer their receipt of compensation payable in cash or shares of our common stock, including shares that would otherwise be issued upon the vesting of restricted stock and RSUs. Deferred share units represent a future right to receive shares of our common stock.

The Plan authorizes the committee to grant performance-based awards in the form of performance units that the committee may, or may not, designate as “performance compensation awards” that are intended to be exempt from Internal Revenue Code Section 162(m) limitations. In either case, performance units will vest and/or become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, us, or any affiliate. Performance units will be payable in shares of common stock, cash, or some combination of the two . The committee will decide the length of performance periods, but the periods may not be less than one fiscal year.

With respect to performance compensation awards, the Plan requires that the committee specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Internal Revenue Code Section 162(m). Under the Plan, the possible performance measures for performance compensation awards may include one or more of the following, applied in total or on a per share basis:

•	basic, diluted, or adjusted earnings per share;

•	sales or revenue;

•	earnings before interest, taxes, and other adjustments (in total or on a per share basis);

•	basic or adjusted net income;

•	returns on equity, assets, capital, revenue or similar measure;

•	economic value added;

•	working capital;

•	total stockholder return; and

•	product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, sales of assets of affiliates or business units.

Each performance measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by us, or such other standard applied by the committee and, if so determined by the committee, and in the case of a performance compensation award, to the extent permitted under Internal Revenue Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.

As a condition to the issuance of shares of our common stock pursuant to awards, the Plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares of our common stock.

Finally, the Plan authorizes the awarding of dividend equivalent rights to any eligible person. These rights may be independent of other awards, or attached to awards (other than stock options and SARs), and in all cases represent the participant’s right to collect any dividends that we declare and pay to our stockholders during the term of the dividend equivalent right. Unless an award agreement provides otherwise, dividend equivalent rights will be paid out (i) on the date dividends are paid to our stockholders if the award occurs on a stand-alone basis, and (ii) on the vesting or later settlement (or other designated date) of another award if the dividend equivalent right is granted as part of it.

Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the committee permits lifetime transfers to charitable institutions, certain family members, or related trusts, or as otherwise approved by the committee.

The committee will equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the Plan, but as to which no awards have yet been granted or that have been returned to the Plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares of our common stock, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us. In the event of any such transaction or event, the committee may (and shall if the company is not the surviving entity or the shares are no longer outstanding) provide in substitution for any or all outstanding options under the Plan such alternative consideration, including securities of any surviving entity, as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all options so replaced. In any case, such substitution of securities will not require the consent of any person who is granted options pursuant to the Plan.

In addition, in the event of a change in control, as defined in the Plan, the committee may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of our stockholders or any participant with respect to his or her outstanding awards, except to the extent an award provides otherwise, take one or more of the following actions: (a) accelerate the vesting of awards for any period so that awards shall vest (and, to the extent applicable, become exercisable) as to the shares of our common stock that otherwise would have been unvested and provide for our repurchase rights with respect to shares of our common stock issued pursuant to an award shall lapse as to the shares of our common stock subject to any repurchase right; (b) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards and, if the consideration payable to us or our stockholders in connection with the change in control is all cash, vested options and SARs that have a per share exercise provide greater than fair market value per share immediately prior to the consummation of the change in control may be cancelled for zero consideration; or (c) terminate all or some awards upon the consummation of the transaction, provided that the committee shall provide for vesting of such awards in full as of a date immediately prior to consummation of the change in control. To the extent that an award is not exercised prior to consummation of a transaction in which the Award is not being assumed or substituted, such award shall terminate upon such consummation.

Notwithstanding the above, an award may provide that in the event a participant holding an award assumed or substituted by the successor corporation in a change in control is involuntarily terminated, as defined in the Plan, by the successor corporation in connection with, or within 12 months following consummation of, the change in control, then any assumed or substituted award held by the terminated participant at the time of termination shall accelerate and become fully vested, and exercisable in full in the case of options and SARs, and any repurchase right applicable to any shares of our common stock shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the participant’s termination. Finally, if we dissolve or liquidate, all awards will immediately terminate, subject to the ability of our Board of Directors to exercise any discretion that the Board of Directors may exercise in the case of a change in control.

Our Board of Directors may from time to time, amend, alter, suspend, discontinue, or terminate the Plan; provided that no amendment, suspension, or termination of the Plan shall materially and adversely affect awards already granted unless it relates to an adjustment pursuant to certain transactions that change our capitalization or it is otherwise mutually agreed between the participant and the committee. An amendment will not become effective without the approval of our stockholders if it increases the number of shares of common stock that may be issued under the Plan (other than changes to reflect certain corporate transactions and changes in capitalization as described above). Notwithstanding the foregoing, the committee may amend the Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

1999 Option Plan and 2004 Stock Plan

Certain of our employees and directors hold awards that were made and continue to be outstanding under the Greenway Medical Technologies 1999 Option Plan (the “1999 Plan”) which was originally adopted by our Board of Directors on January 12, 2000, and the Greenway Medical Technologies, Inc. 2004 Stock Plan which was adopted by our Board of Directors on June 15, 2004 (the “2004 Plan,” together the “Prior Plans”). The term of the 1999 Plan has expired but certain employees still hold outstanding awards under the 1999 Plan. All awards granted under the 1999 Plan are fully vested. The 2004 Plan will continue in effect until terminated by our Board of Directors in accordance with its terms; provided, however, that no awards will occur after our initial public offering because the Plan will be the sole source for future equity-based awards.

The 2004 Plan authorizes grants for 2,427,326 shares of our common stock, and as of June 30, 2011, awards with respect to 89,941 shares have been exercised and 44,886 shares were available for future grant. On July 14, 2011, the Board of Directors approved an amendment to the 2004 Plan to increase the number of shares available for issuance to 2,727,326 shares of our common stock. This amendment was approved by shareholders on December 16, 2011 . Awards granted under the 2004 Plan generally consist of stock options which vest 25% after the first year, and the remainder vest in equal monthly installments over a period of 36 months. Terminations of employment for any reason generally result in the forfeiture of all unvested shares.

In the event of a reorganization or change of control event, as such terms are defined in the 2004 Plan, the plan committee shall have the discretion to provide for any or all of the following: (a) cause any or all outstanding options to become vested and immediately exercisable, in whole or in part; (b) cause any restricted stock or restricted stock units to become non-forfeitable, in whole or in part; (c) cancel any option in exchange for a substitute option (d) cancel any restricted stock or restricted stock units in exchange for restricted stock or restricted stock units in respect of the capital stock of any successor corporation; (e) redeem any restricted stock for cash and/or substitute consideration; (f) cancel any restricted stock unit in exchange for cash and/or other substitute consideration; or (g) cancel any option in exchange for cash and/or other substitute consideration.

Our Board of Directors administers the Prior Plans. Such administration involves broad discretion to interpret the Prior Plans and to make all determinations that are necessary or advisable for their administration. Our Board of Directors may amend or terminate the 2004 Plan, subject to any applicable stockholder approval requirements. Outstanding awards under either Prior Plan may also be amended, but such amendments require the consent of any award holder who is adversely affected by the amendment.

Risk Assessment of Compensation Programs

We do not believe that our compensation programs create risks that are reasonably likely to have a material adverse effect on our company. We believe that the combination of different types of compensation as well as the overall amount of compensation, together with our internal controls and oversight by the Compensation Committee and Board of Directors, mitigates potential risks.

Recent Developments

For the 2012 fiscal year, after a review and analysis (including the input of an independent compensation consultant) of the compensation arrangements of the Company’s NEOs as compared to those of similarly situated companies, the Compensation Committee set the 2012 fiscal year base salaries of the NEOs as follows: Mr. Cochran: $248,000, Wyche T. Green, III: $350,000; Wyche T. Green, Jr.: $288,000; Mr. Schulenberg: $265,000; and Mr. Esslinger: $200,000. In addition, the Compensation Committee has adopted an incentive bonus plan for the 2012 fiscal year which is substantially similar to the 2011 Incentive Bonus Plan, except that the targeted levels of Company’s sales bookings, revenue and EBITDA have been adjusted for the 2012 fiscal year to ensure they are appropriately challenging to achieve to provide incentive for performance, and to require significantly improved financial performance compared to the prior year. The Compensation Committee has also added a long-term incentive component to the Compensation package of the NEOs. As such, following the consummation of the offering, NEOs, other than the President and CEO, will receive an annual equity grant of stock options having a value of approximately 130% of base salary. The President and CEO will receive an annual equity grant of stock options of approximately 230% of base salary. The stock options will have vesting schedules to be established by the Compensation Committee at the time of the grant .

Summary Compensation Table

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, our NEOs for all services rendered to us for fiscal year ended June 30, 2011.

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	Option awards ($)(2)(3)	All other compensation ($)	Total ($)
Wyche T. Green, III, President and Chief Executive Officer	2011	325,373	226,469	392,400	—	944,242
James A. Cochran, Chief Financial Officer	2011	247,676	172,587	—	—	420,263
W. Thomas Green, Jr., Chairman	2011	288,000	200,687	44,888	—	533,575
Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer	2011	223,353	155,639	249,248	—	628,240
William G. Esslinger, Jr., Vice President, General Counsel and Secretary	2011	173,254	69,500	43,874	—	286,628

(1)	Please see “Compensation Discussion and Analysis- Annual Cash Incentives” for more information about the Company’s 2011 Incentive Bonus Plan.

(2)	The amount represents the aggregate grant date fair value of option awards granted in the fiscal year valued in accordance with FASB ASC Topic 718. This amount does not represent our accounting expense for these awards during the year and does not correspond to the actual cash value recognized when received. Additional information about assumptions used in these calculations is available in Note 8 to the Company’s Financial Statements included elsewhere in this prospectus.

(3)	On October 18, 2010, the following option awards were made that vest over four years, with 25% vesting in August 2011 and the remainder vesting over three years thereafter in monthly installments: Wyche T. Green, III received options for 15,000 shares; W. Thomas Green, Jr. received options for 16,875 shares; Gregory H. Schulenburg received options for 6,250 shares; and William G. Esslinger, Jr. received options for 2,500 shares. On February 1, 2011, the following option awards were granted that vest over four years, with 25% vesting in February 2012 and the remainder vesting over three years thereafter in monthly installments: Wyche T. Green, III received options for 125,000 shares; Gregory H. Schulenburg received options for 231 shares, 3,000 shares, and 26,426 shares in separate awards; and William G. Esslinger, Jr. receive options for 10,000 shares and 1,067 shares in separate awards. On February 1, 2011, the following option awards were granted that vested fully on the grant date: Gregory H. Schulenburg received options for 851 shares, 25,000 shares, 25,000 shares, and 2,000 shares in separate awards; and William G. Esslinger, Jr. received options for 133 shares and 2,000 shares in separate awards. On May 17, 2011, the following option awards were made that vest over four years, with 25% vesting in May 2012 and the remainder vesting over three years thereafter in monthly installments: Gregory H. Schulenburg received options for 3,750 shares; and William G. Esslinger, Jr. received options for 7,500 shares. The total number of options granted in fiscal year 2011 to Mr. Schulenberg and Mr. Esslinger include a certain amount of options granted to replace options that expired during the fiscal year.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table sets forth information regarding grants of awards made to our NEOs during the fiscal year ended June 30, 2011.

		Estimated possible payouts under non-equity incentive plan awards (1)
Name and principal position	Grant date	Threshold ($)	Target ($)	Maximum ($)		All other option awards: number of securities underlying options (#)		Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
Wyche T. Green, III, President and Chief Executive Officer		91,000	162,500	325,373
	10/18/10					15,000	(2)	6.92	39,900
	2/1/11					125,000	(3)	7.09	352,500

James A. Cochran, Chief Financial Officer		69,349	123,838	247,676

W. Thomas Green, Jr., Chairman		80,640	144,000	288,000
	10/18/10					16,875	(2)	6.92	44,888

Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer		62,539	111,677	223,353
	10/18/10					6,250	(2)	6.92	16,625
	2/1/11					851	(3)	7.09	2,400
	2/1/11					25,000	(4)	7.09	70,500
	2/1/11					25,000	(4)	7.09	70,500
	2/1/11					2,000	(4)	7.09	5,640
	2/1/11					231	(3)	7.09	651
	2/1/11					3,000	(3)	7.09	8,460
	2/1/11					26,426	(3)	7.09	74,521
	5/17/11					3,750	(5)	11.58	10,163

William G. Esslinger, Jr., Vice President, General Counsel and Secretary		40,541	51,976		(5)
	10/18/10					2,500	(1)	6.92	6,650
	2/1/11					133	(3)	7.09	375
	2/1/11					2,000	(3)	7.09	5,640
	2/1/11					10,000	(2)	7.09	28,200
	2/1/11					1,067	(2)	7.09	3,009
	5/17/11					7,500	(4)	11.58	20,325

(1)	Amounts in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our 2011 Incentive Bonus Plan at the time the grants of awards were made. The actual amounts paid to our Named Executive Officers are set forth in the “2011 Summary Compensation Table” above.

(2)	The option vests over four years, with 25% vesting in August 2011 and the remainder vesting over three years thereafter in monthly installments.

(3)	The option vests over four years, with 25% vesting in February 2012 and the remainder vesting over three years thereafter in monthly installments.

(4)	The option vested fully on the grant date.

(5)	The option vests over four years, with 25% vesting in May 2012 and the remainder vesting over three years thereafter in monthly installments.

(6)	Mr. Esslinger’s maximum bonus under the 2011 Incentive Bonus Plan was at the discretion of the Compensation Committee.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards for our NEOs as of June 30, 2011. None of our NEOs exercised any stock options during fiscal year 2011.

	Option awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)	Option expiration date
Wyche T. Green, III, President and Chief Executive Officer	34,044	—		4.75	8/1/2012
	20,000	—		4.75	2/16/2015
	54,700	—		4.75	8/18/2015
	75,701	—		4.75	10/18/2017
	4,184	—		4.75	9/18/2018
	500	—		5.19	9/15/2019
	11,875	18,125	(1)	5.19	11/4/2019
	—	15,000	(2)	6.92	10/18/2020
	—	125,000	(3)	7.09	2/1/2021

James A. Cochran, Chief Financial Officer	54,890	83,779	(1)	5.19	11/4/2019

W. Thomas Green, Jr., Chairman	144,851	—		4.75	8/1/2012
	58,912	—		4.75	8/18/2015
	70,505	—		4.75	10/18/2017
	7,766	—		4.75	9/18/2018
	500	—		5.19	9/15/2019
	13,359	20,391	(1)	5.19	11/4/2019
	—	16,875	(2)	6.92	10/18/2020

Gregory H. Schulenburg, Executive Vice President and Chief Operating Officer	943	—		4.75	7/1/2011
	837	—		4.75	7/1/2012
	15,000	—		4.75	8/1/2012
	775	—		4.75	7/1/2013
	600	—		4.75	7/1/2013
	600	—		4.75	7/1/2013
	600	—		4.75	7/1/2013
	600	—		4.75	7/1/2013
	6,000	—		5.19	9/15/2019
	4,948	7,552	(1)	5.19	11/4/2019
	308	—		6.92	6/30/2020
	—	6,250	(2)	6.92	10/18/2020
	851	—		7.09	2/1/2021
	25,000	—		7.09	2/1/2021

	Option awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)	Option expiration date
	25,000	—		7.09	2/1/2021
	2,000	—		7.09	2/1/2021
	—	231	(3)	7.09	2/1/2021
	—	3,000	(3)	7.09	2/1/2021
	—	26,426	(3)	7.09	2/1/2021
	—	3,750	(4)	11.58	5/17/2011
William G. Esslinger, Jr., Vice President, General Counsel and Secretary	340	—		4.75	7/1/2011
	474	—		4.75	7/1/2012
	15,000	—		4.75	8/1/2012
	516	—		4.75	7/1/2013
	530	—		4.75	7/1/2013
	530	—		4.75	7/1/2013
	1,979	3,021	(1)	5.19	11/4/2019
	20,000	—		6.92	6/30/2020
	—	2,500	(2)	6.92	10/18/2020
	133	—		7.09	2/1/2021
	2,000	—		7.09	2/1/2021
	—	10,000	(3)	7.09	2/1/2021
	—	1,067	(3)	7.09	2/1/2021
	—	7,500	(4)	11.58	5/17/2021

(1)	The option vests over four years, with 25% vesting in November 2010 and the remainder vesting over three years thereafter in monthly installments.

(2)	The option vests over four years, with 25% vesting in August 2011 and the remainder vesting over three years thereafter in monthly installments.

(3)	The option vests over four years, with 25% vesting in February 2012 and the remainder vesting over three years thereafter in monthly installments.

(4)	The option vests over four years, with 25% vesting in May 2012 and the remainder vesting over three years thereafter in monthly installments.

Potential Payments Upon Termination or Change of Control

We do not have any employment or severance agreements with any of our NEOs. Except with respect to the potential vesting of options in connection with a merger or consolidation, none of the NEOs are entitled to receive any payments upon termination of employment or change in control, regardless of the reason thereof. In the event that we are a party to a merger or consolidation, all outstanding options, including those held by the NEOs, shall be subject to the agreement of merger or consolidation. Such agreement shall provide for one or more of the following to occur: (a) outstanding options will continue to exist (if we are the surviving company); (b) outstanding options will be assumed or substituted for an equivalent award by the surviving company or its parent; (c) outstanding options will vest and become fully exercisable; or (d) outstanding options will be cancelled, and option recipients will receive a payment equal to the excess of the fair market value of the shares subject to the options over the options’ exercise price.

Limitations on Liability; Indemnification of Directors and Officers

Our Delaware certificate of incorporation and bylaws , which will be our governing documents following the Reincorporation merger and the closing of the offering, contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our Delaware certificate of incorporation and bylaws provide that we shall indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 17, 2012 , subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of our common stock offered in this offering under this prospectus for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our current directors and current executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on shares of common stock outstanding as of January 17, 2012 , which gives effect to the conversion of all outstanding shares of preferred stock into 8,842, 112 shares of common stock and the issuance of 1,558,437 shares of common stock to those preferred holders who have elected to receive stock in lieu of a cash payment in connection with the Reincorporation merger and the closing of this offering.

The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering including the shares issued to the holders of our preferred stock who elect to receive their cash payment in the form of common stock, assuming no exercise of the underwriters’ option to purchase up to an aggregate of 1,000,000 shares of our common stock.

Unless otherwise indicated, the address of each of the individuals named below is 121 Greenway Boulevard, Carrollton, GA 30117.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)	Percent (%)	Number of Shares Offered(2)	Number (3)	Percent (%)
5% Stockholders
Investor Group L.P.(4)	1,806,195	8.8	—	2,058,892	7.5
Investor Growth Capital Limited(5)	4,214,458	20.5	—	4,804,084	17.5
Pamlico Capital II, L.P.(6)	3,957,514	19.2	—	4,507,929	16.4
Named Executive Officers and Directors
W. Thomas Green, Jr.(7)	2,286,783	10.9	38,862	2,291,976	8.3
Wyche T. Green, III(8)	494,526	2.4	—	494,526	1.8
Gregory H. Schulenburg(9)	112,736	*	—	112,736	*
James A. Cochran(10)	80,890	*	—	80,890	*
William G. Esslinger, Jr.(11)	108,448	*	—	108,448	*
Robert Z. Hensley	—	*	—	—	*
Neal Morrison(12)	3,967,514	19.3	—	4,517,929	16.4
Thomas T. Richards(13)	434,205	2.1	77,167	357,038	1.3
Walter Turek(14)	100,000	*	—	100,000	*
Noah Walley(15)	6,030,654	29.3	—	6,872,977	25.0

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)	Percent (%)	Number of Shares Offered(2)	Number (3)	Percent (%)
All directors and executive officers as a group ( 10 persons)(16)	13,615,757	63.2	116,029	14,936,520	52.6
Other Selling Stockholders
ASM Daniell LLC(17)	17,647	*	9,500	8,147	*
Gilbert A. Barker, Sr.	8,334	*	1,000	7,334	*
Lindsey W. Baskin-Roenigk(18)	14,606	*	4,000	10,606	*
H. Marvin Beasley (19)	22,500	*	12,500	10,000	*
Michael J. Behr, M.D.	8,500	*	3,500	5,000	*
Robert B. Belafsky	10,000	*	9,000	1,000	*
Danny Belyeu(20)	66,666	*	33,334	33,332	*
BFG Investments, LLC(21)	45,648	*	9,130	36,518	*
David L. Booker	35,000	*	10,000	25,000	*
James R. Borders and Sarah R. Borders, as Joint Tenants(22)	139,246	*	33,837	105,409	*
John G. Brittingham	37,500	*	11,250	26,250	*
John Burson(23)	187,750	*	62,499	125,251	*
Belvia Carter	9,600	*	1,000	8,600	*
Norman King Carter, III	12,500	*	6,250	6,250	*
William P. Carter(24)	157,012	*	55,000	102,012	*
Donald W. Casey	8,334	*	8,334	—	*
Frank W. Chapman and Carol D. Chapman, as Joint Tenants(25)	19,566	*	7,000	12,566	*
Iola S. Cole	8,913	*	7,563	1,350	*
Richard T. Culpepper(26)	58,686	*	5,000	53,686	*
Carol Delain Darnell	13,666	*	1,500	12,166	*
Donald L. Boyd Revocable Living Trust Agreement Dated August 4, 2005(27)	49,508	*	7,568	41,939	*
Melody C. Dunn(28)	23,556	*	6,333	17,223	*
John C. Durham (29)	42,106	*	42,106	—	*
Alyce B. Furr(30)	25,254	*	4,000	29,588	*
William M. George, Jr., M.D.(31)	33,553	*	10,000	23,553	*
GIBI II, LLP(32)	30,473	*	1,067	29,406	*
GIBI III(33)	41,903	*	3,798	38,105	*
GIBI IV(34)	25,895	*	1,263	24,632	*
GIBI V(35)	48,125	*	4,844	43,281	*
Morton Goldfarb	12,500	*	2,500	10,000	*
Andrew J. Green(36)	317,475	1.5	5,000	312,475	1.1
Robert L. Green	29,632	*	5,000	24,632	*
Snowe Wilks Green(37)	22,950	*	2,000	20,950	*
James L. Hamby and Janice R. Hamby, as Joint Tenants (38)	10,527	*	1,000	9,527	*
Anne B. Herman and Richard A. Herman(39)	25,001	*	6,250	18,751	*
Charles N. Hubbard	35,539	*	10,000	25,539	*
Frank W. Hulse	37,667	*	37,667	—	*
William C. Irby and Alicia W. Irby, as Joint Tenants(40)	22,509	*	3,500	19,009	*
James C. Robinson Living Trust(41)	10,000	*	10,000	—	*
James R. Garrett Revocable Trust(42)	8,334	*	4,000	4,334	*

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)	Percent (%)	Number of Shares Offered(2)	Number (3)		Percent (%)
JMS Spring, LLC(43)	11,764	*	7,500	4,264		*
Crawford F. Jones	12,500	*	3,500	9,000		*
Ron S. Jordan	15,000	*	15,000	—		*
Mike Kioschos (44)	10,527	*	10,527	—		*
LAH River LLC(45)	17,647	*	9,000	8,647		*
Thomas H. Lamb	22,500	*	1,000	21,500		*
Merritt P. Lane	12,500	*	11,000	1,500		*
J. Reese Lanier(46)	44,903	*	8,653	40,500		*
Tom H. Lanier(47)	12,192	*	1,942	10,250		*
Robert Lee	50,000	*	25,000	25,000		*
William M. Lee	10,084	*	6,334	3,750		*
Joseph E. Levine	20,700	*	5,000	15,700		*
William Thompson Lewis(48)	22,501	*	8,000	14,501		*
Jane J. Lively(49)	85,001	*	10,000	75,001		*
Frankie Lovvorn(50)	31,515	*	2,500	29,015		*
Carole Malloy	12,500	*	6,000	6,500		*
Frederick W. Martin	12,583	*	2,500	10,083	*
Susan K. Martin	14,583	*	7,000	7,583		*
Condor F. McCollum and Diane M. McCollum	20,834	*	5,000	15,834		*
Steve A. McLendon	28,260	*	2,500	25,760		*
C. Allen Murrah(51)	40,105	*	3,000	37,105		*
Oliver W. Owens	25,000	*	2,500	22,500		*
Joe E. Parrish, M.D.(52)	110,416	*	50,000	60,416		*
B. Lynn Phillips	32,500	*	32,500	—		*
L. Richard Plunkett(53)	65,791	*	55,001	10,790		*
James R. Rash(54)	55,307	*	42,807	12,500		*
Cornelia S. Richards(55)	434,205	2.1	77,167	357,038		1.3
Donald E. Richards	11,667	*	3,000	8,667		*
Richard M. Robinson, MD	16,667	*	6,667	10,000		*
Joanna W. Schoerner	10,000	*	5,000	5,000		*
Frank Mack Skinner and Phyllis Skinner(56)	141,177	*	89,800	51,377		*
Howard E. Smith and Louise A. Smith	16,667	*	16,667	—		*
Steve May Family Trust(57)	10,448	*	5,224	5,224		*
Patricia B. Stevenson and Charles Edward Stevenson, Jr., M.D., as Joint Tenants	12,500	*	3,750	8,750		*
Tammy Aucoin Family Trust(58)	12,052	*	6,026	6,026		*
Barbara Tanner(59)	59,514	*	9,014	50,500		*
Denise L. Taylor and Frank J. Taylor, as Joint Tenants (60)	18,773	*	5,439	13,334		*
Lindsay Thomas	16,667	*	4,000	12,667		*
Carol G. Thompson(61)	260,221	1.3	20,000	240,221		*
Susan Tice and Michael S. Tice(62)	10,863	*	494	10,369		*
Frederick W. Tillman	10,000	*	3,000	7,000		*
Richard G. Tisinger, Sr. and Marian W. Tisinger(63)	23,500	*	11,750	11,750		*
Allen Toole and Anita Toole	8,334	*	6,000	2,334		*
Rann H. Tyson (64)	10,527	*	10,527	—		*

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(1)	Percent (%)	Number of Shares Offered(2)	Number (3)	Percent (%)
VisualMED, Inc(65)	50,000	*	50,000	—	*
Kary G. Whitehead	12,500	*	8,500	4,000	*
Martha S. Whitehead	12,500	*	12,500	—	*
Jeannie Williams	15,500	*	7,500	8,000	*
Alan Windom and Toye Windom(66)	15,833	*	15,833	—	*
All other selling stockholders(67)	195,166	*	106,352	88,814	*

*	less than 1%.

(1)	This column lists all shares of common stock beneficially owned, whether or not registered hereunder, including all shares of common stock that can be acquired through warrant or option exercises within 60 days of January 17, 2012 . Beneficial ownership of Series A preferred stock is on a fully diluted-to-common stock basis.

(2)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(3)	Assumes all shares of common stock registered hereunder are sold by the selling stockholders.

(4)	Investor AB, a publicly traded company on the Stockholm Stock Exchange, is the beneficial owner of the shares held by Investor Group L.P. (“IGLP”), but holds no voting or investment control over the shares. Andreas Lukas Karl H|$$|Adunerwadel, Stephan E. H|$$|Adurlimann, Robert De Heus and Anders M. Eckerwall are the directors of Investor Group GmbH, the general partner of IGVC L.P. which is the general partner of IGLP, and may be considered to share voting and dispositive power over the shares held by IGLP. The address of IGLP is Canada Court, Upland Road, St. Peter Port, GY1 3BQ, Guernsey. IGLP is an affiliate of Investor Growth Capital Limited (“IGCL”). Shares beneficially owned after the offering include 252,697 shares IGLP elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(5)	Investor AB, a publicly traded company on the Stockholm Stock Exchange, is the beneficial owner of the shares held by IGCL, but holds no voting or investment control over the shares. Lisa H. Barnett, Nicola C. McGall, Liam O. Jones, Robert De Heus, Anders M. Eckerwall and Maarten Van Der Malen are the directors of IGCL and may be considered to share voting and dispositive power over the shares held by IGCL. The address of IGCL is Canada Court, Upland Road, St. Peter Port, GY1 3BQ, Guernsey. IGCL is an affiliate of IGLP. Shares beneficially owned after the offering include 589,626 shares IGCL elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(6)	Pamlico Capital GP II LLC is the general partner of Pamlico Capital Fund II, L.P. (“Pamlico”) and the managing members of the general partner are Scott B. Perper, L. Watts Hamrick, III and Frederick W. Eubank, II. These individuals may be deemed to have shared voting and investment power over the shares held by Pamlico. The address of Pamlico is 150 North College Street, Suite 2400, Charlotte, NC 28202. Shares beneficially owned after the offering include 550,415 shares Pamlico elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(7)	Shares beneficially owned by Mr. Green include (i) 698,681 shares held by Mr. Green, of which he is selling 13,764 shares, (ii) 268,472 shares held by Elizabeth J. Green, Mr. Green’s spouse, of which she is selling 5,276 shares, (iii) 1,007,762 shares held by the W. T. Green, Jr. Family Limited Partnership, of which 19,822 shares are being sold, (iv) 18,259 shares for which Mr. Green serves as custodian for the benefit of Andrew Green, and (v) 310,276 shares of common stock issuable upon exercise of stock options, of which 308,167 are currently vested and 2,109 will vest within the next 60 days. Shares beneficially owned after the offering include 44,055 shares Mr. Green elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(8)	Shares beneficially owned by Mr. Green include (i) 36,842 shares held by Mr. Green, (ii) 12,500 shares held by Jennifer Green, Mr. Green’s spouse, (iii) 198,764 shares held by the T&J Green Family Partnership LP, and (iv) 246,421 shares of common stock issuable upon exercise of stock options, of which 210,692 are currently vested and 35,729 will vest within the next 60 days.

(9)	Shares beneficially owned by Mr. Schulenburg include (i) 4,268 shares held by Mr. Schulenburg, (ii) 12,500 shares held in an IRA, and (iii) 95,969 shares of common stock issuable upon exercise of stock options, of which 87,155 are currently vested and 8,814 will vest within the next 60 days.

(10)	Shares beneficially owned by Mr. Cochran include 80,890 shares of common stock issuable upon exercise of stock options, of which 75,112 are currently vested and 5,778 will vest within the next 60 days.

(11)	Shares beneficially owned by Mr. Esslinger include (i) 16,667 shares held jointly by Mr. Esslinger and Deborah Esslinger, his spouse, (ii) 616 shares held in Mr. Esslinger’s IRA, (iii) 1,748 shares held in Ms. Esslinger’s IRA, and (iv) 89,417 shares of common stock issuable upon exercise of stock options, of which 86,107 are currently vested and 3,310 will vest within the next 60 days.

(12)	Shares beneficially owned by Mr. Morrison include (i) 10,000 shares of common stock issuable upon exercise of stock options, all of which are currently vested, and (ii) 3,957,514 shares owned by Pamlico. Mr. Morrison is a member of Pamlico Capital GP II, LLC, which is the general partner of, and has a one percent interest in the investments of, Pamlico. Shares beneficially owned after the offering include 550,415 shares Pamlico elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock. Mr. Morrison disclaims beneficial ownership of the shares held by Pamlico.

(13)	Shares beneficially owned by Mr. Richards include (i) 263,326 shares held by Mr. Richards, of which he is selling 52,000 shares, (ii) 42,000 shares held by Cornelia S. Richards, the spouse of Mr. Richards, of which she is selling 21,000 shares, (iii) 8,334 shares held by the Margaret Richards Bass Family Trust (the “Bass Trust”), of which Ms. Richards is trustee, and which is selling 4,167 shares, (iv) 8,334 shares held by the Cornelia Lucas Richards Family Trust (the “Richards Trust”), of which Ms. Richards is trustee, (v) 21,625 shares of common stock issuable to Mr. Richards upon exercise of stock options, all of which are currently vested, and (vi) 90,586 shares of common stock issuable to Mr. Richards upon exercise of warrants. Mr. Richards disclaims beneficial ownership of the shares held by the Bass Trust and the Richards Trust.

(14)	Shares beneficially owned by Mr. Turek include 100,000 shares of common stock issuable upon exercise of stock options, all of which are currently vested.

(15)	Shares beneficially owned by Mr. Walley include (i) 10,000 shares of common stock issuable upon exercise of stock options, all of which are currently vested, (ii) 1,806,195 shares owned by IGLP, and (iii) 4,214,458 shares owned by IGCL. Mr. Walley is a limited partner of IGLP and is head of North American technology investing for an affiliate company of IGLP and IGCL. Shares beneficially owned after the offering include 252,697 shares IGLP elected to receive, and 589,626 shares IGCL elected to receive, in lieu of a cash payment upon the conversion of preferred stock to common stock. Mr. Walley disclaims beneficial ownership of the shares held by IGLP and IGCL.

(16)	Shares beneficially owned include (i) 964,597 shares of common stock issuable upon exercise of stock options, (ii) 90,586 shares of common stock issuable upon exercise of warrants, (iii) 1,806,195 shares owned by IGLP, (iv) 4,214,458 shares owned by IGCL, and (v) 3,957,514 shares owned by Pamlico Capital II, L.P.

(17)	Angie Murray has voting power of ASM Daniell LLC.

(18)	Shares beneficially owned by Lindsey W. Baskin-Roenigk include (i) 12,500 shares held by Ms. Baskin-Roenigk, of which she is selling 4,000 shares, and (ii) 2,106 shares held as tenants-in-common by Ms. Baskin-Roenigk, Lochlan Baskin, and Maitland Thompson. Ms. Baskin-Roenigk is the niece of W. Thomas Green, Jr., the Chairman of the Company.

(19)	H. Marvin Beasley is an affiliate of a registered broker-dealer.

(20)	Shares beneficially owned by Danny Belyeu include (i) 33,333 shares held in Mr. Belyeu’s IRA, of which he is selling 16,667 shares, and (ii) 33,333 shares held by the D. Austin Family Limited Partnership, of which Mr. Belyeu has voting control and which is selling 16,667 shares.

(21)	Robert Braden has voting power of BFG Investments, LLC. 5,587 shares sold by BFG Investments, LLC consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(22)	Shares beneficially owned by James R. Borders and Sarah R. Borders include (i) 10,527 shares held as joint tenants, of which they are selling 1,334 shares, (ii) 52,636 shares held by James Borders, of which he is selling 6,670 shares, (iii) 75,833 held by the Burson-Borders Partnership, Inc., of which James Borders is president and has voting control, and which is selling 25,833 of its shares, and (iv) 250 shares of common stock issuable to James Borders upon exercise of stock options, all of which are currently vested. 6,670 shares sold by Mr. Borders, and 1,334 shares sold jointly, consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(23)	Shares beneficially owned by John Burson include (i) 140,132 shares held by Mr. Burson, of which he is selling 46,710 shares, (ii) 47,368 shares held by the Chattahoochee ENT Defined Benefit Plan, of which Mr. Burson is president and has voting control, and which is selling 15,789 shares, and (iii) 250 shares of common stock issuable to Mr. Burson upon exercise of stock options, all of which are currently vested. 15,789 shares sold by the Chattachoochee ENT Defined Benefit Plan consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(24)	Shares beneficially owned by William P. Carter include (i) 370 shares held by Mr. Carter, (ii) 138,596 shares held in Mr. Carter’s IRA, of which he is selling 55,000 shares, and (iii) 18,045 shares of common stock issuable to Mr. Carter upon exercise of stock options, of which 16,231 are currently vested and 1,814 will vest within the next 60 days. Mr. Carter is employed in web sales by the Company.

(25)	Shares beneficially owned by Frank W. Chapman and Carol D. Chapman include (i) 17,001 shares held as joint tenants, of which they are selling 7,000 shares, and (ii) 2,565 shares of common stock issuable to Ms. Chapman upon exercise of stock options, of which 2,352 are currently vested and 213 will vest within the next 60 days. Ms. Chapman is employed as a receptionist by the Company.

(26)	Shares beneficially owned by Richard T. Culpepper include (i) 50,352 shares held by Mr. Culpepper, of which he is selling 5,000 shares, and (ii) 8,334 shares held by Patty Culpepper, the wife of Mr. Culpepper.

(27)	Donald L. Boyd is the trustee of the Donald L. Boyd Revocable Living Trust Agreement dated August 4, 2005.

(28)	Shares beneficially owned by Melody C. Dunn include 5,283 shares of common stock issuable to Ms. Dunn upon exercise of stock options, of which 4,893 are currently vested and 390 will vest within the next 60 days. Melody C. Dunn is employed in purchasing by the Company.

(29)	42,106 shares sold by John C. Durham consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(30)	Shares beneficially owned after the offering include 8,334 shares Ms. Furr elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(31)	Shares beneficially owned by William M. George, Jr., M.D. include (i) 12,500 shares held by Dr. George, of which he is selling 10,000, and (ii) 21,053 shares held in Dr. George’s IRA.

(32)	L.A. Bowen, Jr. has voting power of GIBI II, LLP.

(33)	L.A. Bowen, Jr. has voting power of GIBI III.

(34)	L.A. Bowen, Jr. has voting power of GIBI IV. 1,263 shares sold by GIBI IV consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(35)	L.A. Bowen, Jr. has voting power of GIBI V. 4,844 shares sold by GIBI V consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(36)	Andrew J. Green is employed as an advisor of economic development and community affairs by the Company. Mr. Green is the son of W. Thomas Green, Jr., the Chairman of the Company, and the brother of Wyche T. Green, III, the President, Chief Executive Officer, and Director of the Company. W. Thomas Green, Jr. also claims beneficial ownership of 18,259 shares, for which he serves as custodian.

(37)	Snowe Wilks Green is the niece of W. Thomas Green, Jr., the Chairman of the Company.

(38)	1,000 shares sold by James and Janice Hamby consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(39)	Shares beneficially owned by Anne B. Herman and Richard A. Herman include (i) 16,668 shares held by Mr. Herman, (ii) 3,976 held in Ms. Herman’s IRA, of which she is selling 2,982 shares, and (iii) 4,357 shares held in Mr. Herman’s IRA, of which he is selling 3,268 shares.

(40)	Shares beneficially owned by William C. Irby and Alicia W. Irby include 842 shares of common stock issuable to William Irby upon exercise of stock options, of which 800 are currently vested and 42 will vest within the next 60 days. William Irby is employed as staff physician by the Company.

(41)	James C. Robinson is the trustee of the James C. Robinson Living Trust.

(42)	James R. Garrett is the trustee of the James R. Garrett Revocable Trust.

(43)	Jeffery Mack Skinner has voting power of JMS Spring, LLC.

(44)	10,527 shares sold by Mike Kioschos consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(45)	Lori A. Higgs has voting control of LAH River LLC.

(46)	Shares beneficially owned by J. Reese Lanier include (i) 43,238 shares held by J. Reese Lanier, of which 8,238 are being sold, and (ii) 1,665 shares held by Hutcheson Ferry Farm, L.P., of which J. Reese Lanier has voting control and which is selling 415 shares. Shares beneficially owned after the offering include 4,250 shares J. Reese Lanier elected to receive in lieu of a cash payment upon the conversion of preferred stock to common stock.

(47)	Shares beneficially owned by Tom H. Lanier include (i) 10,527 shares held by Mr. Lanier, of which 1,527 are being sold, and (ii) 1,665 shares held by Hutcheson Ferry Farm, L.P., of which Mr. Lanier has voting control and which is selling 415 shares. 1,527 shares sold by Mr. Lanier consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(48)	Shares beneficially owned by William Thompson Lewis include (i) 11,974 shares held by Mr. Lewis, of which he is selling 5,000 shares, and (ii) 10,527 held in Mr. Lewis’ IRA, of which he is selling 3,000 shares. 2,500 shares sold by Mr. Lewis, and 3,000 shares sold by his IRA, consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(49)	Jane J. Lively is the sister-in-law of W. Thomas Green, Jr., the Chairman of the Company.

(50)	Shares beneficially owned by Frankie Lovvorn include (i) 19,015 shares held jointly by Mr. Lovvorn and Jane T. Lovvorn and (ii) 12,500 shares held in Mr. Lovvorn’s IRA, of which he is selling 2,500. Ms. Lovvorn, the assistant to the Chairman of the Company, also claims beneficial ownership of Mr. Lovvorn’s stock.

(51)	Shares beneficially owned by C. Allen Murrah include (i) 22,605 shares held by Mr. Murrah , and (ii) 17,500 held by the Murrah Children’s Education Trust, of which Mr. Murrah and Denise Murrah Martin are trustees, and which is selling 3,000 shares.

(52)	Shares beneficially owned by Joe E. Parrish, M.D. include (i) 16,666 shares held in one IRA, of which he is selling all shares , and (ii) 93,750 shares held in a second IRA, of which he is selling 33,334 shares .

(53)	Shares beneficially owned by L. Richard Plunkett include (i) 5,264 shares held by Mr. Plunkett, of which he is selling 4,737 shares, (ii) 50,000 shares held by Plunkett Family, LP, of which Mr. Plunkett is the general partner and has voting power, and which is selling 45,000 shares, and (iii) 10,527 shares for which Mr. Plunkett acts as custodian for the benefit of Clark S. Plunkett, of which 5,264 are being sold. 4,737 shares sold by Mr. Plunkett, and 5,264 shares sold by Mr. Plunkett as custodian for the benefit of Clark Plunkett, consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(54)	Shares beneficially owned by James R. Rash include (i) 42,807 shares held by Mr. Rash, of which he is selling 42,807, and (ii) 12,500 shares held by Carrollton OBGYN MPP for Daniel R. Nelson, of which James R. Rash is a trustee. 21,474 shares sold by Mr. Rash consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(55)	Shares beneficially owned by Cornelia S. Richards include (i) 263,326 shares held by Thomas T. Richards, a Director of the Company, of which he is selling 52,000 shares, (ii) 42,000 shares held by Cornelia S. Richards, of which she is selling 21,000 shares, (iii) 8,334 shares held by the Margaret Richards Bass Family Trust, of which Ms. Richards is trustee, and which is selling 4,167 shares, (iv) 8,334 shares held by the Cornelia Lucas Richards Family Trust, of which Ms. Richards is trustee, (v) 21,625 shares of common stock issuable to Mr. Richards upon exercise of stock options, all of which are currently vested, and (vi) 90,586 shares of common stock issuable to Mr. Richards upon exercise of warrants.

(56)	Shares beneficially owned by Frank Mack Skinner and Phyllis Skinner include (i) 117,647 shares held by Carrollton SHM LLC, of which Mr. Skinner is the owner and has voting power, and which is selling 76,800 shares, (ii) 11,765 shares held by FMS Allison LLC, of which Mr. Skinner is the owner and has voting power, and which is selling 6,500 shares, and (iii) 11,765 shares held by PDS Allison LLC, of which Ms. Skinner is the owner and has voting power, and which is selling 6,500 shares.

(57)	Steve May is the trustee of the Steve May Family Trust.

(58)	Michael J. Smith has voting power of the Tammy Aucoin Family Trust. Mr. Smith is an affiliate of a registered broker-dealer.

(59)	Shares beneficially owned by Barbara Tanner include (i) 9,514 shares held in Ms. Tanner’s IRA, of which she is selling 9,014 shares, (ii) 25,000 shares held by Tanner Investment Company, of which Ms. Tanner has voting power, and (iii) 25,000 shares held by C. M. Tanner Grocery Company, Inc., of which Ms. Tanner has voting power .

(60)	2,106 shares sold by Denise and Frank Taylor consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(61)	Carol G. Thompson is the sister of W. Thomas Green, Jr., the Chairman of the Company.

(62)	Shares beneficially held by Susan Tice and Michael Tice include (i) 494 shares held jointly, of which they are selling 494 shares, and (ii) 10,369 shares of common stock issuable to Ms. Tice upon exercise of stock options, of which 9,717 are currently vested and 652 will vest within the next 60 days. Susan Tice is employed in customer support by the Company.

(63)	Shares beneficially owned by Richard G. Tisinger, Sr. and Marian W. Tisinger include (i) 16,500 jointly held shares, of which they are selling 8,250 shares, and (ii) 7,000 shares held by Mr. Tisinger, of which he is selling 3,500 shares.

(64)	10,527 shares sold by Rann H. Tyson consist of common stock issuable upon the conversion of preferred stock to common stock, which will occur in connection with the Reincorporation and the consummation of this offering.

(65)	Michael E. Masterman has voting power of VisualMED, Inc.

(66)	Shares beneficially owned by Alan Windom and Toye Windom include (i) 3,333 shares held by Mr. Windom, of which he is selling 3,333 shares, (ii) 12,500 shares held in Mr. Windom’s IRA, of which he is selling 12,500 shares, and (iii) 1,829 shares held in Ms. Windom’s IRA, of which she is selling 1,829 shares.

(67)	Consists of the combined beneficial ownership of 34 selling stockholders. One of the stockholders subject to this footnote, Susan Rowell, is employed in accounting by the Company. One of the stockholders subject to this footnote is the father of Gregory H. Schulenburg, the Executive Vice President and Chief Operating Officer of the Company. One of the stockholders subject to this footnote, Amanda Smith, is an affiliate of a registered broker-dealer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation , ” the following is a description of transactions since June 30, 2008, to which we have been a party in which the amount involved or exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons or entities affiliated with them, had or will have a direct or indirect material interest.

Headquarters Lease

Effective July 1, 2000, the Company entered into an agreement to lease its headquarters from Green Family Real Estate, LLC, formerly Elizabeth Village, LLP, an entity controlled by the Company’s Chairman, for approximately $20,000 per month, plus annual adjustments for inflation, until June 30, 2015.

Property Purchase

On March 15, 2011, the Board of Directors approved the Company’s purchase of three commercial lots totaling 5.81 acres from the Company’s Chairman on which the Company plans to build new facilities to accommodate its growth. The Company paid $482,500 for the property pursuant to an independent appraisal.

Preferred Stock

In connection with the Reincorporation merger and the closing of this offering, upon the automatic conversion of shares of our preferred stock as described above, we are required to make cash payments to the holders of our outstanding preferred stock. Each share of Series A Preferred Stock will convert into 1.263 shares of the Company’s common stock, while each share of Series B Preferred Stock will convert into one share of the Company’s common stock. In connection with such conversion, each Series A Preferred stockholder will receive a payment of $6 per share and each Series B Preferred stockholder will receive $4.75 per share, which holders of Series A Preferred Stock and Series B Preferred Stock may elect to receive in the form of shares of the Company’s common stock in an amount equal to the quotient obtained by the dividing (i) the total amount of the payment then due to such holder of Preferred Stock by (ii) the per share price of the Company’s common stock based on the initial price to the public in this offering.

Investor Offer

In December 2009, Investor Growth Capital Limited and Investor Group, L.P. (collectively “IG”), each a holder of in excess of 5% of the outstanding stock of the Company on a fully-diluted basis, as well as Pamlico Capital II, L.P. (along with IG, the “Investors”), also a holder of in excess of 5% of the stock of the Company on a fully-diluted basis, collectively, made an offer to other stockholders to purchase for cash any and all of the then outstanding 1.6 million warrants for purchase of our common stock at $2.50 per share with the intent of exercising such warrants at their $6.00 stated exercise price. Each of the Investors is affiliated with certain members of our Board of Directors. The Investors also offered to purchase shares of common stock for $8.50 per share up to a combined aggregate of $25 million in total value of warrants and shares. The offer was fully subscribed and closed on December 29, 2010. A total of 1,420,673 warrants were purchased and the Investors immediately exercised such warrants. As such, the Company issued 1,420,673 shares of common stock in connection with the exercise of the warrants. The Investors purchased a total of 2,941,176 shares of common stock.

The following table summarizes the number of warrants and the number shares of our common stock sold by our executive officers, directors or their affiliates in connection with the Investor’s offer. The terms of these sales were the same as those made available to unaffiliated offerees.

Seller	Warrants	Common stock
W. Thomas. Green, Jr.	426,466	319,850
Elizabeth J. Green(1)	17,059	12,794
Andrew J. Green(2)	25,588	19,191
Elizabeth Ayers(3)	25,588	19,191
Thomas T. Richards	80,000	30,000
T&J Green Family Partnership(4)	—	25,666

(1)	Elizabeth J. Green is the wife of W. Thomas Green, Jr., the Chairman of the Company’s Board of Directors, and the mother of Wyche T. Green, III, the Company’s President and Chief Executive Officer

(2)	Andrew J. Green is the son of W. Thomas Green, Jr., the Chairman of the Company’s Board of Directors, and the brother of Wyche T. Green, III, the Company’s President and Chief Executive Officer

(3)	Elizabeth Ayers is the daughter of W. Thomas Green, Jr., the Chairman of the Company’s Board of Directors, and the sister of Wyche T. Green, III, the Company’s President and Chief Executive Officer

(4)	Wyche T. Green, III, the Company’s President and Chief Executive Officer, is an affiliate of T&J Green Family Partnership

Investors’ Rights Agreement

Pursuant to a second amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), following the closing of this offering, certain of our stockholders who hold greater than 5% of our outstanding shares of common stock on a fully-diluted basis will have registration rights. Please see “Description of Capital Stock—Investors’ Rights Agreement” for more information. The Investors’ Rights Agreement also provides certain holders with a right of first offer (subject to certain exceptions, including an underwritten public offering) in the event the Company wishes to issue additional shares and also provides the holders with board observer rights. These rights of first offer and board observer rights will terminate upon the closing of this offering.

Voting Agreement

Pursuant to the terms of a second amended and restated voting agreement (the “Voting Agreement”), the holders of the Company’s Common Stock, Series A Preferred Stock and Series B Preferred Stock, have certain rights pertaining to the election of directors. Please see “Management And Board of Directors—Our Board of Directors” for more information. The Voting Agreement will terminate in accordance with its terms upon the closing of this offering.

Rights of First Refusal, Co-Sale, and First Negotiation

Pursuant to the terms of a first negotiation and co-sale agreement (the “First Negotiation Agreement”), the Investors, each a holder of in excess of 5% of the common stock of the Company on a fully-diluted basis, agreed to provide each other with a right of first negotiation in the event any of them wish to sell their shares. In addition, in the event an Investor chooses not to acquire the shares being sold, such Investor has the right to participate in the proposed sale.

Pursuant to the terms of an amended and restated first refusal and co-sale agreement (“First Refusal Agreement”), certain holders of the Company’s common stock agreed to provide the Company a first refusal to acquire their common stock. In the event the Company chooses not to exercise such right, the Investors have a second priority right to obtain such stock. To the extent the rights of first refusal are not exercised, the Investors have a right of co-sale.

Each of The First Negotiation Agreement and the First Refusal Agreement will terminate in accordance with its terms upon the closing of this offering and will not apply to any shares sold in this offering.

Policies and Procedures for Related Party Transactions

Pursuant to the audit committee charter , our A udit C ommittee is responsible for reviewing and approving in advance any related party transaction. Our full Board of Directors currently reviews all material related party transactions. We have adopt ed a new code of conduct and ethics, which we expect will include a formal policy regarding conflicts of interest. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post the full text of the code on our website.

Director Independence

For a discussion of the independence of our directors, please see “Management and Board of Directors— Director Independence” above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our Delaware certificate of incorporation and bylaws, which will be our governing documents following the Reincorporation merger and the closing of this offering. This summary should be read in conjunction with our Delaware certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

General

The shares to be sold in this offering, of which this prospectus is a part, are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock. We have authorized capital of 100,000,000 shares, of which 80,000,000 shares have been designated as common stock, par value $ .0001 per share and 20,000,000 shares as preferred stock, par value $ .0001 per share. As of September 30, 2011 , there were 22,108,770 shares of common stock outstanding (after giving effect to the conversion of all of our outstanding shares of Preferred Stock into shares of common stock, as described below , and, in connection with the conversion, the election of certain holders to receive shares of common stock in lieu of a cash payment ) . Upon the closing of this offering, there will be 27,458,093 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options) and 0 shares of preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share of stock held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to rights that may be fixed for holders of preferred stock, when and if any preferred stock is issued, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. Our credit facility imposes restrictions on our ability to declare dividends with respect to our common stock. See the section entitled “Dividend Policy.” In the event of our liquidation, dissolution, winding up or merger, consolidation, sale or transfer of all or substantially all of our assets, holders of common stock will be entitled to share in our assets that are remaining after payment or provision for payment of all of our debts. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Upon the consummation of the Reincorporation merger and the closing of this offering, all outstanding shares of our Series A and Series B Preferred Stock will be converted into shares of common stock. Each share of Series A Preferred Stock will convert into 1.263 shares of the Company’s common stock, while each share of Series B Preferred Stock will convert into one share of the Company’s common stock. Thereafter, and pursuant to our Delaware certificate of incorporation our Board of Directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions of each such series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Outstanding Warrants

As of September 30, 2011, the Company had warrants outstanding for the purchase of 135,218 and 125,000 shares of common stock and Series A Preferred Stock, respectively . These warrants are exercisable at $6.00 a share and expire in October and August 2012, respectively .

Investor Rights Agreement

After this offering, pursuant to the terms of a second amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), holders of 10,260,294 shares of our common stock issued upon conversion of our preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

Subject to the restrictions set forth below, if the holders of 30% of the common stock issued or issuable upon conversion of either class of our preferred stock and any other common stock held by Investor Group, LP, Investor Growth Capital Limited, or Pamlico Capital II, L.P. (the “Investors”) pursuant to the provisions of an amended and restated First Refusal and Co-Sale Agreement (collectively, the “Registrable Securities”), request registration of their Registrable Securities, the Company must use its “best efforts” to effect such registration.

However, we are not required to file a registration statement pursuant to the demand registration rights provisions above: (i) after three registration statements have been filed pursuant to the demand registration rights provisions, (ii) during the period starting 90 days prior to the company’s good faith estimate of the filing date and ending 180 days following the effective date of a company-initiated registration, (iii) if the proposed securities could be registered on Form S-3, (iv) if the Company certifies that the timing of such registration would be “seriously detrimental” to the Company and its stockholders, in which case the Company can delay the filing for up to 120 days, or (v) in a jurisdiction in which the Company would be required to execute a general consent to service of process in connection with the registration, unless the Company is already subject to service in that jurisdiction.

S-3 Registration Rights

If any preferred stockholders request S-3 registration with an anticipated aggregate offering price of at least $1 million, we shall give notice of the registration to the other preferred stockholders and use its best efforts to effect such registration.

We are not obligated to effect an S-3 registration pursuant to the registration rights provisions above if (i) Form S-3 is not available for such offering, (ii) the value of the proposed offering is less than $1 million, (iii) the Company certifies that the timing of such registration would be “seriously detrimental” to the Company and its stockholders, in which case the Company can defer the filing for up to 120 days, (iv) the Company has already effected two Form S-3 registrations for the holders of registration rights in the previous 12 months, or (v) the Company would have to qualify to do business or execute a general consent to service of process in connection with the registration.

Piggyback Registration Rights

In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having registration rights are entitled to notice of the registration and the Company must use all “commercially reasonable efforts” to include in the registration all of the common stock such holders request to be included the registration.

Other Provisions

In the event that any registration in which the holders of Registrable Securities participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We must pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand, S-3 or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Termination

The registration rights in the Investors’ Rights Agreement terminate: (i) five years after the sale of common stock in a firm commitment underwritten public offering on Form S-1 resulting in net proceeds to the Company of at least $50 million and a pre-offering equity valuation of at least $250 million; (ii) as to any holder of registration rights, the earlier after an initial public offering that the stockholder can (A) sell all its shares under Rule 144(k), or (B) holds 1% or less of the Company’s outstanding common stock, and all of the stockholder’s common stock resulting from converted preferred or acquired pursuant to right of first refusal or co-sale rights can be sold in any three-month period without registration under Rule 144; or (iii) after the consummation of liquidation event (the definition of which excludes a transaction of which the sole purpose is to change the state of incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the company’s securities immediately prior to the transaction).

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law, and our Delaware certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board of Directors

Our Delaware certificate of incorporation provides that the Board of Directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated c lass I, c lass II and c lass III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes will be made by the decision of a majority of the entire Board of Directors. The term of the initial class I directors will terminate on the date of the annual meeting of stockholders; the term of initial class II directors will terminate on the date of the annual meeting of stockholders; and the term of initial class III directors will terminate on the date of the annual meeting of stockholders. At each annual meeting of stockholders beginning in 2012 , successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The Board of Directors has the sole authority to fill any vacancy on the Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Our certificate of incorporation also provides that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of our certificate of incorporation described in this paragraph requires the affirmative vote of at least 66-2/3% of the votes entitled to be cast on such matter.

Undesignated Preferred Stock

As discussed above, our Board of Directors has the ability to issue, without stockholder approval, preferred stock with voting or other rights or preferences as may be fixed by the Board of Directors that could impede the success of any takeover attempt. This and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation provides that our stockholders may not act by written consent. The inability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our Delaware certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Delaware bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or from otherwise attempting to obtain control of the Company.

Board Vacancies Filled Only by Majority of Directors

Vacancies and newly created seats on our Board of Directors may be filled only by a majority of the number of then-authorized members of our Board of Directors. Only our Board of Directors may determine the number of directors on our Board of Directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our Board of Directors makes it more difficult to change the composition of our Board of Directors, but these provisions promote a continuity of existing management.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause

Our Delaware certificate of incorporation provides for the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of our outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Charter Provisions

The amendment of certain of the above provisions in our Delaware certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Anti-Takeover

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our certificate of incorporation.

The provisions of Delaware law, and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 .

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “GWAY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 27,458,093 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 20,791,426 shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

“Restricted” shares and shares subject to the contractual restrictions described below will be available for sale in the public market as follows:

•	6,666,667 shares will be eligible for sale upon completion of this offering; and

•	20,791,426 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

•	96,293 shares will be eligible for sale upon the exercise of vested options upon the effectiveness of the applicable registration statement on Form S-8 .

In addition, of the 3,039,630 shares of our common stock that were subject to stock options outstanding as of September 30, 2011 , options to purchase 1,648,821 shares of common stock were vested as of September 30, 2011 and will be eligible for sale 180 days following the effective date of this offering. In addition, as of September 30, 2011 , warrants to purchase 260,218 shares of our common stock with a weighted average exercise price of $ 6.00 were outstanding.

Lock-Up Agreements and Obligations

Pursuant to Lock-Up Agreements to be executed in anticipation of this offering each of our officers , directors , selling stockholders and holders of substantially all of our common stock (including common stock deliverable upon the conversion of preferred stock and exercise of warrants and options) outstanding immediately prior to the offering , have agreed not to lend, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether directly or indirectly for a period of at least 180 days after the date of this prospectus, except for bona fide gifts to immediate family members, transfers to family trusts, distributions to affiliates or transfers pursuant to testate, intestate succession or bona fide estate planning. Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of each of the representatives. In addition, the holders of a majority of the Company’s stock outstanding prior to this offering, executed a market stand-off agreement, pursuant to which such stockholders agreed not to sell their shares until 180 days after the effectiveness of an initial public offering registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding ; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors, consultants or advisors who purchase or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 10,260,294 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See “Description of our Capital Stock—Registration Rights Agreement” for more information.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our incentive plans. See the section entitled “Management and Board of Directors—Equity Incentive Plan.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and certain estate tax considerations relating to the acquisition, ownership and disposition of our common stock to a holder that acquires shares of common stock in this offering and that holds the common stock as a capital asset (generally, property held for investment within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”)). This discussion is based on currently existing provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations.

This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, insurance companies, tax-exempt entities, retirement plans, brokers or dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, expatriates, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other risk-reduction or integrated investment, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, taxpayers whose functional currency is not the U.S. dollar, and persons who hold or receive our common stock as compensation).

Except as specifically noted below, this discussion does not address U.S. federal taxes other than the federal income tax. In addition, this discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common stock.

As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or of any state or political subdivision thereof or therein, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•	a trust, if (a) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder and that is not a partnership.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor as to the particular U.S. federal income and estate tax consequences applicable to you.

Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of our common stock, including the application of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

Dividends

Distributions paid on shares of our common stock will be treated as dividends for U.S. federal income tax purposes to the extent they are paid out of our current or accumulated earnings and profits and, to the extent so treated, will be includible in gross income by a U.S. holder upon receipt. To the extent that the amount of any distribution paid on shares of our common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a return of capital, which will be applied against and reduce your adjusted tax basis (but not below zero) in such shares of our common stock, and thereafter as capital gain.

If you are an individual, dividends received by you on a share of our common stock generally will be subject to a reduced maximum U.S. federal income tax rate of 15% for taxable years beginning prior to January 1, 2013, if you meet certain holding period and other requirements. If you are a corporation, dividends on our common stock generally will be eligible for the dividends-received deduction, if you meet the holding period and other requirements for the dividends-received deduction.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such U.S. holder’s adjusted tax basis in the share of our common stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for such share of our common stock exceeds one year. Long-term capital gain of a noncorporate U.S. holder is subject to a maximum tax rate of 15% for taxable years beginning prior to January 1, 2013. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder may be subject to information reporting. Certain U.S. holders may be subject to backup withholding tax (currently at a rate of 28%) on payments made on or with respect to our common stock if such U.S. holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service (the “IRS”). U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Non-U.S. Holders

Dividends

We or another withholding agent will be required to withhold U.S. federal withholding tax at a rate of 30% from the gross amount of any dividends on our common stock paid to a non-U.S. holder, unless (a) an applicable income tax treaty reduces or eliminates such tax, and such non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper IRS documentation, or (b) the dividends are effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis, at the same graduated individual and corporate rates applicable to U.S. persons. Additionally, a non-U.S. holder that is taxed as a corporation may be subject to a branch profits tax on its effectively connected earnings and profits, as adjusted for certain items, at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty in order for the entity to obtain an exemption or reduction in withholding. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless:

•	such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met;

•	the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment of such non-U.S. holder); or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe that we are not and have never been, and do not anticipate that we will become) and the non-U.S. holder holds or has held, directly or indirectly, at any time within the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock, more than 5% of our common stock.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses (but not capital loss carryovers) allocable to U.S. sources. If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain on a net-income basis in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In the event that, despite our expectations, the third exception applies, a non-U.S. holder will be subject to tax on any gain realized upon the disposition of our common stock, but withholding taxes would not be applied.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make this information available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information agreement. Backup withholding tax (currently at a rate of 28%) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the U.S. through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, if you sell your shares of common stock through a U.S. office of a broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also to impose backup withholding on that amount unless you provide appropriate certification, under penalty of perjury, to the broker of your status as a non-U.S. holder or you otherwise establish an exemption. Information reporting, but not backup withholding, will apply if you sell your shares of common stock through a foreign office of a broker that has any of certain connections to the U.S., unless such broker has documentary evidence in its records, including certification, that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

THE SUMMARY OF MATERIAL U.S. FEDERAL TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the U.S. at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

UNDERWRITING

The Company and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. The Company and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the Company and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
William Blair & Company, L.L.C.
Piper Jaffray & Co
Raymond James & Associates, Inc.
Total	6,666,667

The underwriters are committed to purchase all the shares of common stock offered by the Company and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to 1,000,000 additional shares of common stock from Greenway to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to the Company and the selling stockholders per share of common stock. The underwriting discounts and commissions are $   per share. The following table shows the per share and total underwriting discounts and commissions payable by the Company and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option. All selling stockholders may be deemed underwriters with respect to shares they are offering for sale.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $  , all of which is payable by us. The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in case or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus other than (A) the shares of our common stock to be sold in this offering, and (B) any shares of our common stock issued upon the exercise of options granted under our stock plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our equity holders (including the selling stockholders) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period commencing on the date of the lock-up agreement and ending 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and equity holders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) any shares of common stock to be sold by the director, officer or stockholder pursuant to the underwriting agreement; (B) transfers of shares of common stock as a bona fide gift or gifts; (C) distributions or transfers of shares of our common stock to the stockholder’s partners (if a partnership), members (if a limited liability company), stockholders (in the case of a corporation) or a wholly-owned subsidiary of the stockholder, (D) transfers to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, and (E) transfers as a result of testate, intestate succession or bona fide estate planning, provided that in the case of any transfer or distribution pursuant to clauses (C), (D) or (E), each transferee, donee or distributee shall execute and deliver to J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC a lock-up agreement; and provided, further, that in the case of any acquisition, transfer or distribution pursuant to clauses (B), (C), (D) or (E), no filing by any party (acquirer, donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such acquisition, transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above). Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on New York Stock Exchange , in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons, other than qualified investors as defined in the EU Prospectus Directive, subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives of the underwriters considered a number of factors, including:

•	our future prospects and those of our industry in general; and

•	the price earnings ratios, price sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates may provide to us and our affiliates from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Directed Share Program

At our request, the underwriters have reserved for sale primarily to our officers, directors, employees, and customers, and family members of the foregoing, up to 5% of the shares of the common stock offered by this prospectus, at the initial public offering price. Any shares purchased by officers and directors in the directed share program will be subject to the 180 day lock-up agreements described above. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. In connection with the sale of directed shares we have agreed to indemnify the underwriters against certain liabilities and expenses, including losses due to the failure of directed share participants to pay for shares they subscribe for and for liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Paul Hastings LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and exhibits and schedule to the registration statement. You should refer to the registration statement and its exhibits and schedule for additional information. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Copies of the registration statement, including its exhibits and schedules, may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement are also available to you, free of charge, on the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We will make available to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Greenway Medical Technologies, Inc.

We have audited the accompanying balance sheets of Greenway Medical Technologies, Inc. (a Georgia corporation) (the “Company”) as of June 30, 2010 and 2011, and the related statements of operations, changes in convertible preferred and shareholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenway Medical Technologies, Inc., as of June 30, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Atlanta, Georgia
August 26, 2011

GREENWAY MEDICAL TECHNOLOGIES, INC.

Balance Sheets

	June 30,
	2010	2011

Assets

Current assets:
Cash and cash equivalents	$19,178,718	$5,721,588
Short-term investments	—	10,446,910
Accounts receivable, net of a $900,000 and $585,000 allowance for doubtful accounts in 2010 and 2011, respectively	11,515,041	18,112,167
Inventory	324,083	460,027
Prepaids and other current assets	692,691	1,705,094
Deferred tax assets	—	475,649
Total current assets	31,710,533	36,921,435

Property and equipment, net	5,631,972	9,632,034
Software development cost, net	1,221,576	6,811,318
Deferred tax assets — noncurrent	—	28,751,311
Other assets	40,000	40,000
Total assets	$38,604,081	$82,156,098

Liabilities and shareholders’ deficit

Current liabilities:
Accounts payable	$5,197,191	$7,901,990
Accrued liabilities	5,215,788	5,900,256
Deferred revenue	4,320,021	8,672,301
Current maturities of long-term debt and capital lease	11,658	—
Total current liabilities	14,744,658	22,474,547
Obligation for purchased technology	—	349,315

Commitments (Note 10)

Convertible preferred stock, at fair value
Series A-Issued and outstanding 3,333,333 shares at June 30, 2010 and 2011, respectively (cumulative liquidation preference $32,474,840 and $35,072,827, respectively)	49,466,662	75,633,326
Series B-Issued and outstanding 4,631,579 shares at June 30, 2010 and 2011, respectively (cumulative liquidation preference $29,189,701 and $31,424,877, respectively)	54,388,744	83,183,159

Shareholders’ equity (deficit):
Common stock	11,299,989	11,497,572
Additional paid-in capital	56,727,733	59,037,749
Accumulated deficit	(148,023,705)	(170,019,570)
Total shareholders’ equity (deficit)	(79,995,983)	(99,484,249)
Total liabilities, convertible preferred and shareholders’ deficit	$38,604,081	$82,156,098

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Statements of Operations

	For the years ended June 30,
	2009	2010	2011
Revenue:
Systems sales	$20,649,567	$24,172,110	$31,726,143
Training and consulting services	7,925,097	11,862,730	18,372,359
Support services	11,420,857	16,030,914	22,401,312
Electronic data interchange and business services	8,716,065	12,576,063	17,339,366
Total revenue	48,711,586	64,641,817	89,839,180
Cost of revenue:
Systems sales	6,499,891	6,751,878	7,522,571
Training and consulting services	5,707,920	8,151,992	13,549,604
Support services	3,279,405	4,179,395	7,059,786
Electronic data interchange and business services	5,953,438	8,712,589	12,279,659
Total cost of revenue	21,440,654	27,795,854	40,411,620
Gross profit	27,270,932	36,845,963	49,427,560
Operating expenses:
Sales, general and administrative	20,369,931	27,726,807	37,399,081
Research and development	5,767,227	5,991,410	8,217,824
Total operating expenses	26,137,158	33,718,217	45,616,905
Operating income	1,133,774	3,127,746	3,810,655
Interest income	52,790	36,534	57,511
Interest expense	(130,394)	(113,786)	(26,670)
Other expense, net	(75,710)	(37,867)	(76,400)
Income before income taxes	980,460	3,012,627	3,765,096
Provision (benefit) for income taxes	25,509	148,014	(29,200,118)
Net income	954,951	2,864,613	32,965,214
Preferred stock dividends and accretion	(9,013,994)	(8,037,854)	(54,961,079)
Loss available to common shareholders	$(8,059,043)	$(5,173,241)	$(21,995,865)
Per share data:
Net loss per share:
Basic and diluted	$(0.81)	$(0.48)	$(1.90)
Weighted average number of common shares outstanding
Basic and diluted	9,947,358	10,683,518	11,578,559

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Statements of Changes in Convertible Preferred and Shareholders’ Deficit

	Convertible Preferred				Shareholders’ Deficit
	Series A		Series B		Common Stock
For the years ended June 30, 2008, 2009 and 2010	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance, June 30, 2008	3,333,333	$41,599,996	4,631,579	$45,203,562	9,939,835	$9,760,845	$47,974,368	$(134,791,421)	$(77,056,208)
Exercise of stock options	—	—	—	—	8,468	8,468	1,755	—	10,223
Employee stock compensation	—	—	—	—	—	—	565,544	—	565,544
Accretion of stock issue cost	—	—	—	262,065	—	—	—	(262,065)	(262,065)
Preferred dividends	—	2,227,355	—	2,002,037	—	—	—	(4,229,392)	(4,229,392)
Accretion adjustment of preferred stock fair value	—	1,939,311	—	2,583,226	—	—	—	(4,522,537)	(4,522,537)
Net loss available to common shareholders	—	—	—	—	—	—	—	954,951	954,951
Balance, June 30, 2009	3,333,333	45,766,662	4,631,579	50,050,890	9,948,303	9,769,313	48,541,667	(142,850,464)	(84,539,484)
Exercise of stock warrants	—	—	—	—	1,505,966	1,505,966	7,529,830	—	9,035,796
Exercise of stock options	—	—	—	—	24,710	24,710	74,196	—	98,906
Employee stock compensation	—	—	—	—	—	—	622,693	—	622,693
Stock issuance cost	—	—	—	—	—	—	(40,653)	—	(40,653)
Accretion of preferred stock issue cost	—	—	—	262,064	—	—	—	(262,064)	(262,064)
Preferred dividends	—	2,405,544	—	2,162,200	—	—	—	(4,567,744)	(4,567,744)
Accretion adjustment of preferred stock fair value	—	1,294,456	—	1,913,590	—	—	—	(3,208,046)	(3,208,046)
Net income	—	—	—	—	—	—	—	2,864,613	2,864,613
Balance, June 30, 2010	3,333,333	49,466,662	4,631,579	54,388,744	11,478,979	11,299,989	56,727,733	(148,023,705)	(79,995,983)
Common stock issued for acquired technology	—	—	—	—	50,000	50,000	350,000	—	400,000
Exercise of stock options	—	—	—	—	147,583	147,583	561,174	—	708,757
Employee stock compensation	—	—	—	—	—	—	1,398,842	—	1,398,842
Accretion of preferred stock issue cost	—	—	—	32,309	—	—	—	(32,309)	(32,309)
Preferred dividends	—	2,597,987	—	2,235,176	—	—	—	(4,833,163)	(4,833,163)
Accretion adjustment of preferred stock fair value	—	23,568,677	—	26,526,930	—	—	—	(50,095,607)	(50,095,607)
Net income	—	—	—	—	—	—	—	32,965,214	32,965,214
Balance, June 30, 2011	3,333,333	$75,633,326	4,631,579	$83,183,159	11,676,562	$11,497,572	$59,037,749	$(170,019,570)	$(99,484,249)

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Statements of Cash Flows

	For the years ended June 30,
	2009	2010	2011
Cash flows from operating activities:
Net income	$954,951	$2,864,613	$32,965,214
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on the sale of property and equipment	—	1,391	—
Net stock compensation expense	565,544	622,693	1,398,842
Provision for deferred income taxes	—	—	2,332,595
Reversal of deferred tax valuation allowance	—	—	(31,559,555)
Depreciation and amortization	405,861	432,143	1,252,229
Provision for bad debts	530,108	620,000	1,083,000
Changes in current assets and liabilities:
Accounts receivable	(801,378)	(4,319,617)	(7,680,126)
Inventory	(207,529)	164,834	(135,944)
Prepaids and other current assets	(318,794)	181,266	(1,012,403)
Accounts payable and accrued liabilities	456,772	5,458,162	3,247,050
Deferred revenue	484,185	602,748	4,352,280
Net cash provided by operating activities	2,069,720	6,628,233	6,243,182
Cash flows from investing activities:
Purchases of short-term investments	—	—	(17,562,028)
Sales of short-term investments	—	—	7,115,118
Purchases of property and equipment	(324,920)	(2,784,490)	(4,128,956)
Capitalized software development cost	—	(1,221,576)	(5,738,975)
Net cash used in investing activities	(324,920)	(4,006,066)	(20,314,841)
Cash flows from financing activities:
Proceeds from term debt arrangements	2,326,345	—	—
Repayments on term debt arrangements	(2,490,270)	(2,203,542)	—
Payments on capital leases	(41,543)	(44,613)	(11,658)
Payments on obligation for acquired technology	—	—	(82,570)
Proceeds from exercise of stock options and warrants, net of issuance costs	10,223	9,094,049	708,757
Net cash provided by (used in) financing activities	(195,245)	6,845,894	614,529
Net increase (decrease) in cash and cash equivalents	1,549,555	9,468,061	(13,457,130)
Cash and cash equivalents at beginning of year	8,161,102	9,710,657	19,178,718
Cash and cash equivalents at end of year	$9,710,657	$19,178,718	$5,721,588
Supplemental cash flow information:
Cash paid for interest	$130,394	$113,562	$26,670
Cash paid for taxes	25,509	109,479	333,385
Non-cash investing and financing activities:
Common stock and obligation for future payments at fair value, given in exchange for acquisition of technology	$—	$—	$974,102

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements

1.	Description of Company

Greenway Medical Technologies, Inc. (the “Company”) was incorporated September 15, 1998, as a Georgia corporation headquartered in Carrollton, Georgia. The Company develops, markets and sells an integrated suite of healthcare information technology software solutions, including practice management and electronic medical records software applications for physician practices, clinics and other ambulatory settings throughout the United States.

The Company is subject to the risks and challenges similar to other companies in the health care information technology market including, but not limited to, operating in a rapidly evolving market, competition from larger companies, dependence on new products and on key personnel, as well as the regulatory requirements in the healthcare information environment.

2.	Summary of Significant Accounting Policies

Fiscal Year

The Company’s fiscal year-end is June 30. Unless otherwise noted, all references to 2009, 2010, and 2011 refer to the fiscal years ended June 30 of the respective year.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company discloses material events that occur after the balance sheet date but before financial statements are issued. In general, these events are recognized if the condition existed at the date of the balance sheet, but are not recognized if the condition did not exist at the balance sheet date. The Company discloses non-recognized events if required to keep the financial statements from being misleading. Management evaluated events occurring subsequent to June 30, 2011 through August 26, 2011 , the date the financial statements were available to be issued.

Cash and Cash Equivalents

Cash consists primarily of money market accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Short-Term Investments

The Company has classified its short-term investments as available-for-sale securities. These securities are reported at fair value with any changes in market value reported as a part of comprehensive income.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. When specific amounts are determined to be uncollectible, they are charged to the allowance. Management determines the collectability of accounts receivable based primarily on the periodic review of accounts receivable aging schedules, past experience and knowledge of individual customers.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

Following is a schedule of the changes in the allowance for doubtful accounts:

	For the years ended June 30,
	2009	2010	2011
Balance at beginning of period	$200,000	$450,000	$900,000
Charged to expense	530,000	620,000	1,083,000
Write-offs	(280,000)	(170,000)	(1,398,000)
Balance at end of period	$450,000	$900,000	$585,000

Inventory

Inventories consist primarily of computer equipment expected to be resold and are stated at the lower of cost, determined using the First-In-First-Out (FIFO) method, or market, defined as net realizable value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Major property additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful lives of these assets are expensed as incurred. Depreciation expense was approximately $406,000, $432,000 and $1,103,000 for the years ended June 30, 2009, 2010, and 2011, respectively. For the year ended June 30, 2011, approximately $201,000 of depreciation of acquired technology is included in cost of system sales. Depreciation is provided using the specific straight-line method over the useful lives of the property and equipment, which are as follows:

	Years
Software	3	years
Computer and other equipment	3	years
Leasehold improvements	Lesser of lease term or 7	years
Furniture and fixtures	5	years
Buildings	39	years

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for potential impairment whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Impairment exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. There were no such impairment losses during the years ended June 30, 2009, 2010 or 2011.

Software Development Costs

The Company applies the provisions of ASC 985-20, Software, Costs of Computer Software to be Sold, Leased or Marketed, which requires the capitalization of costs incurred in connection with the research and development of new software products and enhancements to existing software products once technological feasibility is established. Technological feasibility is established when all planning, designing, coding, and testing activities necessary to establish that the product can be produced to meet its design specifications are completed including functions, features, and technical performance requirements.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

Capitalized software development costs are amortized on a straight-line basis over the estimated economic life of the related product, which is typically three years. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in technology.

Capitalized software development costs were not material for 2009 and were approximately $1,222,000 and $5,739,000 for the years ended June 30, 2010, and 2011, respectively. Inasmuch as none of the related projects were released to market prior to June 30, 2010, no amortization was recorded for the year ended June 30, 2010. Approximately $149,000 of amortization expense was recorded for the year ended June 30, 2011.

The Company applies the provisions of ASC 350-40, Internet Use Software and expenses all costs incurred that relate to planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the product’s estimated useful life. For the years ended June 30, 2009 and 2010, the Company did not capitalize any amounts and in 2011, the Company capitalized $1.4 million of costs related to software developed for internal use. Internal software development costs are generally amortized on a straight-line basis over three years beginning with the date the software is placed into service. No amortization of software developed for internal use has been incurred as none of the projects were completed prior to June 30, 2011.

Revenue Recognition

The Company recognizes revenue in accordance with US GAAP, principally ASC 985-605, Software Revenue Recognition. In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Certain Revenue Arrangements That Include Software Elements — both representing consensus of the FASB Emerging Issues Task Force, to amend certain revenue recognition guidance. ASU 2009-13 amended guidance in ASC 605-25, Revenue Recognition, Multiple-Element Arrangements — to (1) modify the separation criteria by eliminating the criterion that requires objective and reliable evidence of fair value for the undelivered item(s), and (2) eliminate use of the residual method of allocation and instead require that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. ASU 2009-14 amended the scope of arrangements under ASC 985-605, Software, Revenue Recognition to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality.

The amended guidance in ASC 985-605 and ASC 605-25 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. The Company adopted this amended guidance effective July 1, 2010 but there was no significant impact on our financial statements as a result.

The Company generates revenue from the following sources:

•	The sale of information systems, which includes software, hardware and peripherals, deployment and training

•	The provision of system support services (PCS), which includes software application support and hardware maintenance

•	The provision of outsourcing services, which includes the processing of medical claims, electronic patient statements and revenue cycle management

The Company enters into contractual obligations to sell hardware, perpetual software licenses, deployment and training services, PCS services and outsourcing services. ASC 985-605-25 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of those elements. The fair value of an element must be based on vendor specific objective evidence (VSOE). The Company

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. VSOE calculations are updated and reviewed annually. When evidence of fair value exists for the delivered and undelivered elements of a transaction, then discounts for individual elements are aggregated and the total discount is allocated to the individual elements in proportion to the elements’ fair value relative to the total contract fair value.

When evidence of fair value exists for the undelivered elements only, the residual method, provided for under ASC 985-605, is used. Under the residual method, the Company defers revenue related to the undelivered elements in a sale based on VSOE of fair value of each of the undelivered elements and allocates the remainder of the contract price, net of all discounts, to revenue recognized from the delivered elements. Undelivered elements of a sale may include, among other things, training services, outsourcing services and PCS. Revenue from these elements is recognized as the service is delivered and, in the case of PCS, ratably over the service period. If VSOE of fair value of any undelivered element does not exist, all revenue is deferred until VSOE of fair value of the undelivered element is established or the element has been delivered.

Revenue is recognized on the hardware and software deliverables upon shipment at which point VSOE has been established for all of the undelivered items which consist of training services, outsourcing services and PCS. The Company recognizes the revenue on the delivered elements using the residual method in accordance with ASC 985-605. The residual method allocates an amount of the arrangement to the elements for which fair value can be determined (training, PCS and outsourcing services) and any remaining arrangement consideration (the residual revenue) is then allocated to the delivered elements (perpetual software licenses, hardware staging and installation, and data conversion). The fair value of undelivered elements (training, PCS and outsourcing services) is determined based on VSOE of fair value of those elements and these amounts are deferred and recognized as revenue ratably over the maintenance term or as the services are provided. The residual revenue is allocated to perpetual software licenses, hardware, staging and installation, and data conversion and is recognized upon shipment of the software if persuasive evidence of an agreement exists, collection of the resulting receivable is probable, and the amount of fees to be paid is fixed or determinable.

The fair value of training is determined based on VSOE of fair value of those services sold separately. VSOE of fair value of PCS and outsourcing services is determined by reference to the price the Company’s customers are required to pay for the services when sold separately via renewals.

Training also includes deployment services, principally start-up monitoring and workflow consulting, performed in and around the time a new implementation occurs as well as follow-up training to assist a practice’s providers in enhancing proficiency and efficiency as staffing changes occur.

On occasion, the Company also generates revenue from its software products under software subscription agreements. These software subscription agreements include the right to use the software and receive unspecified future product enhancements and upgrades when and if available for a specified term, usually 60 months. PCS services are not sold separately in subscription arrangements. Revenue from all of the deliverables related to subscription agreements, including training services and PCS is recognized ratably over the life of the agreement. Any amounts invoiced or cash received in advance is recorded as deferred revenue.

The Company records reimbursements of out-of-pocket expenses as revenue in the accompanying statements of operations. These amounts totaled approximately $1,852,000, $2,141,000 and $3,311,000 for the years ended June 30, 2009, 2010 and 2011, respectively.

The Company presents sales net of sales tax and other sales-related taxes collected from customers.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

Deferred Revenue

Deferred revenue represents deposits and other amounts received from customers for contracts for which the revenue earnings process has not yet been completed.

Share-Based Compensation

The Company applies the provisions of ASC 718, Compensation — Stock Compensation which requires companies to estimate the fair value of share-based payment awards on the date of grant based on an option-pricing model. The estimated fair value of such awards ultimately expected to vest is recognized ratably as expense over the requisite service period.

The Company will only recognize a tax benefit from stock based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock based awards on other tax attributes, such as the research tax credit, through its statement of operations.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date. The measurement of share-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to consultants is expensed over the vesting period.

Shipping and Handling

Shipping and handling fees charged to customers are included in hardware and third-party software revenue, and shipping and handling costs are included in cost of revenue in the accompanying statements of operations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses of approximately $996,000, $1,587,000 and $1,956,000 were included within sales, general and administrative expenses in 2009, 2010 and 2011, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740-10, Income Taxes, which requires the use of an asset and liability method of accounting for deferred income taxes. Under ASC 740, deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized.

The Company has adopted the applicable provisions of ASC 740-10 relating to tax contingencies which had previously been accounted for under ASC 450, Contingencies. As required by the uncertain tax position guidance under ASC 740-10, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this more-likely-than-not threshold, the amount to be recognized in the financial statements is the largest benefit that has a greater than 50 percent cumulative likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company determined that application of the guidance to its open tax positions had no impact on its financial statements. Subsequent recognition, de-recognition, and measurement is based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in shareholders’ equity. In 2009, 2010 and 2011, comprehensive income approximated net income.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

Net Loss Per Share Available to Common Shareholders

Basic loss per share available to common shareholders is computed by dividing loss available to common shareholders by the sum of the weighted average number of common shares outstanding during the period. Loss available to common shareholders reflects accretion of preferred stock dividends, preferred stock issue cost and adjustment to recognize the estimated fair value of the put feature ascribed to these securities (Note 8).

Diluted loss per share gives effect to all potentially dilutive common share equivalents outstanding during the period. Such potentially dilutive common share equivalents included Series A and B Preferred Stock convertible into 8.8 million shares of common stock for each of the years ended June 30, 2009, 2010 and 2011; outstanding warrants exercisable for common shares totaling approximately 1.8 million for the year ended June 30, 2009, and 260,000 for each of the years ended June 30, 2010 and 2011, respectively; and stock options exercisable for shares of common stock totaling approximately 1.6, 1.7 and 1.7 million for the years ended June 30, 2009, 2010 and 2011, respectively. The dilutive effect of outstanding stock options and warrants would be computed using the treasury stock method. The computation of diluted loss per share does not assume conversion, exercise, or contingent exercise of securities that would have an anti-dilutive effect on earnings and inasmuch as all inclusion of any or all of the potentially dilutive common share equivalents is anti-dilutive for each of the years ended June 30, 2009, 2010 and 2011, presentation of loss per share available to common shareholders — basic and diluted are the same for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. Trade receivables are unsecured and the Company is at risk to the extent such amounts become uncollectible.

For the years ended June 30, 2009, 2010 and 2011, no customer accounted for more than 10% of revenue and no customer accounted for more than 10% of accounts receivable at June 30, 2009, 2010 and 2011.

Fair Value of Financial Instruments

The book values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values, principally because of the short-term maturities of these instruments. The Company measures and reports certain financial assets at fair value on a recurring basis, including its short-term investments in money market funds and available-for-sale securities. As provided by their terms, the Company’s Series A and Series B Convertible Preferred Stock issuances are carried at estimated fair value based on the greater of a) liquidation preference including accrued dividends or b) fair value of these instruments as determined by independent appraisal.

The Company applies ASC 820, Fair Value Measurements and Disclosures, with respect to fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis and (b) all financial assets and liabilities. Effective July 1, 2009, the Company adopted the aspects of ASC 820 relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis electing not to apply the fair value option. This adoption had no material impact on the Company’s financial statements.

ASC 820 prioritizes the inputs used in measuring fair value as follows: Level 1 — Quoted market prices in active markets for identical assets or liabilities; Level 2 — Observable inputs other than those included in Level 1 (for example, quoted market prices for similar assets in active markets or quoted market prices for identical assets

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

in inactive markets); and Level 3 — Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

The Company’s financial instruments consist primarily of short term investments, which are measured using level 1 and 2 inputs (see Note 3) and its Series A and B Convertible Preferred Stock classified as temporary equity, which is measured using Level 3 inputs. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. The Company did not identify any transfers among levels of the fair value measurements hierarchy during fiscal 2010 and 2011.

The Company’s financial instruments measured at fair value as of June 30, 2010 and 2011 consisted of:

		Fair Value Hierarchy Category
	Balance Sheet Classification	Level 1	Level 2	Level 3
At June 30, 2010:
Available-for-sale equity securities	Short-term investments	—	—	—
Series A convertible preferred stock:	Temporary equity	—	—	$49,466,662
Series B convertible preferred stock:	Temporary equity	—	—	$54,388,744

At June 30, 2011:
Available-for-sale equity securities	Short-term investments	$4,581,578	$5,865,332	—
Series A convertible preferred stock:	Temporary equity	—	—	$75,633,326
Series B convertible preferred stock:	Temporary equity	—	—	$83,183,159

The following table presents the change in the estimated fair value of the Series A and B Convertible Preferred Stock measured using significant unobservable inputs (Level 3):

	June 30, 2009	June 30, 2010	June 30, 2011
Series A Convertible Preferred Stock:
Fair value measurement at beginning of period	$41,599,996	$45,766,662	$49,466,662
Change in fair value recorded in accumulated deficit	4,166,666	3,700,000	26,166,664
Fair value measurement at end of period	$45,766,662	$49,466,662	$75,633,326

	June 30, 2009	June 30, 2010	June 30, 2011
Series B Convertible Preferred Stock:
Fair value measurement at beginning of period	$45,203,562	$50,050,890	$54,388,744
Change in fair value recorded in accumulated deficit	4,847,328	4,337,854	28,794,415
Fair value measurement at end of period	$50,050,890	$54,388,744	$83,183,159

The Series A and B Convertible Preferred Stock is remeasured to fair value each reporting period. The changes in fair value, combined with dividends and accretion of preferred stock issuance costs, are recorded in the statements of convertible preferred and are based on the change in the underlying fair value of the Company’s equity during each fiscal year presented. The fair value of the Company’s equity is the estimated amount for which a share of each of the Company’s equity instruments could be sold in a current transaction between willing parties. The Company estimates its fair value using primarily a discounted cash flow model. The operating assumptions used in the discounted cash flow model are generally consistent with the Company’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

2.     Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, guidance that amends ASC 820 and clarifies and requires new disclosures about fair value measurements effective for the Company July 1, 2010. The Company’s adoption of this guidance had no significant impact on its financial statements.

Recent Accounting Pronouncements — Not Yet Adopted

ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments to the Codification in this ASU allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011. The Company plans to adopt these provisions in the first quarter of 2012. Adoption of these provisions is not expected to have a material impact on the Company’s financial statements.

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement. These amendments have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The common requirements is expected to result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments are to be applied prospectively and are effective for fiscal years beginning after December 15, 2011. The Company plans to adopt these provisions in the first quarter of 2012. Adoption of these provisions is not expected to have a material impact on the Company’s financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

3.	Short-term Investments

Short-term investments consist of money market funds, U.S. agency bonds and corporate bonds with original maturities greater than three months and remaining maturities of less than one year. Investments are also made in corporate bonds with original maturities of greater than one year but maximum remaining maturities of 18 months; these investments are also included in short-term investments since the Company’s intent is to convert them into cash as may be necessary to meet liquidity needs. As set forth in the table below, at June 30, 2011, all of the Company’s investments were classified as available-for-sale and are reported at fair value. Any changes in market value are reported as a part of comprehensive income and as of June 30, 2011, gross accumulated unrealized gains and losses for these investments were immaterial. As reflected in the table below, fair value is based on Level 1 or 2 criteria of the fair value hierarchy specified in ASC 820-10, Fair Value Measurements and Disclosures.

Fair Value
Available-for-sale securities
U.S. agency bonds	$1,413,105
Corporate bonds	4,452,227
Money market funds	4,581,578
Total	$10,446,910

As of June 30, 2010, the Company did not hold any short-term investments.

4.	Property and Equipment

	June 30,
	2010	2011
Land	$281,166	1,088,203
Building	2,294,352	4,433,351
Leasehold improvements	273,942	290,834
Equipment	2,158,770	2,752,863
Furniture and fixtures	802,992	1,229,643
Purchased software	617,705	1,314,978
Acquired technology	—	974,102
	6,428,927	12,083,974
Less — Accumulated depreciation	(2,966,618)	(4,069,614)
	3,462,309	8,014,360
Construction in progress	2,169,663	1,617,674
Total	$5,631,972	9,632,034

In September 2010, the Company acquired certain technology and intellectual property in exchange for cash and 50,000 shares of common stock. Terms of the agreement specified aggregate consideration of $1.0 million consisting of $600,000 in cash and stipulated an agreed value of $400,000 for the common stock. The cash portion of the purchase price was to be payable over three years in variable amounts based on sales of the Company’s product offering into which the technology is incorporated. Further, the purchase agreement provided for adjustments to the cash portion of the purchase price under certain circumstances, including a reduction when and if an initial public offering of the Company’s common stock were to be completed. The fair value of the aggregate consideration was estimated at $974,000 and allocated in its entirety to acquired technology estimated to have a useful life of three years. Amortization is charged to cost of revenue and totaled $201,000 for the year ended June 30, 2011.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

5.	Accrued Liabilities

The following table shows the components of accrued liabilities as of June 30, 2010 and 2011:

	June 30,
	2010	2011
Accrued liabilities
Accrued salaries, wages and benefits	$3,561,968	$3,172,428
Accrued sales tax	825,543	1,329,573
Accrued third party services	587,000	1,177,485
Other accrued expenses	241,277	220,770
Total	$5,215,788	$5,900,256

6.	Transactions with Related Parties

Effective July 1, 2000, the Company entered into an agreement to lease the corporate office from Green Family Real Estate, LLC, an entity controlled by the Company’s Chairman, for approximately $20,000 per month, plus annual adjustments for inflation, until June 30, 2015 (see Note 10).

In 2000, the Company entered into an agreement to rent on an hourly basis an airplane from Greenway Air, LLC, an entity controlled by the Company’s Chairman. Expenses incurred related to this agreement were approximately $45,000, $50,000 and $67,000 in 2009, 2010 and 2011, respectively. In March 2002, the Company purchased a 1% interest in Greenway Air, LLC, for $12,500. This investment is recorded at cost in the accompanying balance sheets.

The Company has determined that neither of these is a variable interest entity under applicable guidance.

As described in Note 8, the Company has two institutional shareholders who collectively own Series A and Series B Convertible Preferred Stock and shares of common stock. As of June 30, 2011, these shareholders collectively own approximately 49% (29% for one investor and 20% for the other) of the Company’s equity on an as-if-converted basis. One representative of each of these institutional shareholders sits on the Company’s Board of Directors. Given this substantial ownership position, these shareholders are able individually, and collectively, to exercise substantial influence over the affairs of the Company.

In April 2011, the Company purchased three commercial lots totaling approximately 6 acres which it plans to use to build new facilities to accommodate its growth. The property was purchased from the Company’s Chairman pursuant to authorization from the Board of Directors. Aggregate consideration was approximately $483,000 and was based on an independent appraisal.

7.	Credit Facility

During December of 2008, the Company entered into a Loan and Security Agreement (the “Agreement”), the proceeds of which were used to pay all existing obligations to previous debt holders. The Agreement provided available financing of up to $7,000,000. All indebtedness under this Agreement was paid in full at June 30, 2010. In March 2011, the Company closed on a new loan agreement which provides financing up to $5,000,000, based on eligible receivables, with interest at LIBOR plus 275 basis points, is secured by a pledge of the Company’s assets and contains customary provisions regarding covenants including a prohibition on payment of cash dividends. There were no amounts outstanding on the credit facility at June 30, 2011 and the full amount of the facility was available.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

8.	Convertible Preferred Stock and Shareholders’ Deficit

The amount of stock authorized, issued and outstanding is summarized as follows as of June 30:

	2010			2011
	Common Stock	Series A Preferred	Series B Preferred	Common Stock	Series A Preferred	Series B Preferred
Authorized	25,000,000	3,458,333	4,631,579	25,000,000	3,458,333	4,631,579
Issued	11,478,979	3,333,333	4,631,579	11,676,562	3,333,333	4,631,579
Outstanding	11,478,979	3,333,333	4,631,579	11,676,562	3,333,333	4,631,579

Tender Offer

In December 2009, the Company’s institutional shareholders made an offer to other shareholders to purchase for cash any and all of the then outstanding 1.6 million warrants for purchase of our common stock at $2.50 per share with the intent of exercising such warrants at their $6.00 stated exercise price. Additionally, they offered to purchase shares of common stock for $8.50 per share up to a combined aggregate of $25 million. The fully subscribed offer was closed on December 29, 2009. The Company issued 1,420,673 shares of common stock in connection with the exercise of the warrants. Subsequent to this Tender Offer by the institutional shareholders, an unrelated warrant holder exercised warrants held to purchase 85,293 shares of the Company’s common stock under warrant terms.

Series A Convertible Preferred Stock

On March 16, 2004, shareholders of the Company approved an amendment to the Company’s articles of incorporation to authorize the issuance of 3,333,333 shares of Series A Convertible Preferred Stock (the Series A Preferred Stock), with a par value of $0.01 per share. In May 2004, the Company issued all of the authorized shares of the Series A Preferred Stock for gross proceeds of approximately $20,000,000. Holders of the Series A Preferred Stock are entitled to receive accruing dividends in an amount equal to 8% per annum, cumulative, accruing daily and compounding annually, which are only payable upon the declaration of, but prior to the payment of, ordinary dividends or upon certain liquidation events or upon certain redemption events. Additionally, holders of the Series A Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-converted basis. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof at any time into shares of common stock of the Company, par value $1 per share, at a conversion price of $5.89 per share of common stock, subject to adjustment under certain conditions. Upon issuance of the Series B Preferred Stock in 2007, this conversion price was adjusted to reflect the same conversion price of the Series B Preferred Stock of $4.75 and the Company recorded a deemed dividend of $3,870,968 to reflect the fair value of the beneficial conversion as a result of this conversion price adjustment. The Series A Preferred Stock has the right of full-ratchet anti-dilution protection upon any dilutive financing. The shares of Series A Preferred Stock automatically convert into shares of common stock of the Company, par value $1 per share, upon the closing of a qualified initial public offering of common stock. In addition to this automatic conversion, holders of the preferred stock are entitled to receive cash in the amount per share equal to their original issue price upon the closing of an initial public offering of common stock. The Series A Preferred Stock is not entitled to the benefit of any sinking fund. The holders of the Series A Preferred Stock vote with the holders of the common stock on an as-converted basis but have certain exclusive voting rights. The holders of the Series A Preferred Stock have certain registration rights, preemptive rights, rights of first refusal and co-sale rights.

Additionally, on or after August 14, 2010, a majority of the holders of the Series A Preferred Stock have the right to request that the Company redeem all shares of the Series A Preferred Stock in one installment, payable within 90 days of the request. The purchase price to be paid by the Company under this “put” for the redemption of the shares shall be the greater of (A) (i) the original issue price, plus (ii) any accruing dividends accrued but unpaid thereon, whether or not declared, plus (iii) any other declared but unpaid dividends on such shares or (B) the fair market value on the date of redemption as determined by an independent appraisal. As of June 30, 2011, $15,073,000

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

8.     Convertible Preferred Stock and Shareholders’ Deficit (Continued)

of preferred dividends has been accreted and $40,560,000 has been accreted for the estimated fair value of the redemption feature.

Series B Convertible Preferred Stock

On September 6, 2006, shareholders of the Company approved an amendment to the Company’s articles of incorporation to increase the authorized shares of preferred stock from 3,458,333 to 7,668,859 and, on October 30, 2006, shareholders of the Company approved a subsequent amendment of the Company’s articles of incorporation to increase the authorized shares of preferred stock from 7,668,859 to 8,089,912. The additional 4,631,579 authorized shares were designated as Series B Convertible Preferred Stock with a par value of $0.01 per share.

During 2007, the Company converted $3,500,000 of shareholders’ notes together with accrued interest thereon of $273,082 into 794,333 shares of Series B Convertible Preferred Stock at a conversion price of $4.75 per share. Additionally during 2007, the Company issued 3,837,246 shares of Series B Convertible Preferred Stock for $4.75 per share resulting in proceeds of $18,226,918. The Company also paid issuance costs of $993,693 relating to this Preferred Stock issuance, resulting in net proceeds of $17,233,225. These issuance costs are being accreted over the period to when redemption is permitted. As of June 30, 2011, the entirety of these issuance costs has been accreted.

Holders of the Series B Preferred Stock are entitled to receive accruing dividends in an amount equal to 8% per annum, cumulative, accruing daily and compounding annually, which are only payable upon the declaration of, but prior to the payment of, ordinary dividends or upon certain liquidation events or upon certain redemption events. Additionally, holders of the Series B Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-converted basis. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of common stock of the Company, par value $1 per share, at a conversion price of $4.75 per share of common stock. The Series B Preferred Stock has the right of full-ratchet anti-dilution protection upon any dilutive financing. The shares of Preferred Stock automatically convert into shares of common stock of the Company, par value $1 per share, upon the closing of a qualified initial public offering of common stock. In addition to this automatic conversion, holders of the preferred stock are entitled to receive cash in the amount per share equal to their original issue price upon the closing of an initial public offering of common stock. The Series B Preferred Stock is not entitled to the benefit of any sinking fund. The holders of the Series B Preferred Stock vote with the holders of the common stock on an as-converted basis, but have certain exclusive voting rights. The holders of the Preferred Stock have certain registration rights, preemptive rights, rights of first refusal, right of first negotiation and co-sale rights.

On or after August 14, 2010, a majority of the holders of the Series B Preferred Stock have the right to request that the Company redeem all shares of the Series B Preferred Stock in one installment, payable within 90 days of the request. The purchase price to be paid by the Company under this “put” for the redemption of the shares shall be the greater of (A) (i) the original issue price, plus (ii) any accruing dividends accrued but unpaid thereon, whether or not declared, plus (iii) any other declared but unpaid dividends on such shares or (B) the fair market value on the date of redemption as determined by an independent appraisal. As of June 30, 2011, $9,425,000 of preferred dividends has been accreted and $51,758,000 has been accreted for the estimated fair value of the redemption feature.

Stock Options

In October 1999, the Board of Directors approved the 1999 Stock Option Plan (the “Plan”). The Plan allows the Company to grant incentive stock options and non-statutory stock options to eligible employees, directors, and consultants of the Company. Options are generally granted for a term of 10 years and generally cliff vest over periods up to four years. However, the vesting period may be accelerated upon completion of an initial public offering of the Company or after twelve months following a change in control of the Company, as defined in the Plan. Incentive options granted to employees who, at the date of grant, own more than 10% of the voting power of the Company’s

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

8.     Convertible Preferred Stock and Shareholders’ Deficit (Continued)

stock have an exercise price equal to 110% of the fair market value at the date of grant and expire five years from the date of grant. The Plan was terminated in May 2004 and was replaced with the 2004 Stock Option Plan (the 2004 Plan); however, options granted under the 1999 plan are still outstanding. The 2004 Plan allows the Company to grant incentive stock options and non-statutory stock options to eligible employees, directors and consultants of the Company. Options are generally granted for a term of 10 years and generally vest 25% after the first year and then in equal monthly increments for the subsequent three years. On September 24, 2007, the shareholders of the Company increased the number of shares of common stock reserved for issuance under the 2004 Plan from 484,000 to 934,000. At June 30, 2011, 2,785,813 options under the plans have been granted and approximately 45,000 options remain ungranted.

Activity under the 1999 plan and the 2004 plan is summarized as follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding as of July 1, 2008	1,959,402	$4.40
Granted	80,450	4.88
Exercised	(8,468)	1.21
Canceled	(120,232)	2.88
Outstanding as of June 30, 2009	1,911,152	4.53
Granted	603,452	5.52
Exercised	(24,710)	4.00
Canceled	(149,213)	4.01
Outstanding as of June 30, 2010	2,340,681	4.91
Granted	915,307	7.95
Exercised	(147,583)	4.80
Canceled	(322,592)	4.09
Outstanding as of June 30, 2011	2,785,813	$4.92
Options exercisable as of June 30, 2011	1,692,633	$5.33
Options exercisable as of June 30, 2010	1,729,263	$4.73

The following table sets forth the Company’s outstanding options and options exercisable, including the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of similar price and grant date as of June 30, 2011:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Exercise Price	Exercisable as of June 30, 2011	Weighted Average Remaining Contractual Life
$3.00	11,331	2.01	$3.00	11,331	2.01
$4.00	29,910	2.60	$4.00	20,535	2.22
$4.75	1,100,935	3.85	$4.75	1,035,998	3.68
$5.19	487,549	8.30	$5.19	183,239	8.25
$6.00	112,468	2.36	$6.00	112,468	2.36
$6.92	300,329	9.17	$6.92	109,203	9.00
$7.00	5,360	2.01	$7.00	5,360	2.01
$7.09	554,931	9.59	$7.09	204,249	9.60
$11.58	183,000	10.00	$11.58	10,250	10.00
	2,785,813	6.66		1,692,633	5.15

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

8.     Convertible Preferred Stock and Shareholders’ Deficit (Continued)

The weighted average fair value of the options granted during 2009, 2010 and 2011 was $3.01, $2.72 and $3.19 respectively. The fair values were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	For the years ending June 30
	2009	2010	2011
Risk-free interest rate	1.61% – 3.39%	1.79% – 2.49%	1.14% – 2.02%
Expected dividend yield	—	—	—
Expected volatility	71.7%	54.8%	44.1%
Expected lives of options	5 years	5 years	5 years
Forfeiture rate	4%	5%	4%

The foregoing assumptions were based on the following:

•	The risk-free interest rate reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option;

•	Because we do not currently pay dividends or expect to pay dividends in the near future, the dividend yield is zero;

•	The expected volatility in stock price reflects the historical change in the volatility of a publicly traded peer entity over the same expected term of the option; and

•	The expected lives of options and assumed forfeiture rates are based on historical experience.

Stock-based compensation expense recorded for option grants was approximately $566,000, $623,000 and $1,399,000 in 2009, 2010 and 2011, respectively. As of June 30, 2011, there was approximately $2,783,000 of total unrecognized compensation cost related to non-vested options granted under the option plan. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Warrants

At June 30, 2011 the Company had warrants outstanding for purchase of 135,218 shares of common stock at an exercise price of $6.00 per share. These warrants expire October 2012. Additionally, warrants were outstanding for purchase of 125,000 shares of Series A Preferred Stock at an exercise price of $6.00 per share which expire August 2012.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

9.	Income Taxes

As of June 30, 2011, gross net operating loss carryforwards of approximately $71,000,000 are available to offset otherwise taxable income in future years. The Company has also generated research credit carryforwards of approximately $2,380,000.

The components of the Company’s provision (benefit) for income taxes were as follows:

	For the years ending June 30
	2009	2010	2011
Current:
Federal	$—	$75,000	$9,919
State	25,509	73,014	16,923
	25,509	148,014	26,842
Deferred:
Federal	—	—	2,106,233
State	—	—	226,362
Change in deferred tax asset valuation allowance	—	—	(31,559,555)
	—	—	(29,226,960)
Provision (benefit) for income taxes	$25,509	$148,014	$(29,200,118)

The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the Company:

	For the years ending June 30
	2009	2010	2011
Income tax computed at the federal statutory rate	$333,361	$1,024,294	$1,280,133
State income taxes, net of federal income tax benefit	39,219	120,505	150,603
Permanent items	429,186	701,712	895,734
Research and development and other credits	(356,014)	524,512	—
Other	—	—	32,967
Change in valuation allowance	(420,243)	(2,223,009)	(31,559,555)
	$25,509	$148,014	$(29,200,118)

The Company’s deferred tax assets and liabilities consist of the following:

	June 30
	2010	2011
Deferred tax assets (liabilities):
Deferred revenue	$154,651	$47,147
Stock option obligations	1,145,753	857,569
Investments	131,143	130,624
Fixed assets	66,230	5,492
Capitalized software	(464,199)	(2,588,301)
Research and development credit	2,380,304	2,380,304
Allowance for doubtful accounts	341,981	222,299
Other	478,934	1,213,702
Inventory	203,533	206,203
Net operating loss carryforwards	27,121,225	26,751,921
Net Deferred tax assets	31,559,555	29,226,960
Less — Valuation allowance	(31,559,555)	—
Net deferred tax assets	$—	$29,226,960

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

9.     Income Taxes (Continued)

As of June 30, 2011, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2001. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of June 30, 2011. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase within the next 12 months.

At March 31, 2011, the Company determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable. Accordingly, net deferred tax assets of approximately $31.0 million were recorded on the Company’s balance sheet as of that date with a corresponding $31.0 million income tax benefit recorded in the statement of operations.

This determination was based on our evaluation of positive and negative evidence as follows:

•	For the twelve quarters ending March 31, 2011, the Company’s statements of operations reflected cumulative income before taxes of $4.1 million. The quarter ending June 30, 2011 was anticipated to generate significant positive results (which results were record revenues of $29.4 million and income before taxes of $4.8 million).

•	The Company had utilized a portion of its net operating loss carryforwards in tax returns filed in the three years ending June 30, 2010 and anticipated utilization of an additional portion of such carryforwards for its return for fiscal 2011.

•	The significant growth in revenues and earnings the Company has experience over the past three years was forecast to continue as reflected in the Company’s business plan for 2012 — 2014. The Company has achieved or exceeded it forecast in each of the past four years as it has progressed toward significant scale and profitability.

•	The Company’s market segment is extremely positively impacted by the HITECH Act which provides significant funding through 2014 to providers for acquisition and “meaningful use” of Electronic Health Records technology systems as part of the Federal government’s initiatives to facilitate improvements in healthcare delivery and mitigate costs.

•	The weight of this positive evidence is somewhat tempered by the current state of the U.S. economy which has experienced a recession and now lackluster growth. However, the healthcare sector has been less affected than other sectors of the economy due in part to the impact of government involvement.

The determination of when to adjust the valuation allowance requires significant judgment on the part of management. Although realization is not assured, management concluded that it is more likely than not that the deferred tax assets at March 31, 2011 will be realized in the ordinary course of operations. Therefore a valuation allowance was determined to be unnecessary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

10.	Leases

Rental expense, recognized on a straight-line basis, for all building and equipment leases totaled approximately $257,000, $266,000 and $526,000 in 2009, 2010 and 2011, respectively. As of June 30, 2011, future minimum lease payments under operating leases with non-cancelable terms are as follows:

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Continued)

10.      Leases (Continued)

For the years ending June 30
2012	$725,254
2013	615,713
2014	440,469
2015	265,318
2016	9,032
Total	$2,055,787

11.	Retirement Savings Plan

The Company offers a retirement savings plan (the Plan) under Section 401(k) of the Internal Revenue Code to eligible employees, as defined in the plan document. The Plan allows a participant to make pre-tax contributions up to the maximum allowable percentage of eligible earnings under IRS guidelines. In addition, the Company can elect to make a discretionary matching contribution based on a uniform percentage of participants’ contributions determined by the Board of Directors each year. The Company may also make additional discretionary contributions upon a resolution of the Board of Directors. The Company made no matching or discretionary contributions to the Plan for the years ended June 30, 2009, 2010 and 2011, respectively.

12.	Segment information

The Company complies with ASC Topic 280, Segment Reporting. ASC 280, which is based on a management approach to segment reporting and requires that the Company disclose information about the business components (operating segments) as utilized to make operating decisions and assess performance. The objective of this guidance is to help financial statement users understand the Company’s performance, assess prospects for future cash flows and judge the entity as a whole. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker and for which discrete financial information is available. The Company manages its resources and assesses its performance on an enterprise-wide basis. The Company does report revenue according to the nature of the products and services provided to its customers; providers in various settings within the ambulatory sector of the domestic healthcare market who share similar economic characteristics.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Balance Sheets

	June 30, 2011	September 30, 2011	Pro Forma Shareholders’ Equity September 30, 2011
		(Unaudited)	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$5,721,588	$5,550,431
Short-term investments	10,446,910	7,740,833
Accounts receivable, net of a $585,000 and $648,000 allowance for doubtful accounts at June 30, 2011 and September 30, 2011 (unaudited), respectively	18,112,167	16,827,800
Inventory	460,027	625,041
Prepaids and other current assets	1,705,094	2,671,572
Deferred tax assets	475,649	1,226,533
Total current assets	36,921,435	34,642,210

Property and equipment, net	9,632,034	10,473,199
Software development cost, net	6,811,318	9,789,947
Deferred tax assets—noncurrent	28,751,311	28,226,949
Other assets	40,000	40,000
Total assets	$82,156,098	$83,172,305

Liabilities and shareholders’ deficit

Current liabilities:
Accounts payable	$7,901,990	$8,274,026
Accrued liabilities	5,900,256	5,407,831	$28,706,622
Deferred revenue	8,672,301	9,040,862
Total current liabilities	22,474,547	22,722,719
Obligation for purchased technology	349,315	310,612

Commitments (Note 10)

Convertible preferred stock, at fair value
Series A-Issued and outstanding 3,333,333 shares at June 30, 2011 and September 30, 2011 (unaudited), respectively (cumulative liquidation preference $35,072,827 and $35,722,324 (unaudited), respectively) no shares issued and outstanding pro forma (unaudited)	75,633,326	80,099,992	—
Series B-Issued and outstanding 4,631,579 shares at June 30, 2011 and September 30, 2011 (unaudited), respectively (cumulative liquidation preference $31,424,877 and $31,983,671(unaudited), respectively) no shares issued and outstanding pro forma (unaudited)	83,183,159	88,092,633	—

Shareholders’ equity (deficit):

Common stock	11,497,572	11,529,231	2 1,929,780
Additional paid-in capital	59,037,749	60,218,900	1 74,624,937
Accumulated deficit	(170,019,570)	(179,801,782)	(159,714,533)
Total shareholders’ equity (deficit)	(99,484,249)	(108,053,651)	$36,840,183
Total liabilities, convertible preferred and shareholders’ deficit	$82,156,098	$83,172,305

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Statements of Operations

For the three months ended September 30	2010	2011
	(Unaudited)
Revenue:
System sales	$4,459,151	$6,648,329
Training and consulting services	3,416,836	6,603,158
Support services	4,848,533	7,056,103
Electronic data interchange and business services	3,782,625	5,342,380
Total revenue	16,507,145	25,649,970
Cost of revenue:
System sales	1,221,730	1,847,053
Training and consulting services	2,910,396	4,430,731
Support services	1,249,434	2,256,962
Electronic data interchange and business services	2,579,649	3,821,588
Total cost of revenue	7,961,209	12,356,334
Gross profit	8,545,936	13,293,636
Operating expenses:
Sales, general and administrative	8,596,472	10,677,754
Research and development	1,824,304	3,164,429
Total operating expenses	10,420,776	13,842,183
Operating loss	(1,874,840)	(548,547)
Interest income (expense), net	19,172	(8,925)
Other (expense), net	(19,527)	(38,986)
Loss before provision for income taxes	(1,875,195)	(596,458)
Provision (benefit) for income taxes	5,571	(190,386)
Net loss	(1,880,766)	(406,072)
Preferred stock dividends and accretion	(13,231,929)	(9,376,140)
Loss available to common shareholders	$(15,112,695)	$(9,782,212)
Per share data:
Net loss per share available to common shareholders:
Basic and diluted	$(1.32)	$(0.84)
Weighted average number of common shares outstanding
Basic and diluted	11,488,762	11,685,976
Pro forma net loss per share:
Basic and diluted (unaudited)		$(0.02)
Pro forma weighted average number of common shares outstanding:
Basic and diluted (unaudited)		2 2,086,525

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.

Statements of Cash Flows

For the three months ended September 30	2010	2011
	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,880,766)	$(406,072)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Gain on the sale of property and equipment	—	(2,268)
Net stock compensation expense	278,093	1,057,249
Deferred income tax benefit	—	(226,522)
Depreciation and amortization	172,945	460,023
Provision for bad debts	150,000	255,769
Changes in current assets and liabilities:
Accounts receivable	(420,745)	1,028,598
Inventory	(128,399)	(165,014)
Prepaids and other current assets	(315,728)	(966,478)
Accounts payable and accrued liabilities	342,909	(593,309)
Deferred revenue	1,426,108	368,561
Net cash provided by (used in) operating activities	(375,583)	810,537
Cash flows from investing activities:
Sales of short-term investments	—	2,706,077
Purchases of property and equipment	(779,014)	(769,229)
Capitalized software development cost	(719,238)	(3,041,187)
Net cash used in investing activities	(1,498,252)	(1,104,339)
Cash flows from financing activities:
Payments on capital leases	(11,657)	—
Payments on obligation for acquired technology	—	(38,703)
Proceeds from exercise of stock options	—	161,348
Net cash provided by (used in) financing activities	(11,657)	122,645
Net decrease in cash and cash equivalents	(1,885,492)	(171,157)
Cash and cash equivalents at beginning of period	19,178,719	5,721,588
Cash and cash equivalents at end of period	$17,293,227	$5,550,431
Supplemental cash flow information:
Cash paid for interest	$1,786	$—
Cash paid for taxes	$134,531	$74,684

The accompanying notes are an integral part of these financial statements.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited)

1.	Description of Company

Greenway Medical Technologies, Inc. (the Company) was incorporated September 15, 1998, as a Georgia corporation headquartered in Carrollton, Georgia. The Company develops, markets and sells an integrated suite of healthcare information technology software solutions, including practice management and electronic medical records software applications for physician practices, clinics and other ambulatory settings throughout the United States.

The Company is subject to the risks and challenges similar to other companies in the health care information technology market including, but not limited to, operating in a rapidly evolving market, competition from larger companies, dependence on new products and on key personnel, as well as the regulatory requirements in the healthcare information environment.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim balance sheet as of September 30, 2011 and the interim statements of operations and cash flows for the three months ended September 30, 2010 and 2011 are unaudited and have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission. They do not include all the information and footnotes required by US GAAP for complete financial statements. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring accruals considered necessary to present fairly the Company’s results of its operations and cash flows for the three months ended September 30, 2010 and 2011. The balance sheet at June 30, 2011 was derived from audited financial statements included elsewhere in this registration statement. The results of the three months ended September 30, 2011 are not necessarily indicative of the results to be expected for the year ending June 30, 2012 or for any other interim period or for any other future year. Unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this registration statement.

Software Development Costs

The Company applies the provisions of ASC 985-20, Software, Costs of Computer Software to be Sold, Leased or Marketed, which requires the capitalization of costs incurred in connection with the research and development of new software products and enhancements to existing software products once technological feasibility is established. Such costs are amortized on a straight-line basis over the estimated economic life of the related product, which is typically three years. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in technology.

Capitalized software development costs approximated $719,000 and $3,041,000 during the three months ended September 30, 2010 and 2011, respectively.

Share-Based Compensation

The Company accounts for share-based compensation under the provisions of ASC 718, Compensation — Stock Compensation. ASC 718 requires measurement of compensation for share-based awards at fair value on the date of grant (or measurement date if different) and recognition of compensation expense, net of forfeitures, over the requisite service period for awards expected to vest.

The Company will only recognize a tax benefit from stock based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

2.     Summary of Significant Accounting Policies (Continued)

In addition, the Company has elected to account for the indirect effects of stock based awards on other tax attributes, such as the research tax credit, through its statement of operations.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date. The measurement of share-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to consultants is expensed over the vesting period.

The assumptions utilized for stock option grants during the three months ended September 30, 2011 were as follows:

September 30, 2011
Risk-free interest rate	1.51%
Expected dividend yield	—
Expected volatility	43.3%
Expected lives of options	5 years
Forfeiture rate	4%

The foregoing assumptions were based on the following:

•	The risk-free interest rate reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option;

•	Because we do not currently pay dividends or expect to pay dividends in the near future, the dividend yield is zero;

•	The expected volatility in stock price reflects the historical change in the volatility of a publicly traded peer entity over the same expected term of the option; and

•	The expected lives of options and assumed forfeiture rates are based on historical experience.

In the first three months of 2012, the Company issued 296,151 stock option awards to employees and non-employee directors. The weighted average fair value of each stock option was $6.98 per option and the aggregate fair value was $2.1 million. The majority of these awards vest over a four-year period, with the remaining awards vesting immediately. Share-based compensation expense related to options awards was approximately $278,000 and $1,040,000 for the three months ended September 30, 2010 and 2011, respectively. At September 30, 2011, the unrecognized compensation expense related to stock option grants was $3.7 million with a remaining weighted average life of 2.1 years.

A summary of option activity for the three months ended September 30, 2011 follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding as of June 30, 2011	2,785,813	$4.92
Granted	296,151	13.45
Exercised	(31,659)	5.32
Canceled	(10,675)	6.15
Outstanding as of September 30, 2011	3,039,630	$6.75
Options exercisable as of September 30, 2011	1,745,114	$5.36

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

2.     Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes, which requires the use of an asset and liability method of accounting for deferred income taxes. Under ASC 740, deferred income tax assets or liabilities at the end of each period are determined using the tax rate expected to apply to taxable income in the period in which the deferred income tax asset or liability is expected to be settled or realized. The Company has adopted the applicable provisions of ASC 740 relating to income tax contingencies which had previously been accounted for under ASC 450 Contingencies. As required by the uncertain tax position guidance under ASC 740, the Company recognizes the financial statement benefit of an income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For income tax positions meeting this more-likely-than-not threshold, the amount to be recognized in the financial statements is the largest benefit that has a greater than 50 percent cumulative likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company determined that application of the guidance to its open income tax positions had no impact on its financial statements. Subsequent recognition, de-recognition, and measurement is based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in shareholders’ equity. Unrecognized gain or loss on investments held as available-for-sale and carried at fair value is reported in comprehensive income; such amounts are not material; therefore, for the three months ended September 30, 2010 and 2011 comprehensive income approximated net income.

Net Loss Available to Common Shareholders

Basic loss per share available to common shareholders is computed by dividing loss available to common shareholders by the sum of the weighted average number of common shares outstanding during the period. Loss available to common shareholders reflects accretion of preferred stock dividends, preferred stock issue cost and adjustment to recognize the estimated fair value of the put feature ascribed to these securities (Note 8).

Diluted income (loss) per share gives effect to all potentially dilutive common share equivalents outstanding during the period. Such potentially dilutive common share equivalents included Series A and B Preferred Stock convertible into 8.8 million shares of common for each of the three months ended September 30, 2010 and 2011; outstanding warrants exercisable for 260,000 common shares for the three months ended September 30, 2010 and 2011; and stock options outstanding for 2.1 and 3.0 million shares of common for each of the three months ended September 30, 2010 and 2011, respectively. The dilutive effect of outstanding stock options and warrants would be computed using the treasury stock method. The computation of diluted income (loss) per share does not assume conversion, exercise, or contingent exercise of securities that would have an anti-dilutive effect on earnings and inasmuch as inclusion of any or all of the potentially dilutive common share equivalents is anti-dilutive for the each of the three months ended September 30, 2010 and 2011, presentation of (loss) per share available to common shareholders — basic and diluted are the same for the periods presented.

Fair Value of Financial Instruments

The book values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values, principally because of the short-term maturities of these instruments. As provided by their terms, the Company’s Series A and Series B Convertible Preferred Stock issuances are carried at estimated fair value based on the greater of a) liquidation preference including accrued dividends or b) fair value of these instruments as determined by independent appraisal.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

2.     Summary of Significant Accounting Policies (Continued)

The Company applies ASC 820, Fair Value Measurements and Disclosures, with respect to fair value of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis and (b) all financial assets and liabilities. The Company applies the aspects of ASC 820 relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis but elects not to apply the fair value option.

ASC 820 prioritizes the inputs used in measuring fair value as follows: Level 1 — Quoted market prices in active markets for identical assets or liabilities; Level 2 — Observable inputs other than those included in Level 1 (for example, quoted market prices for similar assets in active markets or quoted market prices for identical assets in inactive markets); and Level 3 — Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

The Company’s financial instruments measured at fair value as of June 30, 2011 and September 30, 2011 consisted of:

		Fair Value Hierarchy Category
	Balance Sheet Classification	Level 1	Level 2	Level 3
At June 30, 2011:
Available-for-sale equity securities:	Short-term investments	$4,581,578	$5,865,332	—
Series A convertible preferred stock:	Temporary equity	—	—	$75,633,326
Series B convertible preferred stock:	Temporary equity	—	—	$83,183,159

At September 30, 2011:
Available-for-sale equity securities:	Short-term investments	$3,741,745	$3,999,088	—
Series A convertible preferred stock:	Temporary equity	—	—	$80,099,992
Series B convertible preferred stock:	Temporary equity	—	—	$88,092,633

The following table presents the changes in the estimated fair value of the Series A and B Convertible Preferred Stock measured using significant unobservable inputs (Level 3):

	September 30, 2010	September 30, 2011
Series A Convertible Preferred Stock:
Fair value measurement at beginning of period	$49,466,662	$75,633,326
Change in fair value recorded in accumulated deficit	6,299,999	4,466,666
Fair value measurement at end of period	$55,766,661	$80,099,992
Series B Convertible Preferred Stock:
Fair value measurement at beginning of period	$54,388,744	$83,183,159
Change in fair value recorded in accumulated deficit	6,931,930	4,909,474
Fair value measurement at end of period	$61,320,674	$88,092,633

The Series A and B Convertible Preferred Stock is remeasured to fair value each reporting period. The changes in fair value, combined with dividends and accretion of preferred stock issuance costs, are recorded in the financial statements and are based on the change in the underlying fair value of the Company’s equity during each period presented. The fair value of the Company’s equity is the estimated amount for which a share of each of the Company’s equity instruments could be sold in a current transaction between willing parties. The Company estimates its fair value using primarily a discounted cash flow model. The operating assumptions used in the discounted cash flow model are generally consistent with the Company’s past performance and with the projections and assumptions that are used in the Company’s current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

2.     Summary of Significant Accounting Policies (Continued)

Unaudited Pro forma Shareholders’ Equity and Loss Per Share

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into shares of common stock as follows:

(1)	3,333,333 shares of Series A Convertible Preferred Stock convert into 4,210,533 shares of common stock based on application of the conversion ratio of 1.2631;

(2)	4,631,579 shares of Series B Convertible Preferred Stock convert into a like number of shares of common stock based on a conversion ratio of 1;

(3)	in connection with the conversion of our convertible preferred stock, a mandatory cash payment of $23,298,791will be payable to certain holders of outstanding preferred stock based on $4.75 per equivalent common share upon conversion; and

(4)	1,558,437 shares of common stock will be issuable at the assumed offering price pursuant to the election of certain preferred stockholders to receive common stock in lieu of the aforementioned cash payment.

Pro forma conversion of the Series A and B convertible preferred upon completion of this offering is reflected at fair value based on the assumed offering price of $12.00 per common share plus the mandatory cash payment and the fair value of common stock issued in lieu of such cash payment based on the assumed offering price. Based on the foregoing, pro forma common shares issuable in connection with automatic conversion of our convertible preferred stock total 10,400,549 with aggregate fair value of $148,105,379.

The assumed conversion as described above is reflected in the accompany balance sheet as unaudited pro forma shareholders’ equity at September 30, 2011 with the effect of (1) increasing common stock by $10,400,549; the par value of shares issuable in connection with the conversion, (2) increasing additional paid in capital by $114,406,037; the $12.00 assumed offering price less applicable par value, and (3) reducing accumulated deficit by $20,087,249 to adjust the aggregate estimated fair value of our convertible preferred stock originally recognized at September 30, 2011 to the effect of conversion to common stock at the assumed offering price of $12.00. The mandatory cash payment of $23,298,791payable in connection with the assumed conversion is reflected as a pro forma increase in accrued liabilities.

Unaudited p ro forma loss per share for the year ended June 30, 2011 and the three months ended September 30, 201 1 reflect s the impact of the assumed conversion of the convertible preferred stock at the beginning of the respective period as follows:

Pro Forma Income (Loss) and Pro Forma Per Share Amounts for Assumed Conversion

	Year Ended June 30, 2011	Three Months Ended September 30, 2011
Pro forma net income (loss) available to common shareholders	$32,965,214	$(406,072)
Pro forma net income (loss) per share:
Basic	$1.50	$(0.02)
Diluted	$1.44	$(0.02)
Pro forma weighted average number of common shares outstanding:
Basic	21,979,108	22,086,525
Diluted	22,856,134	22,086,525
Computation of weighted average pro forma basic and diluted shares outstanding:
Weighted average number of shares outstanding — basic	11,578,559	11,685,976
Add: pro forma conversion of convertible preferred stock	10,400,549	10,400,549
Total pro forma shares outstanding — basic	21,979,108	22,086,525
Add: dilutive effect of options and warrants using treasury stock method	877,026	—
Total pro forma shares outstanding — diluted	22,856,134	22,086,525

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

3.	Investments

Short-term investments consist of money market funds, U.S. agency bonds and corporate bonds with original maturities greater than three months and remaining maturities of less than one year. Investments are also made in corporate bonds with original maturities of greater than one year but maximum remaining maturities of 18 months; these investments are also included in short-term investments since the Company’s intent is to convert them into cash as may be necessary to meet liquidity needs. At September 30, 2011, all of the Company’s investments were classified as available-for-sale and are reported at fair value with any changes in market value reported as a part of comprehensive income. As of September 30, 2011, gross accumulated unrealized gains and losses for these investments were immaterial. Fair value is based on the Level 1 or 2 criteria of the fair value hierarchy specified in ASC 820-10, Fair Value Measurements and Disclosures.

Investments at fair value consisted of the following:

September 30, 2011
Available-for-sale securities
U.S. agency bonds	$910,645
Corporate bonds	3,088,443
Money market funds	3,741,745
Total	$7,740,833

4.	Property and Equipment

Property and equipment consists of:

	Estimated useful lives	June 30, 2011	September 30, 2011
Land	—	$1,088,203	$1,171,765
Building	39 years	4,433,351	4,433,351
Leasehold improvements	Lesser of lease term or 7 years	290,834	304,039
Equipment	3 years	2,752,863	2,924,438
Furniture and fixtures	5 years	1,229,643	1,229,643
Purchased software	3 years	1,314,978	2,862,971
Aquired technology	3 years	974,102	974,102
		12,083,974	13,900,309
Less — Accumulated depreciation		(4,069,614)	(4,464,811)
		8,014,360	9,435,498
Construction in progress		1,617,674	1,037,701
Total		$9,632,034	$10,473,199

In September 2010, the Company acquired certain technology and intellectual property in exchange for cash and 50,000 shares of common stock. The $600,000 cash portion of the purchase price is payable over three years in variable amounts based on sales of the Company’s product offering into which the technology is incorporated. The purchase agreement provided for a potential reduction of this cash portion of the purchase price when and if an initial public offering of the Company’s common stock were to be completed. The fair value of the aggregate consideration was estimated at $974,000 and allocated in its entirety to acquired technology estimated to have a useful life of three years. Amortization is charged to cost of goods sold and totaled $88,000 for the three months ended September 30, 2011.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

5.	Accrued Liabilities

The following table shows the components of accrued liabilities as of June 30, 2011 and September 30, 2011 (in thousands):

	June 30, 2011	September 30, 2011
Accrued liabilities
Accrued salaries, wages and benefits	$3,172,428	$2,763,048
Accrued sales tax	1,329,573	1,179,862
Accrued third party services	1,177,485	1,219,869
Other accrued expenses	220,770	245,052
Total	$5,900,256	$5,407,831

6.	Transactions with Related Parties

Effective July 1, 2000, the Company entered into an agreement to lease the corporate office from Green Family Real Estate, LLC, an entity controlled by the Company’s Chairman, for approximately $20,000 per month, plus annual adjustments for inflation, until June 30, 2015 (see Note 10).

In 2000, the Company entered into an agreement to rent on an hourly basis an airplane from Greenway Air, LLC, an entity controlled by the Company’s Chairman. Expenses incurred related to this agreement were approximately $20,000 and $5,000 for the three months ended September 2010 and 2011, respectively. In March 2002, the Company purchased a 1% interest in Greenway Air, LLC, for $12,500. This investment is recorded at cost in the accompanying balance sheets.

The Company has considered applicable guidance regarding variable interest entities and has determined that neither of these arrangements is such an entity.

As described in Note 8, the Company has two institutional shareholders who own Series A and Series B Convertible Preferred Stock and shares of common stock. As of September 30, 2011, these shareholders collectively own approximately 49% (29% for one investor and 20% for the other) of the Company’s equity on an as-if-converted basis. One representative of each of these institutional shareholders sits on the Company’s Board of Directors. Given this substantial ownership position, these shareholders are able individually, and collectively, to exercise substantial influence over the affairs of the Company.

In April 2011, the Company purchased three commercial lots totaling approximately 6 acres which it plans to use to build new facilities to accommodate its growth. The property was purchased from the Company’s Chairman pursuant to authorization from the Board of Directors. Aggregate consideration was approximately $483,000 and was based on an independent appraisal.

7.	Credit Facility

In March 2011, the Company closed on a new loan agreement which provides financing up to $5,000,000, based on eligible receivables, with interest at LIBOR plus 275 basis points, is secured by a pledge of the Company’s assets and contains customary provisions regarding covenants including a prohibition on payment of cash dividends. There were no amounts outstanding on the credit facility at September 30, 2011 and the full amount of the facility was available.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

8.	Convertible Preferred and Shareholders’ Equity

The amount of stock authorized, issued and outstanding is summarized as follows as of June 30, 2011 and September 30, 2011:

	June 30, 2011			September 30, 2011
	Common Stock	Series A Preferred	Series B Preferred	Common Stock	Series A Preferred	Series B Preferred
Authorized	25,000,000	3,458,333	4,631,579	25,000,000	3,458,333	4,631,579
Issued	11,676,562	3,333,333	4,631,579	11,708,221	3,333,333	4,631,579
Outstanding	11,676,562	3,333,333	4,631,579	11,708,221	3,333,333	4,631,579

Series A Convertible Preferred Stock

On March 16, 2004, shareholders of the Company approved an amendment to the Company’s articles of incorporation to authorize the issuance of 3,333,333 shares of Series A Convertible Preferred Stock (the Series A Preferred Stock), with a par value of $0.01 per share. In May 2004, the Company issued all of the authorized shares of the Series A Preferred Stock for gross proceeds of approximately $20,000,000. Holders of the Series A Preferred Stock are entitled to receive accruing dividends in an amount equal to 8% per annum, cumulative, accruing daily and compounding annually, which are only payable upon the declaration of, but prior to the payment of, ordinary dividends or upon certain liquidation events or upon certain redemption events. Additionally, holders of the Series A Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-converted basis. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof at any time into shares of common stock of the Company, par value $1 per share, at a conversion price of $5.89 per share of common stock, subject to adjustment under certain conditions. Upon issuance of the Series B Preferred Stock in 2007, this conversion price was adjusted to reflect the same conversion price of the Series B Preferred Stock of $4.75 and the Company recorded a deemed dividend of $3,870, 968 to reflect the fair value of the beneficial conversion as a result of this conversion price adjustment. The Series A Preferred Stock has the right of full-ratchet anti-dilution protection upon any dilutive financing. The shares of Series A Preferred Stock automatically convert into shares of common stock of the Company, par value $1 per share, upon the closing of a qualified initial public offering of common stock. In addition to this automatic conversion, holders of the preferred stock are entitled to receive cash in the amount per share equal to their original issue price upon the closing of an initial public offering of common stock. The Series A Preferred Stock is not entitled to the benefit of any sinking fund. The holders of the Series A Preferred Stock vote with the holders of the common stock on an as-converted basis but have certain exclusive voting rights. The holders of the Series A Preferred Stock have certain registration rights, preemptive rights, rights of first refusal and co-sale rights.

Additionally, on or after August 14, 2010, a majority of the holders of the Series A Preferred Stock have the right to request that the Company redeem all shares of the Series A Preferred Stock in one installment, payable within 90 days of the request. The purchase price to be paid by the Company under this “put” for the redemption of the shares shall be the greater of (A) (i) the original issue price, plus (ii) any accruing dividends accrued but unpaid thereon, whether or not declared, plus (iii) any other declared but unpaid dividends on such shares or (B) the fair market value on the date of redemption as determined by an independent appraisal. As of September 30, 2011, $15,722,000 of preferred dividends has been accreted and $44,378,000 has been accreted for the estimated fair value of the redemption feature.

On July 27, 2005, shareholders of the Company approved an amendment to the Company’s articles of incorporation to increase the number of authorized shares of preferred stock from 3,333,333 shares to 3,458,333 shares, with a par value of $.01 per share. These additional authorized shares were reserved for issuance upon exercise of the Series A Preferred Stock warrants granted to the maker of the August 9, 2005, term loan that was subsequently paid in full.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

8.     Convertible Preferred and Shareholders’ Equity (Continued)

Series B Convertible Preferred Stock

On September 6, 2006, shareholders of the Company approved an amendment to the Company’s articles of incorporation to increase the authorized shares of preferred stock from 3,458,333 to 7,668,859 and, on October 30, 2006, shareholders of the Company approved a subsequent amendment of the Company’s articles of incorporation to increase the authorized shares of preferred stock from 7,668,859 to 8,089,912. The additional 4,631,579 authorized shares were designated as Series B Convertible Preferred Stock with a par value of $0.01 per share.

During 2007, the Company converted $3,500,000 of shareholders’ notes together with accrued interest thereon of $273,082 into 794,333 shares of Series B Convertible Preferred Stock at a conversion price of $4.75 per share. Additionally during 2007, the Company issued 3,837,246 shares of Series B Convertible Preferred Stock for $4.75 per share resulting in proceeds of $18,226,918. The Company also paid issuance costs of $993,693 relating to this Preferred Stock issuance, resulting in net proceeds of $17,233,225. These issuance costs are being accreted over the period to when redemption is permitted and as of September 30, 2011; the entire amount has been accreted.

Holders of the Series B Preferred Stock are entitled to receive accruing dividends in an amount equal to 8% per annum, cumulative, accruing daily and compounding annually, which are only payable upon the declaration of, but prior to the payment of, ordinary dividends or upon certain liquidation events or upon certain redemption events. Additionally, holders of the Series B Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-converted basis. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of common stock of the Company, par value $1 per share, at a conversion price of $4.75 per share of common stock. The Series B Preferred Stock has the right of full-ratchet anti-dilution protection upon any dilutive financing. The shares of Preferred Stock automatically convert into shares of common stock of the Company, par value $1 per share, upon the closing of a qualified initial public offering of common stock. In addition to this automatic conversion, holders of the preferred stock are entitled to receive cash in the amount per share equal to their original issue price upon the closing of an initial public offering of common stock. The Series B Preferred Stock is not entitled to the benefit of any sinking fund. The holders of the Series B Preferred Stock vote with the holders of the common stock on an as-converted basis, but have certain exclusive voting rights. The holders of the Preferred Stock have certain registration rights, preemptive rights, rights of first refusal, right of first negotiation and co-sale rights.

On or after August 14, 2010, a majority of the holders of the Series B Preferred Stock have the right to request that the Company redeem all shares of the Series B Preferred Stock in one installment, payable within 90 days of the request. The purchase price to be paid by the Company under this “put” for the redemption of the shares shall be the greater of (A) (i) the original issue price, plus (ii) any accruing dividends accrued but unpaid thereon, whether or not declared, plus (iii) any other declared but unpaid dividends on such shares or (B) the fair market value on the date of redemption as determined by an independent appraisal. As of September 30, 2011, $9,984,000 of preferred dividends has been accreted and $56,109,000 has been accreted for the estimated fair value of the redemption feature.

Stock Options

In October 1999, the Board of Directors approved the 1999 Stock Option Plan (the Plan). The Plan allows the Company to grant incentive stock options and non-statutory stock options to eligible employees, directors, and consultants of the Company. Options are generally granted for a term of 10 years and generally cliff vest over periods up to four years. However, the vesting period may be accelerated upon completion of an initial public offering of the Company or after twelve months following a change in control of the Company, as defined in the Plan. Incentive options granted to employees who, at the date of grant, own more than 10% of the voting power of the Company’s stock have an exercise price equal to 110% of the fair market value at the date of grant and expire five years from the date of grant. The Plan was terminated in May 2004 and was replaced with the 2004 Stock Option Plan (the 2004 Plan); however, options granted under the 1999 plan are still outstanding. The 2004 Plan allows the Company

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

8.     Convertible Preferred and Shareholders’ Equity (Continued)

to grant incentive stock options and non-statutory stock options to eligible employees, directors and consultants of the Company. Options are generally granted for a term of 10 years and generally vest 25% after the first year and then in equal monthly increments for the subsequent three years. At September 30, 2011, approximately 3,039,630 options have been granted and approximately 67,017 options remain un-granted.

9.	Income Taxes

As of September 30, 2011, the Company had gross net operating losses (NOLs) totaling $75,000,000. These NOLs will be available to offset any future taxable income and will begin to expire in 2020. The Company has also generated research credit carryforwards of approximately $2,400,000. The Company estimates its annual effective tax rate for 2012 at approximately 40%. For the three months ended September 30, 2011, a benefit based on this rate was recorded. The effective tax rate for the quarter was 32% reflecting the effect of miscellaneous payments to various state jurisdictions which were expensed during the period. The effective tax rate for 2010 is not meaningful inasmuch as deferred tax assets were fully reserved for the period.

As of September 30, 2011, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S.federal income or state tax return examinations by tax authorities for tax years before 2001. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of September 30, 2011. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase within the next 12 months.

10.	Leases and Other Commitments

As discussed in Note 6, the Company leases office space from related parties under operating leases through 2015. Rental expense for all building and equipment leases totaled approximately $152,000 and $211,000 for the three months ended September 30, 2010 and 2011, respectively.

The Company has entered into contracts for development of new facilities to accommodate its growth. The project is expected to be completed within two years and is estimated to cost approximately $12,000,000 which will be funded from existing resources and available credit.

11.	Segment information

The Company complies with ASC Topic 280, Segment Reporting. ASC 280, which is based on a management approach to segment reporting and requires that the Company disclose information about the business components (operating segments) as utilized to make operating decisions and assess performance. The objective of this guidance is to help financial statement users understand the Company’s performance, assess prospects for future cash flows and judge the entity as a whole. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker and for which discrete financial information is available. The Company manages its resources and assesses its performance on an enterprise-wide basis. The Company does report revenue according to the nature of the products and services provided to its customers; providers in various settings within the ambulatory sector of the domestic healthcare market who share similar economic characteristics.

12.	Subsequent Events

In October, the Company closed on the acquisition of certain technology and other assets of Cy Solutions which will facilitate its penetration of the Federally Qualified Health Center (FQHC) market. The total consideration is $4,000,000 which includes $1,000,000 contingent on attainment of certain performance objectives. The acquisition will be funded from existing resources.

GREENWAY MEDICAL TECHNOLOGIES, INC.
Notes to Financial Statements—(Unaudited) (Continued)

12.     Subsequent Events (Continued)

The Company discloses material events that occur after the balance sheet date but before financial statements are issued. In general, these events are recognized if the condition existed at the date of the balance sheet, but are not recognized if the condition did not exist at the balance sheet date. The Company discloses non-recognized events if required to keep the financial statements from being misleading. Management evaluated events occurring subsequent to September 30, 2011 through December 5, 201 1 , the date these financial statements were available to be issued.

6,666,667 Shares

Greenway Medical Technologies, Inc.

Common Stock

J.P. Morgan	Morgan Stanley	William Blair & Company

Piper Jaffray	Raymond James

Through and including           , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee , the NYSE listing fee and the FINRA filing fee .

SEC registration fee	$11,610
FINRA filing fee	10,500
NYSE listing fee	146,000
Printing and engraving expenses	425,000
Legal fees and expenses	1,150,000
Accounting fees and expenses	425,000
Transfer agent and registrar fees	12,000
Miscellaneous expenses	19,890
Total	$2,200,000

Item 14.    Indemnification of directors and officers.

Upon consummation of the Reincorporation merger we will become a Delaware corporation. Our Delaware certificate of incorporation, provide s that, except to the extent prohibited by the Delaware General Corporation Law, as amended, (the “DGCL”) our directors shall not be personally liable to the company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the company. Under the DGCL, the directors have a fiduciary duty to the company which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the company or acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase and maintain insurance with respect to liability incurred by or arising out of their capacity or status as directors and officers, whether or not the corporation could indemnify such person against liability under section 145 (subject to certain limitations). The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, vote of stockholders, or otherwise.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation (or an amendment thereto) to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for breaches of the director’s fiduciary duty of care, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, which provides for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation, eliminate s the personal liability of directors to the fullest extent permitted by DGCL and provides that we may fully indemnify any officers and members of the Board of Directors and, with authorization of the Board of Directors, indemnify our employees, agents, and any other persons against all expenses, liabilities or other matters, including those incurred in prosecuting any matter and in indemnification actions. Article VI of our bylaws also indemnifies the directors and officers to the fullest extent permitted by DGCL. Such indemnification extends to each person, heir, executor or committee of such person, who was or is a party, threatened to be made a party to, or involved in any threatened, pending, or completed action, suit or proceeding, including civil, criminal, administrative or investigative, by reason that such person is or was a director or officer of the company, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification is a contract right that includes the right to be paid by the company expenses, including attorney fees, incurred in connection with any such suit or proceeding in advance of its final disposition to the fullest extent permitted by law. Such indemnification also extends to employees and agents of the company by action of our Board of Directors and to the extent and effect as determined by the Board of Directors and authorized by the DGCL.

We maintain liability insurance for our officers and directors. Further, we intend to enter into indemnity agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our amended and restated certificate of incorporation or our bylaws, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The underwriting agreement filed as an exhibit to this prospectus provide s for indemnification of us and our officers and directors by the underwriters for certain liabilities arising under the Securities Act and otherwise to the extent, but only to the extent, that such liability arose from an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to us by such underwriter specifically for use in the prospectus.

Item 15.    Recent sales of unregistered securities.

In the past three years, we have issued the following securities that were not registered under the Securities Act:

We have granted options under our stock incentive plans to purchase an aggregate of 1,865,963 shares of common stock (net of expirations and cancellations) to employees, officers and directors, having exercise prices ranging from $4.00 to $14.64 per share. Of these, options to purchase shares of common stock have been exercised for aggregate consideration of approximately $ 988,224 , at a weighted average exercise price of $4. 79 per share. In addition, the Company has issued 1,505,966 shares of common stock upon the exercise of warrants at an exercise price of $6.00 per share. Also, on August 7, 2010, we issued 50,000 shares of common stock to VisualMED, Inc. (“VisualMED”), as partial consideration for an acquisition of certain assets from VisualMED. The stock consideration was valued by the parties at $400,000. Finally, we issued 864 shares of our common stock in January 2012 to a consultant as compensation for services which the parties valued at $10,000. None of the foregoing transactions involved any underwriters, underwriting discounts or commission, or any public offering, and the company believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans. The recipients of the shares of common stock issued upon exercise of the options were our employees, officers or directors who received the securities under our stock incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and financial statement schedules.

(a)	Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1†	Articles of Incorporation of the Registrant in effect prior to the Reincorporation.
3.2	Certificate of Incorporation of the Registrant, to be in effect upon the Reincorporation and the completion of the offering.
3.3	Bylaws of the Registrant, to be in effect upon the Reincorporation and the completion of the offering.
4.1	Form of the Registrant’s Common Stock Certificate.
4.2†	Form of the Registrant’s Series A Preferred Stock Certificate.
4.3†	Form of the Registrant’s Series B Preferred Stock Certificate.
4.2†	Amended and Restated Investors’ Rights Agreement, by and among Greenway Medical Technologies, Inc. and the investors listed on Schedule A thereto, dated October 30, 2006.
4.3†	Second Amended and Restated Voting Agreement by and among Greenway Medical Technologies, Inc. and the investors listed on the schedules thereto dated October 30, 2006.
5.1	Opinion of Paul Hastings LLP.
10.1*	Greenway Medical Technologies, Inc. 2011 Stock Plan.
10.2*†	Greenway Medical Technologies, Inc. 2004 Stock Plan.
10.2.1*†	2004 Stock Plan Form of ISO and NSO Notice of Stock Option Grant and Stock Option Agreement.
10.2.2*	Amendment to 2004 Stock Plan.
10.3*†	Greenway Medical Technologies 1999 Stock Option Plan, as amended.
10.3.1*†	1999 Stock Option Plan Form of ISO Agreement.
10.3.2*†	1999 Stock Option Plan Form of Non-Qualified Stock Option Agreement.
10.4 *	Form of Indemnification Agreement by and between Greenway Medical Technologies, Inc. and each of its directors.
10.5†	Triple Net Lease, by and between Elizabeth Village, LLC and Greenway Medical Technologies, Inc., dated as of July 1, 2000.
10.6†	Credit Agreement, among Greenway Medical Technologies, Inc., Bank of America, N.A., and the other lenders, named therein, dated as of March 22, 2011.
10.6.1 †	Amendment to Credit Agreement.
10.6.2	Second Amendment to Credit Agreement.
10.7†	Security Agreement, by and between Greenway Medical Technologies, Inc. and Bank of America, N.A., dated as of March 22, 2011.
10.8+ †	Software License and Services Agreement, by and between Greenway Medical Technologies, Inc. and Walgreen Co., dated as of February 28, 2011.
10.9	Form of 2011 Incentive Bonus Plan.
14	Greenway Medical Technologies, Inc. Code of Business Conduct and Ethics.
21	List of subsidiaries.
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Paul Hastings LLP (included in Exhibit 5.1).
24.1 †	Power of Attorney (contained on signature page).

*	Denotes management contract or compensatory arrangement.

+	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information will be filed separately with the SEC.

†	Previously Filed.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)  The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 17 th day of January , 2012 .

Greenway Medical Technologies, Inc.

By: /s/ WYCHE T. GREEN, III Wyche T. Green, III President, Chief Executive Officer, Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date
/s/ WYCHE T. GREEN, III Wyche T. Green, III	President, Chief Executive Officer, Director (Principal Executive Officer)	January 17 , 201 2

* W. Thomas Green, Jr.	Chairman of the Board of Directors	January 17 , 201 2

* James A. Cochran	Chief Financial Officer (Principal Financial and Accounting Officer)	January 17 , 201 2

* Noah Walley	Director	January 17 , 201 2

* Thomas T. Richards	Director	January 17 , 201 2

* Walter Turek	Director	January 17 , 201 2

* Neal Morrison	Director	January 17 , 201 2
* Robert Hensley	Director	January 17 , 201 2

*By: /s/ WYCHE T. GREEN, III Wyche T. Green, III, as attorney in fact